

Access National Corporation Annual Report

2012

Access National Bank®

The Difference is Access.

Access National

Access National Corporation Mission Statement

Our mission is to provide progressive and superior financial solutions to the communities that we serve. All of our endeavors will enrich the interests of our clients, shareholders and associates.

Dear Fellow Shareholders:

Access National Corporation earned a record $17.7 million in 2012, up 55.6% from $11.4 million in 2011. Net income per diluted common share was $1.71, an increase of 55.5% over the $1.10 reported in 2011. This increase in profitability was driven by an increase in net interest income and the net margin from higher mortgage origination volume. Record earnings in the fourth quarter of 2012 represented the 50th consecutive quarterly profit over our 13 year history (52 quarters).

2012 was a year of exceptional performance by every measure. The market took greater notice of our superior performance and strength by rewarding us with a 47.7% stock price increase. For the second consecutive year, an investment in ANCX experienced better returns than the banking industry as a whole as well as most broad market measures such as the S&P 500.

Shareholder Focused Capital Management

Based on record earnings in the fourth quarter of 2012, strong capital and a favorable outlook, the Board of Directors declared a quarterly cash dividend of $0.09 per share in January 2013, representing an $0.08 increase over the last eight quarters. The regular dividend increases are in addition to the $0.70 special dividend paid in December 2012. The special dividend was designed to reduce our capital to an optimal level while allowing shareholders to realize income in 2012 at more favorable tax rates.

In 2012, shareholders experienced a dramatic realization of value through $0.95 in dividends per share plus a $0.72 increase in tangible book value per share. In all, the $1.67 of tangible share benefit was a 20.5% return on the starting book value in 2012.

Following substantial dividends paid to shareholders in 2012, we ended the year with an even stronger tangible capital to asset ratio of 10.56%, up from 10.23% at the prior year end. At year end 2012, the capital ratio stood well in excess of our stated minimum target of 8.0%. The cushion above our target gives us ample capital to support "organic growth" as well as strategic partnerships or acquisitions. In 2013, we plan to increase dividends on a consistent basis, working towards a core earnings payout ratio equal to 40% of net income.

Even with stronger capital levels, we have been able to generate attractive returns on tangible common equity. Return on average equity was 19.68% in 2012 compared to 14.80% in 2011. Return on average assets for the year ended December 31, 2012 was 2.15%, up from 1.50% in 2011.

Our careful stewardship has been recognized by leading industry observers on a frequent basis. Among the most notable recent accolades:

- **#1 Most Profitable Bank in Washington**
  The Washington Business Journal, February 2013
- **#8 among "Nifty Fifty, The Best Users of Capital"**
  Bank Director Magazine, Q1 2013
- **Class of 2012 Sm-All Stars**
  Sandler O'Neill + Partners, Research, August 2012
- **#25 of the Top 200 Community Banks in the Nation**
  American Banker, May 2012

Earnings per Share ($)



1.80
1.35
0.90
0.45
0.00
0.31
0.46
0.92
0.72
1.10
1.71
2007
2008
2009
2010
2011
2012

Tangible Book Value ($)



10
8
6
4
2
5.35
5.66
6.43
6.96
8.13
8.85
2007
2008
2009
2010
2011
2012

Quarterly Common Dividends Paid per Share ($)



0.0900
0.0675
0.0450
0.0225
0.0
0.01
0.02
0.03
0.04
0.04
0.05
0.06
0.06
0.08
0.09
'10 Q4
'11 Q1
'11 Q2
'11 Q3
'11 Q4
'12 Q1
'12 Q2
'12 Q3
'12 Q4
'13 Q1

"The Difference is Access"
Client success drives our success.

Most important to our stand-out success over the past few years has been our unwavering commitment to our chosen industry segments and geography. At times, it's the little things that count and at other times, it's the big things. What follows are just some of the many examples of how we have made a difference for our clients in a way that helps drive their success, as well as ours:

• Our $1.4 million SBA loan enabled an accomplished architect serving commercial and institutional clients to buy out the retiring owner. The financing helped the new owner preserve a $7.5 million revenue business and retain much needed jobs in our local community.

• We worked with a young entrepreneur to implement a secure, long term investment strategy for the eight figure proceeds from the partial sale of his company. Our investment advisory service enables him to focus energy into growing the technology business to become even more valuable.

• We won the deposit relationship of a local professional association of 10,000 members through a competitive bid contest that included numerous local and large sophisticated banks. Of all the banks that bid on the business, only Access offered a product to control financial fraud! We provide depository, cash management and fraud protection services to this not-for-profit organization.

• We provided $2 million of construction financing so that a group of veterinarians could build a surgery center in a growing market.

Priority Industry Segments

- Government Services
- Emerging Business and Diversified Industries
- Not-for-profit Organizations
- CPA and Accounting Practices
- Legal and Fiduciary Services
- Financial Planning
- Healthcare Industries
  - Medical Professionals
  - Dental Professionals
  - Veterinary Practices
- Real Estate Services
  - Property Management
  - Community Associations


ACCESS GRANTED

• A mega-bank from Pennsylvania called their poorly structured loan on a well-established construction waste operator that was repositioning from the financial crisis. We provided a $4 million SBA loan to pay off the bank and provided reliable long term funding.

• We provided financing on the most important home for a valued client......over 5,200 times during 2012 totaling over $1.1 billion.

• We acted quickly to approve a $3 million line of credit in a 24-hour turnaround for a $17.5 million government contractor. The CPA of this well-established company introduced Access when their mega-bank proved unresponsive in supporting rapid deployment of a new contract with the U.S. Marshals Service.

Return on Average Equity (%)


20.00%
15.00%
10.00%
5.00%
0.00%
5.84%
8.34%
15.04%
10.85%
14.80%
19.68%
2007
2008
2009
2010
2011
2012

Return on Average Assets (%)


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.57%
0.76%
1.35%
0.98%
1.50%
2.15%
2007
2008
2009
2010
2011
2012

Market Performance - 5 Year Total Return (%)


ANCX (+139.04%)
S&P 500 (+8.59%)
SNL U.S. Bank (-33.87%)
200
150
100
50
0
-50
-100
Jan 2008
Jan 2010
Jan 2012

• We like companies involved in protecting America at all levels. We have a client that provides physical security to U.S. Military and Civilian personnel working in Afghanistan and Iraq. Large banks shunned this firm over "headline" risk given the fact that their employees carry weapons in dangerous work supporting the U.S. mission. We provided this company with an 8-figure revolving line of credit and advanced cash management services to ensure their brave personnel get paid on time and are ready to protect American lives.

• We enabled a 100% female executive team to make the final payment to become a 100% ESOP owned company. We did this through a $3.5 million SBA loan to the Employee Stock Ownership Plan and $500,000 line of credit to the professional services company that helps government service contractors win and maintain federal contracts. Naturally this $4 million revenue company uses Access for it primary depository services. The loan settled in the closing days of 2012 to meet the seller's demands for favorable tax treatment.

• We continued to provide investment advisory services to a university foundation that has entrusted Access to carefully manage and protect their endowment throughout the financial crisis.

• We worked with over a dozen families during 2012 to realize the dream of building a custom home.





• We assisted a community services not-for-profit company to develop a long term investment policy to support their plan to start and grow a sustaining endowment that will serve affordable housing needs and fight homelessness in our community.

• We sniffed out and shut down numerous attempts by financial criminals to "hijack" online banking sessions where fraudster's penetrated our client's computer networks. We work tirelessly to educate our clients on establishing or improving controls and network protection.

• We financed a $1.3 million project for a multi-family condo association to replace roofs and siding to improve energy efficiency, maintain community and most importantly, maintain home values for the individual unit owners.

• We extended a 7-figure term loan and 7-figure line of credit to a national merchandising company that enabled them to recover from a fraud uncovered during the financial crisis. Today, the business is thriving with record profits while providing much needed jobs across America in its work for large retail chains. We also provided depository and cash management services.

• We provided $2.5 million of expansion funding to a global charity to gather used clothing in the U.S. and distribute in places of need around the globe. This not-for-profit corporation uses all aspects of our advanced online and cash management tools to effectively manage and protect its working capital.

• We continue to manage over $100 million in short term investment funds in fully insured instruments for several AAA rated municipalities.

Top left photo - Access National Bank Management
Bottom left photo - Capitol Fiduciary Advisors, LLC
Bottom right photo - Access National Mortgage Management



Market Performance -1 Year Price Change (%)



80
60
40
20
0
-20
ANCX (+40.69%)
S&P 500 (+8.67%)
SNL U.S. Bank (+21.12%)
Jan 2012
Feb 2012
Mar 2012
Apr 2012
May 2012
Jun 2012
Jul 2012
Aug 2012
Sep 2012
Oct 2012
Nov 2012
Dec 2012

Do these examples of client success inspire you to bank with us? They should. Where do you bank and why? Do you own stock in the bank you work with? If not, you should. If you don't, you should bank with Access! It will make a difference in the performance of your investment. "The difference is Access."

The Difference is Access

Exceptional results are not possible without exceptional people. Access National Bank is staffed by knowledgeable professionals who embrace a culture of integrity and opportunity designed to serve the success and well-being of our clients. We take pride in delivering tailored products and services which amplify wealth opportunities for our clients. Our success is simply a by-product of effective client service.

The people element is so important to our Company that we have dedicated the back cover of this annual report to our professional associates. Here you will see the names of all our associates listed in order of tenure. They are dedicated to serving our clients while driving results for our shareholders.

Looking Ahead

In 2013 and beyond we intend to expand our client base and continue growing the bank one client at a time in a manner consistent with our focused plan. We will also closely examine all opportunities to enhance shareholder value through acquisitions, mergers and partnerships. We believe our growth and dividend strategy will sustain ANCX as a compelling investment for both income and growth minded investors.

Michael W. Clarke	James L. (Ted) Jadlos
President, CEO	Chairman

John W. (Skip) Edgemond, Martin S. Friedman, Robert C. Shoemaker, Michael W. Clarke, James L. (Ted) Jadlos, Thomas M. Kody, J. Randolph Babbitt



Access National Corporation Selected Financial Data

(In Thousands, Except for Share Data)	December 31, 2012	December 31, 2011	Percent Change
Period end balances			
Assets	$863,914	$809,758	6.7%
Loans held for investment	616,978	569,400	8.4%
Loans held for sale	111,542	95,126	17.3%
Interest-bearing deposits and federal funds sold	22,206	38,547	-42.4%
Securities available for sale, at fair value	35,759	45,837	-22.0%
Securities held to maturity, at amortized cost	44,952	39,987	12.4%
Restricted Stock	4,237	3,665	15.6%
Earning assets	830,679	788,328	5.4%
Interest-bearing deposits	507,335	531,128	-4.5%
Total deposits	671,496	645,013	4.1%
Shareholder's equity	91,267	82,815	10.2%
Mortgage loan originations and brokered loans	1,130,089	831,564	35.9%
Quarterly averages			
Assets	844,174	822,190	2.7%
Loans held for investment	601,240	549,245	9.5%
Loans held for sale	88,799	91,962	-3.4%
Interest-bearing deposits and federal funds sold	24,826	73,338	-66.1%
Securities available for sale, at fair value	40,110	59,317	-32.4%
Securities held to maturity, at amortized cost	58,965	21,353	176.1%
Earning assets	813,787	795,129	2.3%
Interest-bearing deposits	507,445	523,958	-3.2%
Total deposits	682,781	648,856	5.2%
Repurchase agreements and federal funds purchased	26,825	35,655	-24.8%
Commercial paper and other short term borrowings	20,429	30,326	-32.6%
Long term borrowings	7,314	11,592	-36.9%
Shareholders' equity	93,470	83,614	11.8%
Averages (YTD)			
Assets	826,233	758,994	8.9%
Loans held for investment	583,724	520,062	12.2%
Loans held for sale	78,543	51,774	51.7%
Interest-bearing deposits and federal funds sold	33,272	58,128	-42.8%
Securities available for sale, at fair value	44,314	99,317	-55.4%
Securities held to maturity, at amortized cost	61,206	5,725	969.1%
Earning assets	800,917	735,928	8.8%
Interest-bearing deposits	526,346	465,301	13.1%
Total deposits	672,693	565,450	19.0%
Repurchase agreements and federal funds purchased	26,744	36,612	-27.0%
Commercial paper and other short term borrowings	14,748	59,220	-75.1%
Long term borrowings	9,201	12,382	-25.7%
Shareholders' equity	90,047	76,969	17.0%
Earnings			
Net income (QTR)	6,263	3,317	88.8%
Net income (YTD)	17,723	11,388	55.6%
Banking segment - income before taxes	14,730	13,972	5.4%
Mortgage segment - income before taxes	15,656	6,358	146.2%
Other segments - income before taxes (1)	(1,955)	(2,655)	26.4%
Consolidated - income before taxes	28,431	17,675	60.9%
Common shares outstanding	10,317,767	10,192,649	1.2%
Book value	$8.85	$8.13	8.9%
Basic EPS	$1.73	$1.11	55.9%
Diluted EPS	$1.71	$1.10	55.5%
Average outstanding shares (YTD)			
Basic	10,253,656	10,277,801	-0.2%
Diluted	10,363,267	10,344,325	0.2%
Return on average assets (QTR annualized)	2.97%	1.61%	83.9%
Return on average equity (QTR annualized)	26.80%	15.87%	68.9%
Return on average assets (YTD)	2.15%	1.50%	43.0%
Return on average equity (YTD)	19.68%	14.80%	33.0%
Net interest margin - (QTR annualized)	3.92%	3.77%	3.9%
Net interest margin - (YTD)	3.94%	3.82%	3.1%
Efficiency ratio - bank only	51.71%	52.92%	-2.3%
Efficiency ratio - consolidated	65.32%	70.84%	-7.8%
Asset quality			
Allowance for loan losses	12,500	11,738	6.5%
Allowance for loan losses/loans held for investment	2.03%	2.06%	-1.7%
Allowance for loan losses on mortgage loans sold	4,376	2,616	67.3%
Non-performing assets	2,743	6,703	-59.1%
Non-performing assets/total assets	0.32%	0.83%	-61.6%
Net charge-offs to average loans (YTD)	(0.13%)	0.01%	-1400.00%

(1) Access National Corp., Access Real Estate LLC & Access Capital Management LLC

This report contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be identified as "may," "could," "expect," "believe," "anticipate," "intend," "plan" or variations thereof. These forward-looking statements may contain information related to those matters such as the Company's intent, belief, or expectation with respect to matters such as financial performance. Such statements are necessarily based on assumptions and estimates and are inherently subject to a variety of risks and uncertainties concerning the Company's operations and business environment, which are difficult to predict and beyond control of the company. Such risks and uncertainties could cause the actual results of the Company to differ materially from those matters expressed or implied in such forward-looking statements. For an explanation of certain risks and uncertainties associated with forward-looking statements, please refer to the Company's Annual Report on Form 10-K and other SEC filings.

(In Thousands, Except for Share Data)	December 31, 2012	December 31, 2011
ASSETS		
Cash and due from banks	$15,735	$5,362
Interest-bearing balances and federal funds sold	22,206	38,547
Investment Securities:		
Available-for-sale, at fair value	35,759	45,837
Held-to-maturity, at amortized cost (fair value of $45,308 and $39,978)	44,952	39,987
Total investment securities	80,711	85,824
Restricted Stock	4,237	3,665
Loans held for sale-at fair value	111,542	95,126
Loans	616,978	569,400
Allowance for loan losses	(12,500)	(11,738)
Net loans	604,478	557,662
Premises, equipment and land-net	8,517	8,671
Other assets	16,488	14,901
Total assets	**$863,914**	**$809,758**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Noninterest-bearing deposits	$164,161	$113,885
Savings and interest-bearing deposits	187,997	182,005
Time deposits	319,338	349,123
Total deposits	671,496	645,013
Short-term borrowings	83,091	59,904
Long-term borrowings	-	4,821
Subordinated debentures	6,186	6,186
Other liabilities and accrued expenses	11,874	11,019
Total liabilities	772,647	726,943
SHAREHOLDERS' EQUITY		
Common stock, $0.835 par value; 60,000,000 shares authorized; issued and outstanding, 10,317,767 and 10,192,649 shares, respectively	8,615	8,511
Surplus	17,155	16,716
Retained earnings	65,404	57,529
Accumulated other comprehensive income	93	59
Total shareholders' equity	91,267	82,815
Total liabilities and shareholders' equity	**$863,914**	**$809,758**

Access National Corporation Consolidated Statements of Operations

(In Thousands Except for Share Data)	Three Months Ended 12/31/12 (unaudited)	Twelve Months Ended 12/31/12	Twelve Months Ended 12/31/11
INTEREST INCOME			
Interest and fees on loans	$8,699	$34,371	$32,808
Interest on federal funds sold and bank balances	17	79	143
Interest on securities	475	2,266	2,216
Total interest income	9,191	36,716	35,167
INTEREST EXPENSE			
Interest on deposits	1,017	4,529	5,204
Interest on other borrowings	202	636	1,846
Total interest expense	1,219	5,165	7,050
Net interest income	7,972	31,551	28,117
Provision for loan losses	175	1,515	1,149
Net interest income after provision for loan losses	7,797	30,036	26,968
NON INTEREST INCOME			
Service charges and fees	179	666	693
Gain on sale of loans	12,588	55,749	35,345
Other Income	3,469	(1,621)	391
Total noninterest income	16,236	54,794	36,429
NON INTEREST EXPENSE			
Salaries and benefits	7,655	31,481	25,415
Occupancy and equipment	781	2,722	2,931
Other operating expense	5,725	22,196	17,376
Total noninterest expense	14,161	56,399	45,722
Income before income tax	9,872	28,431	17,675
Income tax expense	3,609	10,708	6,287
NET INCOME	$6,263	$17,723	$11,388
Earnings per common share:			
Basic	$0.61	$1.73	$1.11
Diluted	$0.60	$1.71	$1.10
Average outstanding shares:			
Basic	10,305,209	10,253,656	10,277,801
Diluted	10,400,568	10,363,267	10,344,325

BUSINESS BANKING SERVICES
Lending

Accounts Receivable Lines of Credit
Contract Collection Accounts
Growth Capital Term Loans
Business Acquisition Financing
Partner Buyout Funding
Debt Refinancing
Franchise Financing
Equipment Financing
Commercial Mortgages
Commercial Construction Loans
SBA Preferred Lender Loans

BUSINESS BANKING SERVICES
Cash Management

Online Banking
Checking Accounts
Money Market Accounts
Sweep Accounts
Zero Balance Accounts
Overnight Investments
Certificates of Deposit
Business Debit Cards
Lockbox Payment Processing
Payroll Services
Employer Sponsored Retirement Plans

PERSONAL BANKING SERVICES

Personal Checking Accounts
Savings / Money Market Accounts
Certificates of Deposit
Residential Mortgage Loans
Asset Secured Loans
Loans for Business Investment
Construction Loans
Lot & Land Loans
Investment Management
Financial Planning
Retirement Account Services
Qualified Plans


EQUAL HOUSING
LENDER
FDIC

www.AccessNationalBank.com

MANAGEMENT TEAM

Michael W. Clarke
President, Chief Executive Officer

Robert C. Shoemaker
Executive Vice President,
Chief Lending Officer

Margaret M. Taylor
Senior Vice President,
Chief Financial Officer

Cynthia L. Caldwell
Senior Vice President,
Client Services

Patricia J. Fisher
Senior Vice President,
Loan Administration

Stephanie H. Ogle
Senior Vice President,
Senior Administrative Officer

Sheila M. Linton
Vice President, Corporate Secretary

Theodore P. Lauer
Senior Vice President, SBA Lending

John D. Yaremchuk
Executive Vice President, Lending

J. David Linthicum
Senior Vice President, Lending

William A. Nalls
Senior Vice President, Lending

Thomas A. Young, Jr.
Executive Vice President, Lending

Karen K. Puleo
Vice President, Human Resources

Jenifer A. Nadeem
Vice President, Operations

Patrick D. Runge
Vice President, Information Technology

Jeanine D. Kushla
Vice President,
Regulatory Compliance

ACCESS NATIONAL MORTGAGE

Dean F. Hackemer
President

Robert W. Kraft
Executive Vice President, Operations

Arezoo J. Flynn
Senior Vice President, Secondary

Paul J. Johnson
Vice President, Production

PRIVATE CLIENT SERVICES

John H. Wolff
CEO & Managing Director,
Capital Fiduciary Advisors, LLC

Craig S. Sablosky
Financial Advisor & Manager,
Access Investment Services, LLC

BANKING CENTERS

Chantilly
14006 Lee Jackson Memorial Highway
Chantilly, VA 20151
703.871.7390
Client Services Manager:
Charles W. Kettenacker

Reston
1800 Robert Fulton Drive
Suite 105
Reston, VA 20191
703.871.7374
Client Services Manager:
Diane K. Holland

Vienna / Tyson's
8233 Old Courthouse Road
Suite 120
Vienna, VA 22182
703.871.1800
Client Services Manager:
Kay B. Smith

Manassas
8525 Rolling Road
Suite 100
Manassas, VA 20110
703.871.5660
Client Services Manager:
Phillip C. Hicks

Leesburg
300 Fort Evans Road
Suite 103
Leesburg, VA 20176
703.871.1040
Client Services Manager:
Thomas L. Ciolkosz

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________ to______________

Commission File Number 000-49929

Access National Corporation
(Exact name of registrant as specified in its charter)

Virginia	**82-0545425**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191
(Address of principal executive offices) (Zip Code)

(703) 871-2100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $0.835 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
(Title of each class) None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X]

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [X]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes [ ] No [X]

The aggregate market value of the registrant's common voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the stock was last sold on the NASDAQ Global Market as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $98,279,618.

As of March 14, there were 10,325,104 shares of Common Stock, par value $0.835 per share, of Access National Corporation issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Corporation's Annual Meeting of Shareholders to be held on May 21, 2013, are incorporated by reference in Part III of this Form 10-K.

Access National Corporation

FORM 10-K

INDEX

PART I

In addition to historical information, the following report contains forward-looking statements that are subject to risks and uncertainties that could cause Access National Corporation's actual results to differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the report. For discussion of factors that may cause our actual future results to differ materially from those anticipated, please see "Item 1A – Risk Factors" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

ITEM 1 – BUSINESS

Access National Corporation (the "Corporation" or "ANC") was organized June 15, 2002 under the laws of Virginia to operate as a bank holding company. The Corporation has two active wholly owned subsidiaries: Access National Bank (the "Bank" or "ANB"), and Access National Capital Trust II. Effective June 15, 2002, pursuant to an Agreement and Plan of Reorganization dated April 18, 2002 between the Corporation and the Bank, the Corporation acquired all of the outstanding stock of the Bank in a statutory share exchange transaction.

The Bank is the primary operating business of the Corporation. The Bank provides credit, deposit, mortgage services and wealth management services to middle market commercial businesses and associated professionals, primarily in the greater Washington, D.C. Metropolitan Area. The Bank was organized under federal law in 1999 as a national banking association to engage in a general banking business to serve the communities in and around Northern Virginia. Deposits with the Bank are insured to the maximum amount provided by the Federal Deposit Insurance Corporation ("FDIC"). The Bank offers a comprehensive range of financial services and products and specializes in providing customized financial services to small and medium sized businesses, professionals, and associated individuals. The Bank provides its customers with personal customized service utilizing the latest technology and delivery channels. The various operating and non-operating entities that support the Corporation's business directly and indirectly are listed below:

ENTITY / ACTIVITY	PARENT COMPANY / SOLE MEMBER	YEAR ORGANIZED
Access National Corporation	N/A	2002

A Virginia corporation with common stock listed on the NASDAQ Global Market, and serves as the Bank's holding company. The bank holding company is subject to regulatory oversight by the Federal Reserve System. Its primary purpose is to hold the common stock of the commercial bank subsidiary and support related capital activities.

Access National Bank	ANC	1999

Primary operating entity holding a national bank charter issued under the laws of the United States. Its principal activities are subject to regulation by the Office of the Comptroller of the Currency (the "Comptroller"). The Bank's primary business is serving the credit, depository and cash management needs of businesses and associated professionals. Deposits of the Bank are insured by the FDIC.

Access National Mortgage Corporation ("ANMC" or the "Mortgage Corporation")	ANB	1985

During 2011 the Bank closed the Mortgage Corporation and all mortgage banking activities were transferred to the Bank under a separate business division of the Bank (the "Mortgage Division"). The Mortgage Corporation ceased conducting new business on July 1, 2011 and was dissolved in the second quarter of 2012.

Access Real Estate L.L.C	ANB	2003

Access Real Estate was formed to acquire and hold title to real estate for the Corporation. Access Real Estate owns a 45,000 square foot, three story office building located at 1800 Robert Fulton Drive in Reston, Virginia that serves as the corporate headquarters for the Corporation, Bank, Mortgage Division, Access Real Estate, Capital Fiduciary Advisors, and Access Investment Services. Access Real Estate also owns vacant land in Fredericksburg that was purchased for future expansion of the Bank.

Access Capital Management Holding, L.L.C ("ACM")	ANB	2011

ACM is a Virginia limited liability company whose sole member is ANB. ACM is the holding company for Capital Fiduciary Advisors, L.L.C. ("CFA"), Access Investment Services, L.L.C. ("AIS"), and Access Insurance Group, L.L.C. ("AIG"). ACM provides a full range of wealth management services to individuals.

Capital Fiduciary Advisors, L.L.C.	ACM	2011

CFA is a Registered Investment Advisor with the Securities and Exchange Commission ("SEC") and provides wealth management services to high net worth individuals, businesses, and institutions. Activities are supervised by the Bank's primary regulator, the Comptroller, as well as the SEC.

Access Investment Services, L.L.C.	ACM	2011

AIS is a limited liability company whose sole member is ACM. AIS provides financial planning services to clients along with access to a full range of investment products. Activities are supervised by the Bank's primary regulator, the Comptroller, as well as the SEC.

Access Insurance Group, L.L.C.	ACM	2011

AIG is a limited liability company whose sole member is ACM. AIG is presently inactive and when activated will provide access to a wide variety of insurance products.

Access Capital Trust II	ANC	2003

A Delaware corporate trust established for the purpose of issuing trust preferred capital securities.

ACME Real Estate, L.L.C ("ACME" or "ACME Real Estate")	ANB	2007

ACME is a Virginia limited liability company whose sole member is ANB. ACME is a real estate holding company whose purpose is to hold title to the properties acquired by the Bank either through foreclosure or property deeded in lieu of foreclosure. Activities are supervised by the Bank's primary regulator, the Comptroller.

The principal products and services offered by the Bank are listed below:

BUSINESS BANKING SERVICES **Lending**	**BUSINESS BANKING SERVICES** **Cash Management**	**PERSONAL BANKING SERVICES**
Accounts Receivable Lines of Credit	Online Banking	Personal Checking Accounts
Accounts Receivable Collection Accounts	Checking Accounts	Savings / Money Market Accounts
Growth Capital Term Loans	Money Market Accounts	Certificates of Deposit
Business Acquisition Financing	Sweep Accounts	Residential Mortgage Loans
Partner Buyout Funding	Zero Balance Accounts	Asset Secured Loans
Debt Re-financing	Overnight Investments	Loans for Business Investment
Franchise Financing	Certificates of Deposit	Construction Loans
Equipment Financing	Business Debit Cards	Lot & Land Loans
Commercial Mortgages	Lockbox Payment Processing	Investment Management
Commercial Construction Loans	Payroll Services	Financial Planning
SBA Preferred Lender Loans	Employer Sponsored Retirement Plans	Retirement Account Services
		Qualified Plans

Bank revenues are derived from interest and fees received in connection with loans, deposits, and investments. Interest paid on deposits and borrowings are the major expenses, followed by administrative and operating expenses. Revenues from the Mortgage Division consist primarily of gains from the sale of loans and loan origination fees. Major expenses of the Mortgage Division consist of personnel, advertising, and other operating expenses. Revenue generated by the Bank (excluding the Mortgage Division) totaled $38.6 million in 2012. The Mortgage Division contributed $54.3 million; others contributed $2.7 million prior to inter-company eliminations. In 2012, the Bank's pre-tax earnings amounted to 51.8% of the Corporation's total income before taxes and the Mortgage Division and others contributed the remaining 48.2%.

The economy, interest rates, monetary and fiscal policies of the federal government, and regulatory policies have a significant influence on the Corporation, the Bank, the Mortgage Division, ACM, and the banking industry as a whole. The economy shows signs of gradual improvement with the national unemployment rate dropping from 8.3% in January, 2012 to 7.9% in January, 2013. The January 2013 statement of the Federal Open Market Committee ("FOMC") projected the federal funds rate to remain at zero percent to 0.25% as long as the unemployment rate remains above 6.5%. The continued low rate environment will help to keep mortgage rates low, which is favorable for mortgage originations, but will continue to stress net interest margins.

The effect of the sequestration cuts which began on March 1, 2013 has yet to be determined as much is still unknown as to the length or depth of reductions that will impact our geographical area.

The Bank operates from five banking centers located in Virginia: Chantilly, Tyson's Corner, Reston, Leesburg and Manassas, and online at www.accessnationalbank.com. Additional offices may be added from time to time based upon management's constant analysis of the market and opportunities.

The Mortgage Division specializes in the origination of conforming and government insured residential mortgages to individuals in the greater Washington, D.C. Metropolitan Area, the surrounding areas of its branch locations, outside of its local markets via direct mail solicitation, and otherwise. The Mortgage Division has established offices throughout Virginia; in Fairfax, Reston, Roanoke, and McLean. Offices outside the state of Virginia include New Smyrna Beach in Florida, Nashville in Tennessee, Denver in Colorado, Indianapolis in Indiana, Atlanta in Georgia, and San Antonio in Texas. During 2012, the Mortgage Division closed its offices in Crofton, Maryland and Winchester, Massachusetts.

The following table details the geographic distribution of the real estate collateral securing mortgage loans originated by the Mortgage Division in the periods indicated. The individually named states are those in which the Mortgage Division had a physical presence during the periods described. In addition to making loans for purchases within its markets, the Mortgage Division makes loans to borrowers for second homes located elsewhere, as well as utilizes direct mail to solicit loans outside its local markets, which accounts for the "Other States" category. Percentages are of the total dollar value of originations, as opposed to the number of originations.

		Loan Origination By State Year Ended December 31,		
	Offices	**2012**	**2011**	**2010**
COLORADO	1	6.11%	4.56%	3.92%
FLORIDA	1	2.92%	2.40%	0.00%
GEORGIA	1	4.37%	4.90%	4.06%
INDIANA	1	12.75%	9.15%	8.22%
MASSACHUSETTS	0	0.00%	2.30%	2.69%
MARYLAND	4	7.54%	9.15%	8.85%
TENNESSEE	1	5.02%	5.23%	5.60%
TEXAS	1	5.18%	4.86%	4.45%
VIRGINIA	6	21.36%	20.12%	27.92%
	16	**65.25%**	**62.67%**	**65.71%**
Other States		**34.75%**	**37.33%**	**34.29%**
		100.00%	**100.00%**	**100.00%**

The Mortgage Division's activities rely on insurance provided by the Department of Housing and Urban Development ("HUD") and the Veterans Administration. In addition we underwrite mortgage loans in accordance with guidelines for programs under Fannie Mae and Freddie Mac that make these loans marketable in the secondary market.

The Corporation and its subsidiaries are headquartered in Fairfax County, Virginia and primarily focus on serving the greater Washington, D.C. Metropolitan Area.

Our Strategy – Historical and Prospective

Our view of the financial services marketplace is that community banks must be effective in select market niches that are underserved and should stay clear of competing with large national competitors on a head-to-head basis for broad based consumer business. We started by organizing a de novo national bank in 1999. The focus of the Bank was and is serving the small and medium sized businesses and their associated professionals in the greater Washington, D.C. Metropolitan Area. We find that large national competitors are ineffective at addressing this market; it is difficult to distinguish where a business's financial needs stop and the personal financial needs of that business's professionals start. We believe that emerging businesses and the finances of their owners are best served hand-in-hand.

Our core competency is judgmental discipline of commercial lending based upon our personnel and practices that help our clients strategize and grow their businesses from a financial perspective. As financial success takes hold in the business, personal goals and wealth objectives of the business owners become increasingly important. Our second competency is a derivative of the first. We have the personnel, skills and strategy and know how to provide private banking services that assist our individual clients to acquire assets, build wealth, and manage their resources. Mortgage banking and the related activities in our model go hand-in-hand with supplying effective private banking services. Unlike most banking companies, the heart of our Mortgage Division is ingrained into our commercial bank, serving the same clients side-by-side in a coordinated and seamless fashion. We believe that lending is not enough in today's environment to attract and retain commercial and professional clients. The credit services must be backed up by competitive deposit and cash management products and operational excellence. We have made significant investments in skilled personnel and the latest technology to ensure we can deliver these services.

We generally expect to have fewer branch locations compared to similar size banking companies. We do not view our branch network as a significant determinant of our growth. Our marketing strategies focus on benefits other than branch location convenience.

The goal was and is to generate 70-80% of the Corporation's net income from the core business of the Bank, with the rest of our consolidated net income to be generated from related fee income activities. Due to the low interest rate environment in 2012, the Mortgage Division's contribution to net income exceeded expectations thereby reducing the net income generated by the core business of the Bank to 53% of the Corporation's net income. We will consider entering other related fee income businesses that serve our target market as opportunities, market conditions, and our capacity dictate. See Note 17 to the consolidated financial statements for additional information on segment performance.

We expect to grow our Bank by continuing to hire and train our own skilled personnel. We provide a sound infrastructure that facilitates the success of businesses, their owners and key personnel, not only today but tomorrow and on into the ensuing decades. We will consider growth by careful acquisition; however, that is not our primary focus.

Lending Activities

The Bank's lending activities involve commercial real estate loans both owner occupied and non-owner occupied, residential real estate loans, commercial loans, commercial and real estate construction loans, home equity loans, and consumer loans. These lending activities provide access to credit to small and medium sized businesses, professionals, and consumers in the greater Washington, D.C. Metropolitan Area. Loans originated by the Bank are classified as loans held for investment. The Mortgage Division originates residential mortgages and home equity loans that are held on average fifteen to forty-five days pending their sale primarily to mortgage banking subsidiaries of large financial institutions. The Bank is also approved to sell loans directly to Fannie Mae and Freddie Mac and is able to securitize loans that are insured by the Federal Housing Administration. In the past, when the Mortgage Division was a separate subsidiary of the Bank, the Bank would, in certain circumstances, purchase adjustable rate mortgage loans in the Bank's market area directly from the Mortgage Corporation to supplement loan growth in the Bank's portfolio. The Bank did not retain any loans originated by the Mortgage Division for said purpose in 2012 but may retain loans in the future if management believes doing so would assist in achieving the Corporation's strategic goals. Loans held in the Bank's portfolio at December 31, 2012 resulting from the Mortgage Division's inability to sell the loan to a third party totaled $1.7 million. The Mortgage Division also brokers certain loans that do not conform to their existing products. Each of our principal loan types are described below.

At December 31, 2012 loans held for investment totaled $617.0 million compared to $569.4 million at year end 2011. The Bank continued to experience growth in both Commercial Real Estate Loans and Commercial Loans reflecting continued improvement in the local economic conditions.

The Bank's lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan, in general, the Bank's lending limit to any one borrower on loans that are not fully secured by readily marketable or other permissible collateral is equal to 15% of the Bank's capital and surplus. Permissible collateral consists of: inventory, accounts receivable, general intangibles, equipment, real estate, marketable securities, cash, and vehicles. The Bank has established relationships with correspondent banks to participate in loans when loan amounts exceed the Bank's legal lending limits or internal lending policies. At December 31, 2012 unsecured loans were comprised of $2.2 million in commercial loans and approximately $142 thousand in consumer loans and collectively equal approximately 0.4% of the loans held for investment portfolio.

We have an established credit policy that includes procedures for underwriting each type of loan and lending personnel have been assigned specific authorities based upon their experience. Loans in excess of an individual loan officer's authority are presented to our Loan Committee for approval. The Loan Committee meets weekly to facilitate a timely approval process for our clients. Loans are approved based on the borrower's capacity for credit, collateral and sources of repayment. Loans are actively monitored to detect any potential performance issues. We manage our loans within the context of a risk grading system developed by management based upon extensive experience in administering loan portfolios in our market. Payment performance is carefully monitored for all loans. When loan repayment is dependent upon an operating business or investment real estate, periodic financial reports, site visits, and select asset verification procedures are used to ensure that we accurately rate the relative risk of our assets. Based upon criteria that are established by management and the Board of Directors, the degree of monitoring is escalated or relaxed for any given borrower based upon our assessment of the future repayment risk.

The Bank does not currently hold any pay option adjustable rate mortgages, loans with teaser rates, subprime loans, Alt A loans or any other loans considered to be "high-risk loans" in its loans held for investment portfolio, and did not during 2012, 2011, or 2010. The Mortgage Division does not currently originate any subprime loans or Alt A loans, did not originate such loans in 2012, 2011 or 2010, and does not expect to offer these programs in the future.

Loan Portfolio – Loans Held for Investment. The following outlines the composition of loans held for investment.

Commercial Real Estate Loans-Owner Occupied: Loans in this category represent 29.60% of our loan portfolio held for investment, as of December 31, 2012. This category represents loans supporting an owner occupied commercial property. Repayment is dependent upon the cash flows generated by operation of the commercial property. Loans are secured by the subject property and underwritten to policy standards. Policy standards approved by the Board of Directors from time to time set forth, among other considerations, loan to value limits, cash flow coverage ratios, and the general creditworthiness of the obligors.

Commercial Real Estate Loans-Non-Owner Occupied: Also known as Commercial Real Estate Loans-Income Producing. Loans in this category represent 17.38% of our loan portfolio held for investment, as of December 31, 2012. This category includes loans secured by commercial property that is leased to third parties and loans to non-profit organizations such as churches and schools. Also included in this category are loans secured by farmland and multifamily properties. Repayment is dependent upon the cash flows generated from rents or by the non-profit organization. Loans are secured by the subject property and underwritten to policy standards. Policy standards approved by the Board of Directors from time to time set forth, among other considerations, loan to value limits, cash flow coverage ratios, and the general creditworthiness of the obligors.

Residential Real Estate Loans: This category includes loans secured by first or second mortgages on one to four family residential properties, generally extended to existing consumers of other Bank products, and represents 23.43% of the loan portfolio, as of December 31, 2012. Of this amount, the following sub-categories exist as a percentage of the whole Residential Real Estate Loan portfolio: Home Equity Lines of Credit 20.13%; First Trust Mortgage Loans 68.71%; Loans Secured by a Junior Trust 11.16%.

Home Equity Loans are extended to borrowers in our target market. Real estate equity is the largest component of consumer wealth in our marketplace. Once approved, this consumer finance tool allows the borrowers to access the equity in their home or investment property and use the proceeds for virtually any purpose. Home Equity Loans are most frequently secured by a second lien on residential property. One to Four Family Residential First Trust Loan, or First Trust Mortgage Loan, proceeds are used to acquire or refinance the primary financing on owner occupied and residential investment properties. Junior Trust Loans, or Loans Secured by Second Trust Loans, are to consumers wherein the proceeds have been used for a stated consumer purpose. Examples of consumer purposes are education, refinancing debt, or purchasing consumer goods. The loans are generally extended in a single disbursement and repaid over a specified period of time.

Loans in the Residential Real Estate portfolio are underwritten to standards within a traditional consumer framework that is periodically reviewed and updated by our management and Board of Directors and includes analysis of: repayment source and capacity, value of the underlying property, credit history, savings pattern, and stability.

Commercial Loans: Commercial Loans represent 24.21% of our loan portfolio held for investment as of December 31, 2012. These loans are to businesses or individuals within our target market for business purposes. Typically the loan proceeds are used to support working capital and the acquisition of fixed assets of an operating business. These loans are underwritten based upon our assessment of the obligor's(s') ability to generate operating cash flow in the future necessary to repay the loan. To address the risks associated with the uncertainties of future cash flow, these loans are generally well secured by assets owned by the business or its principal shareholders and the principal shareholders are typically required to guarantee the loan.

Real Estate Construction Loans: Real Estate Construction Loans, also known as construction and land development loans, comprise 4.87% of our held for investment loan portfolio as of December 31, 2012. These loans generally fall into one of four circumstances: loans to construct owner occupied commercial buildings, loans to individuals that are ultimately used to acquire property and construct an owner occupied residence, loans to builders for the purpose of acquiring property and constructing homes for sale to consumers, and loans to developers for the purpose of acquiring land that is developed into finished lots for the ultimate construction of residential or commercial buildings. Loans of these types are generally secured by the subject property within limits established by the Board of Directors based upon an assessment of market conditions and up-dated from time to time. The loans typically carry recourse to principal borrowers. In addition to the repayment risk associated with loans to individuals and businesses, loans in this category carry construction completion risk. To address this additional risk, loans of this type are subject to additional administrative procedures designed to verify and ensure progress of the project in accordance with allocated funding, project specifications, and time frames.

Consumer Loans: Consumer Loans make up approximately 0.51% of our loan portfolio as of December 31, 2012. Most loans are well secured with assets other than real estate, such as marketable securities or automobiles. Very few loans are unsecured. As a matter of operation, management discourages unsecured lending. Loans in this category are underwritten to standards within a traditional consumer framework that is periodically reviewed and updated by our management and Board of Directors: repayment source and capacity, collateral value, credit history, savings pattern, and stability.

Loans Held for Sale ("LHFS"). Loans in this category are originated by the Mortgage Division and comprised of residential mortgage loans extended to consumers and underwritten in accordance with standards set forth by an institutional investor to whom we expect to sell the loan. Loan proceeds are used for the purchase or refinance of the property securing the loan. Loans and servicing are sold concurrently. The LHFS loans are closed in our name and carried on our books until the loan is delivered to and purchased by an investor, generally within fifteen to forty-five days. In 2012, we originated $1.1 billion of loans processed in this manner, up from $797.0 million in 2011. At December 31, 2012 loans held for sale totaled $111.5 million compared to $95.1 million at year end 2011. The amount of loans held for sale outstanding at the end of any given month fluctuates with the volume of loans closed during the month and the timing of loans purchased by investors.

Brokered Loans

Brokered loans are underwritten and closed by a third party lender. We are paid a fee for procuring and packaging brokered loans. In 2012, we originated a total volume of $1.8 million in residential mortgage loans under this type of delivery method compared to $34.6 million in 2011. Brokered loans accounted for .2% and 4.2% of the total loan volume of the Mortgage Division at December 31, 2012 and 2011, respectively. The risks associated with this activity are limited to losses or claims arising from fraud.

Deposits

Deposits are the primary source of funding loan growth. At December 31, 2012 deposits totaled $671.5 million compared to $645.0 million on December 31, 2011.

Market Area

The Corporation, the Bank, the Mortgage Division, and ACM are headquartered in Fairfax County and primarily serve the Northern Virginia region and the Greater Washington, D.C. Metropolitan Area. We believe that the economic conditions in Fairfax County provide a reasonable proxy for economic conditions across our primary market, the greater Washington, D.C. Metropolitan Area. Fairfax County is a diverse and thriving urban county. As per the 2011 Census, the population of the county was 1,100,692 making it the most populous jurisdiction in the Commonwealth of Virginia, with about 13.6% of Virginia's population. The proximity to Washington, D.C. and the influence of the federal government and its spending provides somewhat of a recession shelter for the area. Virginia receives a large amount of federal procurement dollars second only to California, and Fairfax County ranks the highest among the counties in Virginia receiving federal procurement money. Forbes Magazine has ranked Virginia number 1 or number 2 among the best states for businesses in each of the last 7 years due to a pro-business regulatory climate. The U.S. Census Bureau and the Fairfax County government provide the following information about current economic conditions and trends in Fairfax County.

The median sales price of new single-family homes in Fairfax County that sold in January through November, 2012 was $1,055,000, an increase of 20.1% compared to the 2011 median of $878,333.

The commercial office vacancy rate in Fairfax County at year end 2012 was 19.5%, up from 18.3% at year end 2011. The increase in vacancy rates is partially attributable to space vacated by the military and government as a result of the Defense Base Realignment and Closure Commission initiatives as well as uncertainty due to the fiscal cliff during 2012. Building permits in Fairfax County have continued to decline since 2010, from a 847 in 2010 to 799 in 2011 and 706 in 2012. While vacancy rates and building permits are common measures of the general health of the real estate industry, we have not discerned any material correlation between such measures and the performance of our loan portfolio.

At December 31, 2012 and 2011, the Bank had approximately $107.2 million and $105.0 million, respectively in non-owner occupied income producing commercial real estate loans. The properties securing these loans are generally small office buildings and industrial properties located in our trade area with less than ten tenants. Income producing property loans are underwritten with personal and business guarantees that provide secondary sources of repayment and mitigate market risk factors.

The unemployment rate for Fairfax County was 3.7% in December 2012 compared to 5.6% for the state of Virginia and 7.8% for the nation. At December 31, 2011 the unemployment rate for Fairfax County was 4.2%, 6.1% for the state of Virginia and 8.5% for the nation.

The median household income in Fairfax County was $108,439 in 2012 up from $105,241 in 2011 and $103,010 in 2010.

As mentioned previously, the effect of sequestration cuts which began on March 1, 2013 has yet to be determined as to the impact to our market area.

Competition

The Bank competes with virtually all banks and financial institutions which offer services in its market area. Much of this competition comes from large financial institutions headquartered outside the state of Virginia, each of which has greater financial and other resources to conduct large advertising campaigns and offer incentives. To attract business in this competitive environment, the Bank relies on personal contact by its officers and directors, local promotional activities, and the ability to provide personalized custom services to small and medium sized businesses and professionals. In addition to providing full service banking, the Bank offers and promotes alternative and modern conveniences such as internet banking, automated clearinghouse transactions, remote deposit capture, and courier services for commercial clients. Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot foresee how federal regulation of financial institutions may change in the future. However, it is possible that current and future governmental regulatory and economic initiatives could impact the competitive landscape in the Bank's markets.

Employees

At December 31, 2012 the Corporation had 305 employees, 109 of whom were employed by the Bank (excluding the Mortgage Division), 188 of whom were employed by the Mortgage Division, and 8 of whom were employed by the wealth management subsidiaries. None of the employees of the Corporation are subject to a collective bargaining agreement. Management considers employee relations to be good.

Supervision and Regulation

Set forth below is a brief description of the material laws and regulations that affect the Corporation. The description of these statutes and regulations is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the statutes and regulations summarized below. No assurance can be given that these statutes or regulations will not change in the future.

General. The financial crisis of 2008, the threat of collapse of numerous financial institutions, and other recent events have led to the adoption of numerous new laws and regulations that apply to and focus on financial institutions. As a result of these regulatory reforms, the Corporation is experiencing a period of rapidly changing regulations. These regulatory changes could have a significant impact on how the Corporation conducts its business. The specific implications of these new laws and regulations cannot yet be predicted and will depend to a large extent on the specific regulations that are adopted in the coming months and years. As a public company, the Corporation is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), which include, but are not limited to, the filing of annual, quarterly, and other reports with the SEC. The Corporation is also required to comply with other laws and regulations of the SEC applicable to public companies.

As a national bank, the Bank is subject to regulation, supervision, and regular examination by the Comptroller. The prior approval of the Comptroller or other appropriate bank regulatory authority is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act ("CRA") and fair housing initiatives, and the effectiveness of the subject organizations in combating money laundering activities. Each depositor's account with the Bank is insured by the FDIC to the maximum amount permitted by law. The Bank is also subject to certain regulations promulgated by the FRB and applicable provisions of Virginia law, insofar as they do not conflict with or are not preempted by federal banking law.

The regulations of the FDIC, the Comptroller, and FRB govern most aspects of the Corporation's business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching, deposit interest rate ceilings, and numerous other matters.

As a consequence of the extensive regulation of commercial banking activities in the United States, the Corporation's business is particularly susceptible to changes in state and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

The Sarbanes-Oxley Act. When enacted in 2002, the Sarbanes-Oxley Act (SOX) provided for major reforms of the federal securities laws intended to protect investors by improving the accuracy and reliability of corporate disclosures. It impacts all companies with securities registered under the Exchange Act, including the Corporation. Section 404(a) of the SOX required public companies to include in their annual reports on Form 10-K an assessment from management of the effectiveness of the company's internal control over financial reporting, and Section 404(b) of the SOX required the company's auditor to attest to and report on management's assessment. SOX sets out enhanced requirements for audit committees including independence and expertise, includes stronger requirements for auditor independence by limiting the types of non-audit services that auditors can provide, and contains additional and increased civil and criminal penalties for violations of securities laws. Effective with the filing of this annual report, the Corporation is required to file as an accelerated filer as our public float has exceeded the $75 million threshold.

The Bank Holding Company Act. The Corporation is a bank holding company within the meaning of the Bank Holding Company Act of 1956, and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond ("FRB"). A bank holding company is required to obtain the approval of the FRB before making certain acquisitions or engaging in certain activities. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates.

Generally, a bank holding company is required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, and before it may acquire ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5% of the voting shares of such bank. The FRB's approval is also required for the merger or consolidation of bank holding companies.

The Corporation is required to file periodic reports with the FRB and provide any additional information as the FRB may require. The FRB also has the authority to examine the Corporation and the Bank, as well as any arrangements between the Corporation and the Bank, with the cost of any such examinations to be borne by the Corporation. The FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Banking subsidiaries of bank holding companies are also subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain restrictions set forth in the Federal Reserve Act, a bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate or issue a guarantee, acceptance or letter of credit on behalf of an affiliate, as long as the aggregate amount of such transactions of a bank and its subsidiaries with its affiliates does not exceed 10 percent of the capital stock and surplus of the bank on a per affiliate basis or 20 percent of the capital stock and surplus of the bank on an aggregate affiliate basis. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices. In particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Additionally, the Corporation and its subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services.

A bank holding company is prohibited from engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the FRB has determined by regulation or order are so closely related to banking as to be a proper incident to banking. In making these determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public that outweigh possible adverse effects.

The Dodd-Frank Act. On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, and among other things includes the following:

- Creates a new consumer financial protection bureau that will have rulemaking authority for a wide range of consumer protection laws that would apply to all banks and have broad powers to supervise and enforce consumer protection laws.

- Changes standards for Federal preemption of state laws related to federally chartered institutions and their subsidiaries.

- Permanently increases the deposit insurance coverage to $250 thousand and provided unlimited federal deposit insurance for noninterest-bearing demand transaction accounts at all insured depository institutions through December 31, 2012, and allows depository institutions to pay interest on business checking accounts starting July 2011.

- Changes the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminates the ceiling on the size of the Deposit Insurance Fund ("DIF'), and increases the floor of the size of the DIF.

- Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Corporation, its subsidiaries, its customers or the financial industry more generally. Provisions in the legislation that affect the payment of interest on demand deposits and interchange fees are likely to increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Provisions in the legislation that revoke the Tier 1 capital treatment of trust preferred securities and otherwise require revisions to the capital requirements of the Corporation and the Bank could require the Corporation and the Bank to seek other sources of capital in the future. Some of the rules that have been proposed and, in some cases, adopted to comply with the Dodd-Frank Act's mandates are discussed further below.

Dividends. There are both federal and state regulatory restrictions on dividend payments by both the Bank and the Corporation that may affect the Corporation's ability to pay dividends on its common stock. As a bank holding company, the Corporation is a separate legal entity from the Bank. Virtually all of the Corporation's income results from dividends paid to the Corporation by the Bank. The amount of dividends that may be paid by the Bank depends upon the Bank's net income and capital position and is limited by federal and state law, regulations, and policies. In addition to specific regulations governing the permissibility of dividends, both the FRB and the Virginia Bureau of Financial Institutions are generally authorized to prohibit payment of dividends if they determine that the payment of dividends by the Bank would be an unsafe and unsound banking practice. The Corporation meets all regulatory requirements and began paying dividends in February 2006. The Corporation paid dividends totaling $9.8 million in 2012, which includes the special, non-routine cash dividend of $0.70 per share discussed in more detail under "Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities".

Capital Requirements. The FRB, the Comptroller, and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the Basel III Capital Accords. These capital adequacy regulations are based upon a risk-based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings and are counted at a percentage of their book value.

The regulations divide capital between Tier 1 capital (core capital) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, related surplus, non-cumulative perpetual preferred stock, minority interests in consolidated subsidiaries, and a limited amount of qualifying cumulative preferred securities. Goodwill and certain other intangibles are excluded from Tier 1 capital. Further, as long as the Corporation has total consolidated assets of less than $15 billion, the Corporation may include in Tier 1 and total capital the Corporation's trust preferred securities that were issued before May 19, 2010. Tier 2 capital consists of an amount equal to the allowance for loan and lease losses up to a maximum of 1.25% of risk-weighted assets, limited other types of preferred stock not included in Tier 1 capital, hybrid capital instruments, and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The guidelines generally require banks to maintain a total qualifying capital to weighted risk assets level of 8% (the "Risk-based Capital Ratio"). Of the total 8%, at least 4% of the total qualifying capital to risk weighted assets (the "Tier 1 Risk-based Capital Ratio") must be Tier 1 capital.

The FRB, the Comptroller, and the FDIC have adopted leverage requirements that apply in addition to the risk-based capital requirements. Banks and bank holding companies are required to maintain a minimum leverage ratio of Tier 1 capital to average total consolidated assets (the "Leverage Ratio") of at least 3% for the most highly-rated, financially sound banks and bank holding companies and a minimum Leverage Ratio of at least 4% for all other banks. The FDIC and the FRB define Tier 1 capital for banks in the same manner for both the Leverage Ratio and the Risk-based Capital Ratio. However, the FRB defines Tier 1 capital for bank holding companies in a slightly different manner. An institution may be required to maintain Tier 1 capital of at least 4% or 5%, or possibly higher, depending upon the activities, risks, rate of growth, and other factors deemed material by regulatory authorities. As of December 31, 2012, the Corporation and Bank both met all applicable capital requirements imposed by regulation.

Under the FDICIA, there are five capital categories applicable to insured institutions, each with specific regulatory consequences. If the appropriate federal banking agency determines, after notice and an opportunity for hearing, that an insured institution is in an unsafe or unsound condition, it may reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition. The Comptroller has issued regulations to implement these provisions. Under these regulations, the categories are:

a. Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a Risk-based Capital Ratio of 10% or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 6% or greater, (iii) having a Leverage Ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

b. Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a Risk-based Capital Ratio of 8% or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 4% or greater and (iii) having a Leverage Ratio of 4% or greater or a Leverage Ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity, and Sensitivity to market risk) rating system.

c. Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a Risk-based Capital Ratio of less than 8% or (ii) having a Tier 1 Risk-based Capital Ratio of less than 4% or (iii) having a Leverage Ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a Leverage Ratio of less than 3%.

d. Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a Risk-based Capital Ratio of less than 6% or (ii) having a Tier 1 Risk-based Capital Ratio of less than 3% or (iii) having a Leverage Ratio of less than 3%.

e. Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

An institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate Federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the Bank to become undercapitalized, it could not pay a management fee or dividend to the Corporation.

As of December 31, 2012, both the Corporation and the Bank were considered "well capitalized."

Basel III Capital Framework. In June 2012, the federal bank regulatory agencies proposed (i) rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision, and (ii) rules for calculating risk-weighted assets. The federal bank regulatory agencies have delayed the implementation of Basel III and the new risk-weighted assets calculations to consider comments received on the proposed rules. The timing for the agencies' publication of revised proposed rules regarding or final rules to implement Basel III and the new risk-weighted assets calculation is uncertain. Basel III, when implemented by the federal banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The Basel III capital framework is anticipated to, among other things, (i) introduce as a new capital measure "Common Equity Tier

1" ("CET1"), (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the adjustments as compared to existing regulations.

When fully phased in Basel III would require banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III will provide for a "countercyclical capital buffer," generally designed to absorb losses during periods of economic stress and to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk. The buffer would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The Basel III capital framework is also expected to provide for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

Implementation of the deductions and other adjustments to CET1 are currently expected to be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin at 0.625% and be phased in over a four-year period (increasing by that amount each year until it reaches 2.5%).

In connection with proposing rules to adopt the Basel III capital framework, the federal banking agencies also proposed revisions to the general rules for calculating a banking organization's total risk-weighted assets (the denominator for risk-based capital ratios) (such revisions, the "Standardized Approach"). If adopted as proposed, the Standardized Approach would modify the risk-weightings that are applied to many classes of assets held by community banks, including, importantly, the application of higher risk-weightings to certain "higher risk" mortgage loans and commercial real estate loans that are frequently held in a community bank's loan portfolio.

The regulations ultimately implemented may be substantially different from the Basel III proposed rules that were issued in June 2012. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Corporation's net income and return on equity.

Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC. In November 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Act that provides for unlimited insurance coverage of certain noninterest-bearing accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts were fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The unlimited insurance coverage was available to all depositors, including consumers, businesses, and government entities. This unlimited insurance coverage was separate from, and in addition to, the insurance coverage provided to a depositor's other deposit accounts held at an FDIC-insured institution. On December 31, 2012, the unlimited insurance coverage for noninterest-bearing transaction accounts expired. Depositors are now limited to the insurance thresholds established by the FDIC.

The FDIC has set a designated reserve ratio of 1.35% ($1.35 for each $100 of insured deposits) for the DIF to be reached by September 30, 2020 as required by the Dodd-Frank Act. The Federal Deposit Insurance Act of 2005 ("FDIC Act") provides the FDIC Board of Directors the authority to set the designated reserve ratio between 1.15% and 1.50%. The FDIC must adopt a restoration plan when the reserve ratio falls below 1.15% and begin paying dividends when the reserve ratio exceeds 1.35%. The DIF reserve ratio calculated by the FDIC at June 30, 2012 was 0.32%, up from the 0.17% calculated at December 31, 2011 and the negative 0.12% calculated at December 31, 2010. The FDIC staff project the DIF reserve ratio will reach 1.15% by the end of 2018.

On November 12, 2009, the FDIC adopted a final rule requiring depository institutions to prepay their estimated quarterly insurance premium for fourth quarter 2009 and all of 2010, 2011 and 2012. The Bank prepaid $2.8 million of such premium on December 30, 2009 and $1.4 million remained as a prepaid balance at December 31, 2012. This amount is scheduled to be reduced further by our first and second quarter risk-based deposit insurance assessment with any remaining funds to be returned by the FDIC in June 2013.

In February 2011, the FDIC approved a final rule that changes the assessment base from domestic deposits to average consolidated total assets minus average tangible equity (defined as Tier 1 capital); adopts a new large-bank pricing assessment scheme; and sets a target size for the DIF. The changes went into effect beginning with the second quarter of 2011 and were payable at the end of September 2011. As such, the first quarter of 2011 saw average annual assessment rates of approximately 17.6 cents per $100. The last three quarters of 2011 saw the average assessment rate drop to approximately 11.1 cents per $100. The rule, as mandated by the Dodd-Frank Act, finalizes a target size for the DIF at 2 percent of insured deposits. It also implements a lower assessment rate schedule when the fund reaches 1.15 percent and, in lieu of dividends, provides for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent.

Financial Holding Company Status. As provided by the Gramm-Leach-Bliley Act of 1999 (the "GLBA") , a bank holding company may become eligible to engage in activities that are financial in nature or incidental or complimentary to financial activities by qualifying as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA. In addition, the bank holding company must file with the FRB a declaration of its intention to become a financial holding company. While the Corporation satisfies these requirements, the Corporation has not elected for various reasons to be treated as a financial holding company under the GLBA.

We do not believe that the GLBA has had a material adverse impact on the Corporation's or the Bank's operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation. The GLBA may have the result of increasing competition that we face from larger institutions and other companies offering financial products and services, many of which may have substantially greater financial resources.

Confidentiality and Required Disclosures of Financial Information. The Corporation is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The GLBA and certain other regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

The Corporation is subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering, the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA Patriot Act provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Certain provisions of the USA PATRIOT Act impose the obligation to establish anti-money laundering programs. The Federal Bureau of Investigation ("FBI") has sent, and will send, our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank has been requested, and will be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI. The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, and publicly releases information on designations of persons and organizations suspected of engaging in these activities. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI.

Although these laws and programs impose compliance costs and create privacy and reporting obligations, these laws and programs do not materially affect the Bank's products, services or other business activities.

Community Reinvestment Act. The Bank is subject to the requirements of CRA. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to three performance tests. These factors also are considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Federal Home Loan Bank ("FHLB") of Atlanta. The Bank is a member of the FHLB of Atlanta, which is one of twelve regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development lending. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member the Bank is required to purchase and maintain stock in the FHLB in an amount equal to 4.5% of aggregate outstanding advances in addition to the membership stock requirement of 0.15% of the Bank's total assets. The FHLB has announced the membership stock requirement will reduce to 0.12% as of March 2013.

Mortgage Banking Regulation. The Mortgage Division is subject to the rules and regulations of, and examination by, HUD, the Federal Housing Administration, the Department of Veterans Affairs, and state regulatory authorities with respect to originating, processing, and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, and, in some cases, restrict certain loan features and fix maximum interest rates and fees. In addition to other federal laws, mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, and Home Ownership Equity Protection Act, and the regulations promulgated there under. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered, and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution, and income level.

Consumer Laws and Regulations. The Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Temporary Liquidity Guarantee Program. On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program the FDIC will (i) guarantee, through the earlier of maturity or December 31, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before October 31, 2009 and (ii) provide full FDIC deposit insurance coverage for noninterest-bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC insured institutions through June 30, 2010, extended by subsequent amendment from December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 125 basis points per annum, depending on the initial maturity of the debt and its date of issuance. The fee assessment for deposit insurance coverage on amounts in covered accounts exceeding $250,000 was an annualized 10 basis points through December 31, 2009 and was an annualized 15 basis points for coverage in 2010 for institutions in risk category 1. The Bank elected to participate in both guarantee programs. On February 11, 2009 the Bank issued $30.0 million in new senior unsecured debt at 2.74% maturing February 15, 2012 under the TLG Program. The proceeds to the Bank from the issuance of senior unsecured debt under the TLGP were used to repay FHLB short term borrowings and to provide additional liquidity. The Bank repaid the debt at maturity on February 15, 2012.

Incentive Compensation. The FRB, the Comptroller and the FDIC issued regulatory guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking.

The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Corporation, that are not "large, complex banking organizations." The findings will be included in reports of examination and deficiencies will be incorporated into the organization's supervisory ratings. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Act requires the SEC and the federal bank regulatory agencies to establish joint regulations or guidelines that require financial institutions with assets of at least $1 billion to disclose the structure of their incentive compensation practices and prohibit such institutions from maintaining compensation arrangements that encourage inappropriate risk-taking by providing excessive compensation or that could lead to material financial loss to the financial institution. The SEC and the federal bank regulatory agencies proposed such regulations in March 2011. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which the Corporation may structure compensation for its executives only if the Corporation's total consolidated assets exceed $1 billion. These proposed regulations incorporate the principles discussed in the Incentive Compensation Guidance.

Stress Testing. As required by the Dodd-Frank Act, the federal banking agencies have implemented stress testing requirements for certain financial institutions, including bank holding companies and state chartered banks, with more than $10 billion in total consolidated assets. Although these requirements do not apply to institutions with $10 billion or less in total consolidated assets, the federal banking agencies, including the Comptroller, emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential impact of adverse market conditions or outcomes on the organization's financial condition. Based on existing regulatory guidance, the Corporation and the Bank will be expected to consider the institution's interest rate risk management, commercial real estate concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse outcomes.

ITEM 1A – RISK FACTORS

Risks Related to the Corporation's Business

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry in Northern Virginia.

We face substantial competition in all phases of our operations from a variety of different competitors. In particular, there is very strong competition for financial services in Northern Virginia and the greater Washington, D.C. Metropolitan Area in which we conduct a substantial portion of our business. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Many of our competitors are well-established, larger financial institutions and many offer products and services that we do not. Many have substantially greater resources, name recognition and market presence that benefit them in attracting business. Some of our competitors are not subject to the same regulation as is imposed on bank holding companies and federally-insured national banks, including credit unions which do not pay federal income tax, and, therefore, have regulatory advantages over us in accessing funding and in providing various services. While we believe we compete effectively with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller asset base, lack of geographic diversification and inability to spread our marketing costs across a broader market. If we have to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, our net interest margin and income could be negatively affected. Failure to compete effectively to attract new or to retain existing clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in government monetary policy or by fluctuations in interest rates.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates, particularly by the Board of Governors of the FRB, which implements national monetary policy in order to mitigate recessionary and inflationary pressures, also affect the value of our loans. In setting its policy, the FRB may utilize techniques such as: (i) engaging in open market transactions in United States government securities; (ii) setting the discount rate on member bank borrowings; and (iii) determining reserve requirements. These techniques may have an adverse effect on our deposit levels, net interest margin, loan demand or our business and operations. In addition, an increase in interest rates could adversely affect borrowers' ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our non-performing assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations. In addition, the FRB's Federal Open Market Committee has stated that it expects to keep the federal funds target rate at 0% - 0.25% through 2015 or until economic and labor conditions (as indicated by the unemployment rate) improve. Even though such a continuance of accommodative monetary policy could allow the Corporation to continue to reprice fixed-rate deposits to lower rates, sustained low interest rates could put further pressure on the yields generated by the Corporation's loan portfolio and on the Corporation's net interest margin.

At December 31, 2012 approximately 71% of the loans held for investment were variable rate loans. A majority of these loans are based on the prime rate and will adjust upwards as the prime rate increases. While the variable rate structure on these loans reduces interest rate risk for the Bank, increases in rates may cause the borrower's required payment to increase which, in turn, may increase the risk of payment default.

Because we make loans primarily to local small and medium sized businesses, our profitability depends significantly on local economic conditions, particularly real estate values, and the success of those businesses.

As a lender, we are exposed to the risk that our loan clients may not repay their loans according to their terms and any collateral securing payment may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs we incur disposing of the collateral. Although we have collateral for most of our loans, that collateral can fluctuate in value and may not always cover the outstanding balance on the loan. With most of our loans concentrated in Northern Virginia, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our net income and capital than on the net income and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

In addition to assessing the financial strength and cash flow characteristics of each of our borrowers, the Bank often secures loans with real estate collateral. At December 31, 2012, approximately 75% of our Bank's loans held for investment have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our net income and capital could be adversely affected.

The effect of sequestration cuts to the federal budget which began on March 1, 2013 may have an adverse impact to our market area due to our proximity to the federal government and the concentration of business clientele working with or for the federal government. The ultimate impact is yet to be determined as much is still unknown as to the length or depth of reductions that will affect our business and geographical area.

Our business strategy includes the continuation of our growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies that are experiencing growth. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that any expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially affected in an adverse way. Our ability to successfully grow will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

Although we have made a limited number of acquisitions, we may face a broad range of risks in connection with future acquisitions that could result in those acquisitions not increasing shareholder value.

As a strategy, we have sought to increase the size of our business by pursuing business development opportunities, and we have grown rapidly since our incorporation. As part of that strategy, we have acquired three mortgage companies, a wealth management company, and a small equipment leasing company. We may acquire other financial institutions and mortgage companies, or parts of those entities, in the future. Acquisitions and mergers involve a number of risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger partners;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target entity may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

- our ability to finance an acquisition and possible ownership or economic dilution to our current shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and
- the potential loss of key employees and clients.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future merger or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our allowance for loan losses could become inadequate and reduce our net income and capital.

We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management conducts a periodic review and consideration of the loan portfolio to determine the amount of the allowance for loan losses based upon general market conditions, credit quality of the loan portfolio and performance of our clients relative to their financial obligations with us. The amount of future losses, however, is susceptible to changes in borrowers' circumstances and economic and other market conditions, including changes in interest rates and collateral values that are beyond our control, and these future losses may exceed our current estimates. Our allowance for loan losses at December 31, 2012 was $12.5 million. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or guarantee that our allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance and reduce our net income and capital.

Our future liquidity needs could exceed our available liquidity sources, which could limit our asset growth and adversely affect our results of operations and financial condition.

We rely on dividends from the Bank as our primary source of funds. The primary sources of funds of the Bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include FHLB advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our net income.

We operate in a highly regulated industry, and both the Corporation and the Bank are subject to extensive regulation and supervision by the FRB, the Comptroller, and the FDIC. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. Many of these regulations are intended to protect depositors and the FDIC's DIF rather than our shareholders.

SOX, and the related rules and regulations promulgated by the SEC and NASDAQ that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the cost of completing our audit and maintaining our internal controls. As a result, we may experience greater compliance costs.

Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks that are not subject to similar regulation to offer competing financial services and products, which could place these non-banks in stronger, more favorable competitive positions and which could adversely affect the Corporation's growth and ability to operate profitably. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Dodd-Frank Act has increased the Corporation's regulatory compliance burden and associated costs, placed restrictions on certain products and services, and limited its future capital raising strategies.

A wide range of regulatory initiatives directed at the financial services industry has been proposed in recent years. One of those initiatives, the Dodd-Frank Act, was enacted in 2010 and mandates significant changes in the financial regulatory landscape that will impact all financial institutions, including the Corporation and the Bank. The Dodd-Frank Act has increased the Corporation's regulatory compliance burden and may have a material adverse effect on the Corporation by increasing the costs associated with regulatory examinations and compliance measures. However, it is too early to fully assess the impact of the Dodd-Frank Act and subsequent regulatory rulemaking processes on the Corporation's and the Bank's business, financial condition or results of operations.

Among the Dodd-Frank Act's significant regulatory changes, the Act creates a new financial consumer protection agency that has the authority to impose new regulations and include its examiners in routine regulatory examinations conducted by the Comptroller. This agency, named the Consumer Financial Protection Bureau ("CFPB"), may reshape the consumer financial laws through rulemaking and enforcement of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive business practices, which may directly impact the business operations of financial institutions offering consumer financial products or services, including the Corporation and the Bank. This agency's broad rulemaking authority includes identifying practices or acts that are unfair, deceptive or abusive in connection with any consumer financial transaction or consumer financial product or service. Although the CFPB has jurisdiction over banks with $10 billion or greater in assets, rules, regulations and policies issued by the CFPB may also apply to the Corporation, the Bank and/or the Mortgage Division by virtue of the adoption of such policies and best practices by the FRB, Comptroller and FDIC. The costs and limitations related to this additional regulatory agency and the limitations and restrictions that may be placed upon the Corporation with respect to its consumer product and service offerings have yet to be determined. However, these costs, limitations and restrictions may produce significant, material effects on the Corporation's business, financial condition and results of operations.

The Dodd-Frank Act also increases regulatory supervision and examination of bank holding companies and their banking and non-banking subsidiaries. These and other regulations included in the Dodd-Frank Act could increase the Corporation's regulatory compliance burden and costs, restrict the financial products and services the Corporation can offer to its customers and restrict the Corporation's ability to generate revenues from non-banking operations. The Dodd-Frank Act imposes more stringent capital requirements on bank holding companies, which may cause the Corporation to reevaluate elements of its business focus and shape future capital strategies.

The Basel III capital framework could require higher levels of capital and liquid assets, which could adversely affect the Corporation's net income and return on equity.

The Basel III capital framework, when implemented by the U.S. banking agencies and fully phased-in, would represent the most comprehensive overhaul of the U.S. banking capital framework in over two decades. The proposed Basel III capital framework and related changes to the standardized calculations of risk-weighted assets are complex and would create enormous compliance burdens, especially for community banks. These proposed regulations would require bank holding companies and their subsidiaries, such as the Corporation and the Bank, to maintain substantially more capital as a result of higher required capital levels and more demanding regulatory capital risk-weightings and calculations. The proposals would require all banks to substantially change the manner in which they collect and report information to calculate risk-weighted assets, and would likely increase risk-weighted assets at many banking organizations as a result of applying higher risk-weightings to many types of loans and securities. As a result, banks may be forced to limit originations of certain types of commercial and mortgage loans, thereby reducing the amount of credit available to borrowers and limiting opportunities to earn interest income from the loan portfolio.

If the proposed changes to bank capital levels and the calculation of risk-weighted assets are implemented without change, many banks could be required to access the capital markets on short notice and in relatively weak economic conditions, which could result in banks raising capital that significantly dilutes existing shareholders. Additionally, many community banks could be force to limit banking operations and activities, and growth of loan portfolios and interest income, in order to focus on retention of earnings to improve capital levels. The regulations ultimately applicable to the Corporation and the Bank may be substantially different from the proposed rules to implement the Basel III capital framework and revised calculations of risk-weighted assets. However, the final regulations may have a detrimental effect on the Corporation net income and return on equity and limit the products and services it provides to its customers.

Our hedging strategies do not completely eliminate risks associated with interest rates and we may incur losses due to changes in interest rates that are not effectively hedged.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely, and we cannot assure you that our hedging strategy and use of derivatives will offset the risks related to changes in interest rates. When rates change, we expect to record a gain or loss on derivatives that would be offset by an inverse change in the value of loans held for sale and mortgage-related securities. We utilize a third party consulting firm to manage our hedging activities and we typically hedge 80% of our loan pipeline and 100% of our loans being warehoused. The derivative financial instruments used to hedge the interest rate risk of our loan pipeline and warehoused loans are forward sales of 15 year and 30 year mortgage backed securities. The notional amount and fair value of these derivatives are disclosed in Note 8 of the financial statements on page 67.

The primary risks related to our hedging activities relate to incorrect assumptions regarding pull through and the amount of the pipeline being hedged. A hedging policy and hedging management committee are in place to control, monitor and manage risks associated with our hedging activity. The hedging policy quantifies risk tolerance thresholds that ensure the economic risk taken is not material to the Corporation's financial condition or operating performance. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" and "Item 7A - Quantitative and Qualitative Disclosures About Market Risk."

The profitability of the Mortgage Division will be significantly reduced if we are not able to sell mortgages.

Currently, we generally sell all of the mortgage loans originated by the Mortgage Division. We only underwrite mortgages that we reasonably expect will have more than one potential purchaser. The profitability of our Mortgage Division depends in large part upon our ability to originate or purchase a high volume of loans and to quickly sell them in the secondary market. Thus, we are dependent upon (i) the existence of an active secondary market and (ii) our ability to sell loans into that market.

The Mortgage Division's ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae and Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Fannie Mae and Freddie Mac, are government-sponsored enterprises with substantial market influence whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of these government-sponsored enterprises and other institutional and non-institutional investors or any impairment of our ability to participate in such programs could, in turn, adversely affect our operations.

Fannie Mae and Freddie Mac have reported past substantial losses and a need for substantial amounts of additional capital. Such losses are due to these entities' business models being tied extensively to the U.S. housing market which has been in a severe contraction. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac from the U.S. housing market contraction, Congress and the U.S. Treasury have undertaken a series of actions to stabilize these entities. The Federal Housing Finance Agency, or FHFA, was established in July 2008 pursuant to the Regulatory Reform Act in an effort to enhance regulatory oversight over Fannie Mae and Freddie Mac. FHFA placed Fannie Mae and Freddie Mac into federal conservatorship in September 2008. Although the federal government has committed capital to Fannie Mae and Freddie Mac, there is no explicit guaranty of the obligations of these entities by the federal government and there can be no assurance that these government credit facilities and other capital infusions will be adequate for the needs of Fannie Mae and Freddie Mac. If the financial support is inadequate, these companies could continue to suffer losses and could fail to offer programs necessary to an active secondary market. If this were to occur, the Mortgage Division's ability to sell mortgage loans readily could be hampered, and the profitability of the Bank could be significantly reduced.

On February 11, 2011, the U.S. Treasury issued a White Paper titled "Reforming America's Housing Finance Market" (or the "White Paper") that lays out, among other things, proposals to limit or potentially wind down the role that Fannie Mae and Freddie Mac play in the mortgage market. Any such proposals, if enacted, may have broad adverse implications for the residential mortgage market, the mortgage-backed securities market and the Mortgage Division's business, operations and financial condition. Such proposals have been, and we expect them to continue to be, the subject of significant discussion, and it is not yet possible to determine whether such proposals will be enacted and, if so, when, what form any final legislation or policies might take and how proposals, legislation or policies emanating from the White Paper may impact the residential mortgage market, the mortgage-backed securities market and the Mortgage Division's business, operations and financial condition. We are evaluating, and will continue to evaluate, the potential impact of the proposals set forth in the White Paper on our business and our financial position and results of operations.

Our net income may be adversely affected if representations and warranties related to loans sold by the Mortgage Division are breached and we must pay related claims.

The Mortgage Division makes representations and warranties that loans sold to investors meet their program's guidelines and that the information provided by the borrowers is accurate and complete and that the loan documents are complete and executed by the borrowers. In the event of a default on a loan sold, the investor may make a claim for losses due to document deficiencies, program compliance, early payment default, and fraud or borrower misrepresentations. During the fourth quarter of 2012, the Mortgage Division reached a settlement arrangement with one of its investors wherein a payment of $750 thousand was made to release the Bank from known and unknown repurchase obligations associated with approximately $252 million of mortgage loans. During the fourth quarter of 2010, while the Mortgage Division was still operating as a separate company, settlement arrangements were reached with two additional investors and payments totaling $3.8 million were made to release the company from known and unknown repurchase obligations associated with approximately $3 billion of mortgage loans. The Mortgage Division maintains a reserve in other liabilities for potential losses on mortgage loans sold. Net income may be impacted if this reserve is insufficient to cover claims from the investors.

An economic downturn may adversely affect our operating results and financial condition because our small to medium sized business target market may have fewer financial resources to weather an economic downturn.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small and medium sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

Negative public opinion could damage our reputation and the strength of our Access National brand and adversely impact our business, client relationships and net income.

Reputation risk, or the risk to our businesses' (including our primary commercial banking business and secondary mortgage lending business) net income and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action.

Virtually all of our businesses operate under the "Access National" brand. Any actual or alleged conduct by one of our businesses could result in negative public opinion about our other businesses under the Access National brand. Because our businesses rely on and leverage the strength of the Access National brand any negative public opinion that tarnishes our Access National brand may negatively impact our business, client relationships and financial performance. Although we take steps to minimize our reputation risk in dealing with our clients and communities, due to the nature of the commercial banking and mortgage lending businesses we will always face some measure of reputational risk.

If recent government actions do not help stabilize the U.S. financial system, the financial condition of our target markets may suffer, which could adversely affect our business.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, various branches and agencies of the U.S. government have put in place laws, regulations, and programs to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that such laws, regulations, and programs will have on the financial markets.

Among many other contributing factors, the recent recession was triggered by instability of financial institutions and large measures of volatility and fear in the financial markets. This financial instability led to an economic downturn which, in turn, has harmed the financial condition and performance of our small to medium sized business target market. If such laws, regulations, and programs fail to help stabilize the financial markets, or recent financial market conditions deteriorate rather than improve or remain steady, the financial condition of our small to medium sized business target market would suffer and could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

Significant reductions in U.S. government spending may have an adverse effect on our local economy and customer base.

Fairfax County, Virginia receives more federal procurement dollars than any other jurisdiction in the nation. More broadly, the State of Virginia ranks second among states that benefit from federal procurement. We cannot predict any adverse implications of direct and indirect impact of government spending reductions on our financial performance.

We have substantial counterparty risk due to our transactions with financial institution counterparties and the soundness of such counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers, dealers, commercial banks, investment banks, and government sponsored enterprises. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or other obligation due us. There is no assurance that any such losses would not materially and adversely affect our financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

Our ability to pay dividends is subject to regulatory restrictions, and we may be unable to pay future dividends.

Our ability to pay dividends is subject to regulatory restrictions and the need to maintain sufficient consolidated capital. Also, our only source of funds with which to pay dividends to our shareholders is dividends we receive from our Bank, and the Bank's ability to pay dividends to us is limited by its own obligations to maintain sufficient capital and regulatory restrictions. If these regulatory requirements are not satisfied, we will be unable to pay dividends on our common stock. We have paid quarterly cash dividends since our first cash dividend on February 24, 2006. We cannot guarantee that dividends will not be reduced or eliminated in future periods.

Certain provisions under our articles of incorporation and applicable law may make it difficult for others to obtain control of our Corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our Corporation. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

The ownership position of certain shareholders, directors and officers may permit them to exert a major influence on the election of directors and other corporate actions that require a shareholder vote, including change in control transactions.

As of December 31, 2012, our chairman of the board, executive officers and directors and one other principal shareholder collectively beneficially owned approximately 35% of the outstanding shares of our common stock. Our executive officers and directors collectively beneficially owned approximately 29% of our common stock and one other individual shareholder has declared beneficial ownership of an additional 5.7% of our common stock. This concentration of ownership may allow our directors, acting in their role as substantial shareholders, to exert a major influence over the election of their nominees as directors, especially if voting together with our officers and other significant shareholders. Our directors, officers, and major shareholders could exercise similar influence over other corporate actions that require a shareholder vote, including change in control transactions.

The trading volume in the corporation's common stock is less than that of other larger financial services companies.

Although the Corporation's common stock is listed for trading on the NASDAQ Stock Exchange, the trading volume in its common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

The Bank leases offices that are used in the normal course of business. The principal executive office of the Corporation, Bank, Access Real Estate, ACM and Mortgage Division is owned by Access Real Estate, a subsidiary of the Bank, and is located at 1800 Robert Fulton Drive, Reston, Virginia. The Bank leases offices in Chantilly, Tysons Corner, Leesburg, and Manassas, Virginia. The Mortgage Division leases offices in Fairfax, McLean, Reston, and Roanoke in Virginia as well as Rockville, Hagerstown and Annapolis in Maryland. The Mortgage Division also leases offices in Tennessee, Texas, Indiana, Georgia, Colorado, and Florida. During 2012, the Mortgage Division terminated its leases in Crofton, Maryland and Winchester, Massachusetts. All of the Mortgage Division's leases with the exception of Roanoke are month to month leases and can be terminated with thirty days notice. Access Real Estate owns an undeveloped commercial lot in Fredericksburg that was purchased for future expansion of the Bank.

All of the owned and leased properties are in good operating condition and are adequate for the Corporation's present and anticipated future needs.

ITEM 3 – LEGAL PROCEEDINGS

The Corporation, and the Bank are from time to time parties to legal proceedings arising in the ordinary course of business. Management is of the opinion that these legal proceedings will not have a material adverse effect on the Corporation's financial condition or results of operations. From time to time the Bank and the Corporation may initiate legal actions against borrowers in connection with collecting defaulted loans. Such actions are not considered material by management unless otherwise disclosed.

Prior to discontinuing the operations of the Mortgage Corporation, a subpoena dated May 3, 2011 was received from the United States Attorney's Office (the "U.S. Attorney's Office") for the Southern District of New York. Correspondence accompanying the subpoena indicated that the U.S. Attorney's Office is investigating potential violations by the Mortgage Corporation of the statutes, regulations, and rules governing the Federal Housing Administration's direct endorsement lender program and potential violations of sections 215, 656, 657, 1005, 1006, 1007, 1014, or 1344 of Title 18 or section 287, 1001, 1032, 1341, or 1343 of Title 18 affecting a federally insured financial institution in contemplation of a possible civil proceeding under 12 U.S.C. Section 1833a.

The subpoena requires the Mortgage Corporation, through the Bank since the activities of the Mortgage Corporation have been transitioned into an operating division of the Bank, to produce certain documents and designate a knowledgeable witness to testify with respect to the matters set forth above. The Corporation and its subsidiaries have cooperated fully with this investigation.

The Corporation cannot determine the outcome of this investigation or any related civil proceeding. In addition, the Corporation cannot predict how long the investigation will take or whether it or any of its subsidiaries will be required to take any additional actions.

ITEM 4 – MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

In July 2004, the Corporation's common stock became listed on the NASDAQ Global Market of the NASDAQ Stock Market LLC and is quoted under the symbol of "ANCX". Set forth below is certain financial information relating to the Corporation's common stock price history. Prices reflect transactions executed on NASDAQ.

	2012			2011		
	High	Low	Dividends	High	Low	Dividends
First Quarter	$ 10.71	$ 8.66	$ 0.05	$ 7.19	$ 6.28	$ 0.02
Second Quarter	13.56	10.42	0.06	7.99	6.79	0.03
Third Quarter	14.39	12.71	0.06	8.86	7.23	0.04
Fourth Quarter	$ 14.40	$ 11.03	$ 0.78	$ 9.49	$ 7.61	$ 0.04

As of March 14, 2013, the Corporation had 10,325,104 outstanding shares of Common Stock, par value $0.835 per share, held by approximately 448 shareholders of record and the closing price for the Corporation's common stock on the NASDAQ Global Market was $16.27.

The Corporation paid its twenty-ninth consecutive quarterly cash dividend on February 25, 2013 to shareholders of record as of February 11, 2013. Payment of dividends is at the discretion of the Corporation's Board of Directors, and is also subject to various federal and state regulatory limitations. Future dividends are dependent upon the overall performance and capital requirements of the Corporation. See "Item 1 - Business - Supervision and Regulation - Dividends" for a discussion of regulatory requirements related to dividends. Our strategic objective with respect to dividends is to achieve and maintain a minimum payout ratio equal to 40% of core earnings.

In addition to the ordinary quarterly dividends paid in 2012, on November 20, 2012, the Corporation declared a special non-routine cash dividend of $0.70 per share to shareholders of record as of December 3, 2012, which was paid on December 17, 2012.

Issuer Purchases of Equity Securities for the Quarter Ended December 31, 2012

The following table details the Corporation's purchases of its common stock during the fourth quarter pursuant to a Share Repurchase Program announced on March 20, 2007. On June 22, 2010 the number of shares authorized for repurchase under the Share Repurchase Program was increased from 2,500,000 to 3,500,000 shares. The Share Repurchase Program does not have an expiration date.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan	(d) Maximum Number of Shares that may yet be Purchased Under the Plan
October 1 - October 31, 2012	-	$ -	-	830,235
November 1 - November 30, 2012	-	-	-	830,235
December 1 - December 31, 2012	-	-	-	830,235
	-	$ -	-	830,235

Stock Performance

The following graph compares the Corporation's cumulative total shareholder return on its common stock for the five year period ended December 31, 2012 with the cumulative return of a broad equity market index and the Standard & Poor's 500 Index ("S&P 500 Index"). This presentation assumes $100 was invested in shares of the Corporation and each of the indices on December 31, 2007, and that dividends, if any, were immediately reinvested in additional shares. The graph plots the value of the initial $100 investment at one-year intervals from December 31, 2007 through December 31, 2012.

Access National Corporation



Total Return Performance
250
200
150
100
50
0
Index Value
Access National Corporation
S&P 500
SNL Bank Index
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
100.00
63.00
79.68
91.68
93.61
108.59

Index	Period Ending 12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Access National Corporation	100.00	79.81	98.98	109.09	151.06	239.04
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59
SNL Bank Index	100.00	57.06	56.47	63.27	49.00	66.13

ITEM 6 – SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from the Corporation's audited financial statements for the five years ended December 31, 2012. This information should be read in conjunction with the following Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto.

Selected Financial Data

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In Thousands, Except for Share and Per Share Data)				
Income Statement Data:					
Net interest income	$ 31,551	$ 28,117	$ 25,029	$ 23,558	$ 21,052
Provision for loan losses	1,515	1,149	2,816	6,064	5,423
Noninterest income	54,794	36,429	34,660	56,966	30,813
Noninterest expense	56,399	45,722	44,771	58,971	38,998
Income taxes	10,708	6,287	4,526	5,854	2,700
Net Income	$ 17,723	$ 11,388	$ 7,576	$ 9,635	$ 4,744
Per Share Data:					
Earnings per share					
Basic	1.73	1.11	0.72	0.93	0.46
Diluted	1.71	1.10	0.72	0.92	0.46
Cash dividends paid	0.95	0.13	0.04	0.04	0.04
Book value at period end	8.85	8.13	6.96	6.43	5.66
Balance Sheet Data:					
Total assets	$ 863,914	$ 809,758	$ 831,824	$ 666,879	$ 702,324
Loans held for sale	111,542	95,126	82,244	76,232	84,312
Loans held for investment	616,978	569,400	491,529	486,564	485,929
Total investment securities [(2)]	80,711	85,824	124,307	43,095	85,119
Total deposits	671,496	645,013	627,848	466,645	485,401
Shareholders' equity	91,267	82,815	72,193	67,778	57,945
Average shares outstanding, basic	10,253,656	10,277,801	10,503,383	10,391,348	10,298,631
Average shares outstanding, diluted	10,363,267	10,344,325	10,525,258	10,432,857	10,423,555
Performance Ratios:					
Return on average assets	2.15%	1.50%	0.98%	1.35%	0.76%
Return on average equity	19.68%	14.80%	10.85%	15.04%	8.34%
Net interest margin [(1)]	3.94%	3.82%	3.41%	3.42%	3.48%
Efficiency Ratios:					
Access National Bank	51.71%	52.92%	59.02%	60.41%	55.36%
Access National Mortgage Division	70.19%	80.78%	84.72%	77.40%	86.65%
Access National Corporation	65.32%	70.84%	75.01%	73.23%	75.19%
Asset Quality Ratios:					
Allowance to period end loans	2.03%	2.06%	2.14%	1.88%	1.54%
Allowance to non-performing loans	455.71%	175.12%	122.96%	129.79%	259.55%
Net charge-offs to average loans	0.13%	0.01%	0.30%	0.90%	1.12%

[(1)] Net interest income divided by total average earning assets.

[(2)] Excludes restricted stock.

Table continued on next page

ITEM 6 – SELECTED FINANCIAL DATA continued

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In Thousands, Except for Share and Per Share Data)				
Average Balance Sheet Data:					
Total assets	$ 826,233	$ 758,994	$ 772,600	$ 714,970	$ 624,450
Investment securities	105,520	105,042	107,940	69,758	68,861
Loans held for sale	78,543	51,774	63,868	65,780	25,757
Loans held for investment	583,724	520,062	475,726	490,393	484,764
Allowance for loan losses	11,994	11,123	9,485	8,065	8,248
Total deposits	672,693	565,450	572,139	519,477	450,873
Junior subordinated debentures	6,186	6,186	6,186	6,186	6,186
Total shareholders' equity	90,047	76,969	69,827	64,054	56,882
Capital Ratios:					
Tier 1 risk-based capital	14.10%	14.33%	14.25%	13.47%	11.86%
Total risk-based capital	15.35%	15.59%	15.51%	14.73%	13.11%
Leverage capital ratio	11.50%	10.78%	9.56%	10.73%	9.71%

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide an overview of the significant factors affecting the Corporation and its subsidiaries financial condition at December 31, 2012 and 2011and the results of operations for the years ended December 31, 2012, 2011 and 2010. The consolidated financial statements and accompanying notes should be read in conjunction with this discussion and analysis.

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K may contain forward-looking statements. For this purpose, any statements contained herein, including documents incorporated by reference, that are not statements of historical fact may be deemed to be forward-looking statements. Examples of forward-looking statements include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this document. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," " anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements. Factors that could have a material adverse effect on the operations and future prospects of the Corporation include, but are not limited to, changes in: collateral values, especially in the real estate market; stagnation or continued deterioration in general business and economic conditions and in the financial markets; the impact of any policies or programs implemented pursuant to the Dodd-Frank Act or other legislation or regulation; unemployment levels; branch expansion plans; interest rates; general economic conditions; monetary and fiscal policies of the U.S. Government, including policies of the Comptroller, U.S. Treasury and the FRB; the economy of Northern Virginia, including governmental spending and real estate markets; the quality or composition of the loan or investment portfolios; demand for loan products; deposit flows; competition; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. For additional discussion of risk factors that may cause our actual future results to differ materially from the results indicated within forward-looking statements, please see "Item 1A – Risk Factors" herein.

CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the Corporation's financial statements management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Our significant accounting policies are presented in Note 1 to the consolidated financial statements. Management believes that the most significant subjective judgments that it makes include the following:

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principals of accounting: (i) *Accounting Standards Codification (ASC) No. 450-10 Contingencies*, which requires that losses be accrued when they are probable of occurring and estimable and (ii) *ASC 310-10, Receivables*, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

An allowance for loan losses is established through a provision for loan losses based upon industry standards, known risk characteristics, and management's evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of loan activity. Such evaluation considers, among other factors, the estimated market value of the underlying collateral and current economic conditions. For further information about our practices with respect to allowance for loan losses, please see the subsection "Allowance for Loan Losses" below.

Other Than Temporary Impairment of Investment Securities

Securities in the Bank's investment portfolio are classified as either held-to-maturity or available-for-sale. Securities classified as held-to-maturity are recorded at cost or amortized cost. Available-for-sale securities are carried at fair value. The estimated fair value of the available-for-sale portfolio fluctuates due to changes in market interest rates and other factors. Changes in estimated fair value are recorded in shareholders' equity as a component of other comprehensive income. Securities are monitored to determine whether a decline in their value is other than temporary. Management evaluates the investment portfolio on a quarterly basis to determine the collectability of amounts due per the contractual terms of the investment security. A decline in the fair value of an investment below its amortized cost attributable to factors that indicate the decline will not be recovered over the anticipated holding period of the investment will cause the security to be considered other than temporarily impaired. Other than temporary impairments result in reducing the security's carrying value by the amount of the estimated credit loss. The credit component of the other than temporary impairment loss is realized through the statement of income and the remainder of the loss remains in other comprehensive income. At December 31, 2012 there were no securities in the securities portfolio with other than temporary impairment.

Income Taxes

The Corporation uses the liability method of accounting for income taxes. This method results in the recognition of deferred tax assets and liabilities that are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The deferred provision for income taxes is the result of the net change in the deferred tax asset and deferred tax liability balances during the year. This amount combined with the current taxes payable or refundable results in the income tax expense for the current year. Our evaluation of the deductibility or taxability of items included in the Corporation's tax returns has not resulted in the identification of any material uncertain tax positions.

Fair Value

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments. For additional information about our financial assets carried at fair value, refer to Note 16 to the consolidated financial statements.

Executive Summary

The Corporation completed its thirteenth year of operation and recorded net income of $17.7 million or $1.71 per diluted common share in 2012 compared to $11.4 million or $1.10 per diluted common share and $7.6 million or $0.72 per diluted common share in 2011 and 2010, respectively. The increase in net income over last year was due mainly to record performance during 2012 by the Mortgage Division. In 2012 we were able to reduce interest expense by $1.9 million or 27% as the target federal funds rate remained at 0.25% throughout 2012 which contributed to the lower interest expense. In 2012, gains realized from the sale of mortgage loans increased by $20.4 million or 58% from 2011, while noninterest expense increased by $10.7 million or 23%. The increase in net income during 2011 over 2010 was mainly due to record performance in the banking division. Interest expense reduced by $3.1

million or 30% compared to 2010 while the provision for loan losses reduced by $1.7 million or 59% signaling improvement in the loans held for investment portfolio.

At December 31, 2012, assets totaled $863.9 million compared to $809.8 million at December 31, 2011. Total loans held for investment were $617.0 million at December 31, 2012, compared to $569.4 million at December 31, 2011, an increase of $47.6 million. The growth in loans occurred in commercial real estate – owner occupied, residential real estate and commercial loans and is due in part to our focus on small to medium sized businesses and providing credit facilities in conjunction with the U.S. Small Business Administration's ("SBA") guaranteed loan program. The Bank continues to be one of the dominant SBA lenders in 7A loans in the greater Washington D.C. Metropolitan Area, as measured by dollar value of originations. The SBA lending activity is an important component of our focus on small businesses and expanding our core business relationships.

Investment securities totaled $80.7 million at December 31, 2012 compared to $85.8 million at December 31, 2011. The decrease in the investment portfolio is primarily attributable to securities that matured or were otherwise called and not reinvested. The funds not reinvested in investment securities were used to provide funding for the growth in our loan portfolio.

Deposits totaled $671.5 million at December 31, 2012 compared to $645.0 million at December 31, 2011. Noninterest-bearing deposit balances totaled approximately $164.2 million compared to $113.9 million at December 31, 2011, an increase of 44.2%. This increase is primarily due to new business relationships and increased balances of existing clients.

Non-performing assets ("NPA") totaled approximately $2.7 million or 0.32% of total assets at December 31, 2012, down from $6.7 million or 0.83% of total assets at December 31, 2011. NPAs are comprised of non-accrual loans solely, as at December 31, 2012, and 2011, the Corporation did not have any other real estate owned. Included in non-accrual loans at December 31, 2012 is a restructured loan to one borrower which consisted of a commercial loan totaling $759 thousand. The allowance for loan losses totaled $12.5 million or 2.0% of total loans held for investment as of December 31, 2012, compared to $11.7 million or 2.1% at December 31, 2011.

The economy continues to show signs of improvement with unemployment rates declining, and we are beginning to see price appreciation in the local residential real estate market. Notwithstanding the foregoing, there is no guarantee that these positive trends will continue. Although we believe that the credit quality of our primary business and professional customers has stabilized and has begun to improve, we will continue to focus on improving the credit quality of our loan portfolio and reducing non-performing assets. The Corporation is optimistic going into 2013 with a strong capital base and being positioned for continued growth.

RESULTS OF OPERATIONS

Net income for 2012 totaled $17.7 million, or $1.71 per diluted common share compared to $11.4 million or $1.10 per diluted common share in 2011. Net income in 2012 was favorably impacted by a decrease in interest expense and increased gains from the sale of mortgage loans, partially offset by increases in noninterest expense, provision for loan losses and provision for income taxes. During 2012 average loans held for investment increased $63.7 million and average loans held for sale increased $26.8 million.

Net income for 2011 totaled $11.4 million, or $1.10 per diluted common share compared to $7.6 million or $0.72 per diluted common share in 2010. Net income in 2011 was favorably impacted by a decrease in interest expense, a decrease in the provision for loan losses and increased gains from the sale of mortgage loans, partially offset by increases in noninterest expense and provision for income taxes. During 2011 average loans held for investment increased $44.3 million and average loans held for sale decreased $12.1 million. Average interest-bearing balances and federal funds sold decreased $28.4 million from 2010 to 2011.

Net Interest Income

Net interest income is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits) used to fund earning assets. Net interest income and margin are influenced by many factors, primarily the volume and mix of earning assets, funding sources, yields on earning assets and interest rate fluctuations. Net interest income totaled $31.6 million in 2012, up from $28.1 million in 2011. Average noninterest-bearing deposits increased $46.2 million in 2012. Net interest margin was 3.94% in 2012 and 3.82% in 2011, with the increase primarily due to the weighted average rate paid on interest-bearing liabilities decreasing 33 basis points to 0.90% in 2012 from 1.23% in 2011.

During 2012, total average earning assets increased by $65.0 million. Average loans held for investment increased by $63.7 million, or 12.2%, and average loans held for sale increased by $26.8 million, or 51.7%. These increases were offset by a decrease of $24.9 million or 42.8% in average interest-bearing balances and federal funds sold. On the funding side total average interest-bearing deposits and borrowings increased by only $3.5 million or 0.61%; however, a $57.5 million decrease in average total borrowings with a rate of 1.25% was more than enough to offset the $61.0 million increase in total average interest-bearing deposits with a rate of 0.86% to reduce the cost of these interest-bearing deposits and borrowings from 1.23% in 2011 to 0.90% in 2012. The combination of these changes produced an increase in net interest margin of 12 basis points.

Net interest income totaled $28.1 million in 2011, up from $25.0 million in 2010. A decrease in average interest-bearing deposits and borrowings of $37.2 million in 2011 coupled with a reduction in the rate of average interest-bearing deposits and borrowings of 0.43% in 2011 assisted in providing an increase in net interest margin from 3.41% in 2010 to 3.82% in 2011.

The table below, Yield on Average Earning Assets and Rates on Average Interest-Bearing Liabilities, summarizes the major components of net interest income for the past three years and also provides yields, rates, and average balances.

Yield on Average Earning Assets and Rates on Average Interest-Bearing Liabilities
For the Year Ended

	December 31, 2012			December 31, 2011			December 31, 2010		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
				(Dollars In Thousands)					
Assets:									
Interest-earning assets:									
Securities	$ 105,378	$ 2,266	2.15%	$ 105,964	$ 2,216	2.09%	$ 107,685	$ 2,242	2.08%
Loans held for sale	78,543	2,953	3.76%	51,774	2,176	4.20%	63,868	2,982	4.67%
Loans[(1)]	583,724	31,418	5.38%	520,062	30,632	5.89%	475,726	29,709	6.24%
Interest-bearing balances and federal funds sold	33,272	79	0.24%	58,128	143	0.25%	86,531	210	0.24%
Total interest-earning assets	**800,917**	**36,716**	4.58%	**735,928**	**35,167**	4.78%	**733,810**	**35,143**	4.79%
Noninterest-earning assets:									
Cash and due from banks	11,848			12,066			10,927		
Premises, land and equipment	8,548			8,819			8,655		
Other assets	16,914			13,304			28,693		
Less: allowance for loan losses	(11,994)			(11,123)			(9,485)		
Total noninterest-earning assets	**25,316**			**23,066**			**38,790**		
Total Assets	**$ 826,233**			**$ 758,994**			**$ 772,600**		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits:									
Interest-bearing demand deposits	$ 63,203	$ 171	0.27%	$ 48,349	$ 227	0.47%	$ 30,166	$ 183	0.61%
Money market deposit accounts	119,621	484	0.40%	111,090	628	0.57%	132,761	1,345	1.01%
Savings accounts	2,587	4	0.15%	2,853	6	0.21%	3,939	30	0.76%
Time deposits	340,935	3,870	1.14%	303,009	4,343	1.43%	331,162	6,075	1.83%
Total interest-bearing deposits	**526,346**	**4,529**	0.86%	**465,301**	**5,204**	1.12%	**498,028**	**7,633**	1.53%
Borrowings:									
FHLB Advances	11,141	65	0.58%	8,458	42	0.50%	11,413	429	3.76%
Securities sold under agreements to repurchase and federal funds purchased	26,744	38	0.14%	36,612	67	0.18%	29,202	105	0.36%
Other short-term borrowings	-	-	0.00%	20,681	114	0.55%	26,674	228	0.85%
FHLB Long-term borrowings	3,015	212	7.03%	6,196	219	3.53%	9,239	312	3.38%
FDIC Term Note	3,607	98	2.72%	30,081	1,191	3.96%	29,998	1,191	3.97%
Subordinated Debentures	6,186	223	3.60%	6,186	213	3.44%	6,186	216	3.49%
Total borrowings	**50,693**	**636**	1.25%	**108,214**	**1,846**	1.71%	**112,712**	**2,481**	2.20%
Total interest-bearing deposits and borrowings	**577,039**	**5,165**	0.90%	**573,515**	**7,050**	1.23%	**610,740**	**10,114**	1.66%
Noninterest-bearing liabilities:									
Demand deposits	146,347			100,149			74,111		
Other liabilities	12,800			8,361			17,922		
Total liabilities	**736,186**			**682,025**			**702,773**		
Shareholders' Equity	90,047			76,969			69,827		
Total Liabilities and Shareholders' Equity:	**$ 826,233**			**$ 758,994**			**$ 772,600**		
Interest Spread[(2)]			3.69%			3.55%			3.13%
Net Interest Margin[(3)]		$ 31,551	3.94%		$ 28,117	3.82%		$ 25,029	3.41%

(1) Loans placed on nonaccrual status are included in loan balances

(2) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest-bearing liabilities.

(3) Net interest margin is net interest income, expressed as a percentage of average earning assets.

The following table shows fluctuations in net interest income attributable to changes in the average balances of assets and liabilities and the yields earned or rates paid for the years ended December 31:

Volume and Rate Analysis

Years Ended December 31,

	2012 compared to 2011 Change Due To:			2011 compared to 2010 Change Due To:			2010 compared to 2009 Change Due To:		
	Increase / (Decrease)	Volume	Rate	Increase / (Decrease)	Volume	Rate	Increase / (Decrease)	Volume	Rate
				(In Thousands)					
Interest Earning Assets:									
Investments	$ 50	$ (12)	$ 62	$ (26)	$ (36)	$ 10	$ (796)	$ 1,246	$ (2,042)
Loans	1,563	4,880	(3,317)	117	1,898	(1,781)	(1,643)	(1,012)	(631)
Interest-bearing deposits	(64)	(60)	(4)	(67)	(70)	3	56	54	2
Total increase (decrease) in interest income	1,549	4,808	(3,259)	24	1,792	(1,768)	(2,383)	288	(2,671)
Interest-Bearing Liabilities:									
Interest-bearing demand deposits	(56)	57	(113)	44	92	(48)	(95)	27	(122)
Money market deposit accounts	(144)	45	(189)	(717)	(193)	(524)	(58)	493	(551)
Savings accounts	(2)	(1)	(1)	(24)	(7)	(17)	(30)	(6)	(24)
Time deposits	(473)	501	(974)	(1,732)	(485)	(1,247)	(2,752)	384	(3,136)
Total interest-bearing deposits	(675)	602	(1,277)	(2,429)	(593)	(1,836)	(2,935)	898	(3,833)
FHLB Advances	23	15	8	(387)	(89)	(298)	(550)	(468)	(82)
Securities sold under agreements to repurchase	(29)	(16)	(13)	(38)	22	(60)	(10)	25	(35)
Other short-term borrowings	(114)	(57)	(57)	(114)	(44)	(70)	61	79	(18)
Long-term borrowings	(7)	(150)	143	(93)	(107)	14	(521)	(500)	(21)
FDIC Term note	(1,093)	(806)	(287)	-	3	(3)	123	134	(11)
Trust preferred	10	-	10	(3)	-	(3)	(22)	-	(22)
Total (decrease) increase in interest expense	(1,885)	(412)	(1,473)	(3,064)	(808)	(2,256)	(3,854)	168	(4,022)
Increase in net interest income	$ 3,434	$ 5,220	$ (1,786)	$ 3,088	$ 2,600	$ 488	$ 1,471	$ 120	$ 1,351

Provision for Loan Losses

The provision for loan losses charged to operating expense in 2012 was $1.5 million compared $1.1 million in 2011 and $2.8 million in 2010. The decrease in the provision for loan losses since 2010 reflects the improved credit quality of the loan portfolio and the decrease in nonperforming assets. The minor increase in the provision for loan losses between 2011 and 2012 is due to the growth in the loan portfolio rather than a decline in the credit quality of the loan portfolio. The amount of the provision is determined by management to restore the allowance for loan losses to a level believed to be adequate to absorb inherent losses in the loan portfolio based on evaluations as of December 31, 2012.

Noninterest Income

Noninterest income consists of revenue generated from gains on sale of loans, service fees on deposit accounts, and other charges and fees. The Mortgage Division provides the most significant contributions towards noninterest income and is subject to wide fluctuations due to the general interest rate environment and economic conditions. Total noninterest income was $54.8 million in 2012 compared to $36.4 million in 2011. Gains on the sale of loans originated by the Mortgage Division totaled $55.7 million in 2012 compared to $35.3 million in 2011 due to an increase in mortgage loan volume of $298.5 million from 2011 to 2012 as well as an increase in the gains recognized in the secondary market. Mortgage broker fee income declined $573 thousand in 2012, from $627 thousand in 2011 to $54 thousand in 2012 due to a management decision to decrease the amount of loans obtained through brokers. Other income reflects a loss of $1.7 million in 2012, up from a loss of $236 thousand in 2011 as a result of losses incurred on hedging activities associated with the origination of mortgage loans held for sale. When losses occur on instruments used to hedge interest rate risk the value of the loans being hedged increases proportionately and is recognized in gains on the sale of loans.

Total noninterest income was $36.4 million in 2011 compared to $34.7 million in 2010. Gains on the sale of loans originated by the Mortgage Division totaled $35.3 million in 2011 compared to $32.5 million in 2010. Mortgage loan volume decreased minimally from 2010 to 2011; however, the increase in gains recognized in the secondary market allowed for the increase in the gain on the sale of the loans. Other income decreased $87 thousand in 2011 as a result of losses incurred on hedging activities associated with the origination of mortgage loans held for sale.

Noninterest Expense

Noninterest expense totaled $56.4 million in 2012 compared to $45.7 million in 2011. Compensation and employee benefits, the largest component of noninterest expense, totaled $31.5 million in 2012 compared to $25.4 million in 2011, an increase of $6.1 million. The increase is due to a combination of increased staffing at the Bank, primarily in the lending area, and an increase in performance-based compensation in the Mortgage Division as a result of the increase in revenue generated in 2012. Other operating expense totaled $22.2 million in 2012, up from $17.4 million for the year ended December 31, 2011, an increase of $4.8 million. The increase is due mainly to increased management fees paid to mortgage branch managers, advertising and promotional expense, provision for loans held for sale and investor fees in the Mortgage Division as a result of its increased operations. A further breakdown of other operating expenses is provided for in Note 15 of the consolidated financial statements.

Noninterest expense totaled $45.7 million in 2011 compared to $44.8 million in 2010. Compensation and employee benefits, the largest component of noninterest expense, totaled $25.4 million in 2011 compared to $22.0 million in 2010, an increase of $3.4 million. The increase is due to a combination of increased staffing at the Bank, primarily in the lending area, additional personnel costs associated with the new wealth management subsidiaries and an increase in performance-based compensation in the Mortgage Division as a result of the increase in revenue generated in 2011. Other operating expense totaled $17.4 million in 2011, down from $20.1 million for the year ended December 31, 2010, a decrease of $2.7 million due mainly to a decrease in the provision for loans held for sale from 2010 to 2011.

Income Taxes

Income tax expense totaled $10.7 million in 2012 compared to $6.3 million in 2011 and $4.5 million in 2010, an increase of $4.4 million and $1.8 million, respectively. The increase in taxes is due to an increase of $10.8 million and $5.6 million in pre-tax earnings from 2011 and 2010, respectively. Note 7 to the consolidated financial statements shows the components of federal income tax.

Quarterly Results (unaudited)

The following is a summary of the results of operations for each quarter of 2012, 2011 and 2010.

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total YTD
	(In Thousands, Except for Per Share Data)				
Total interest income	$ 9,351	$ 9,002	$ 9,172	$ 9,191	$ 36,716
Total interest expense	1,483	1,270	1,193	1,219	5,165
Net interest income	7,868	7,732	7,979	7,972	31,551
Provision for loan losses	718	472	150	175	1,515
Net interest income after provision for loan losses	7,150	7,260	7,829	7,797	30,036
Total noninterest income	12,101	13,732	12,725	16,236	54,794
Total noninterest expense	13,763	14,411	14,064	14,161	56,399
Income tax expense	2,050	2,691	2,358	3,609	10,708
Net income	$ 3,438	$ 3,890	$ 4,132	$ 6,263	$ 17,723
Earnings Per Share:					
Basic	$ 0.34	$ 0.38	$ 0.40	$ 0.61	$ 1.73
Diluted	$ 0.33	$ 0.38	$ 0.40	$ 0.60	$ 1.71

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total YTD
	(In Thousands, Except for Per Share Data)				
Total interest income	$ 8,570	$ 8,529	$ 8,876	$ 9,192	$ 35,167
Total interest expense	2,003	1,682	1,670	1,695	7,050
Net interest income	6,567	6,847	7,206	7,497	28,117
Provision for loan losses	223	(2)	715	213	1,149
Net interest income after provision for loan losses	6,344	6,849	6,491	7,284	26,968
Total noninterest income	5,839	8,100	10,702	11,788	36,429
Total noninterest expense	8,631	10,803	12,374	13,914	45,722
Income tax expense	1,265	1,475	1,706	1,841	6,287
Net income	$ 2,287	$ 2,671	$ 3,113	$ 3,317	$ 11,388
Earnings Per Share:					
Basic	$ 0.22	$ 0.26	$ 0.30	$ 0.33	$ 1.11
Diluted	$ 0.22	$ 0.26	$ 0.30	$ 0.32	$ 1.10

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total YTD
	(In Thousands, Except for Per Share Data)				
Total interest income	$ 8,259	$ 8,658	$ 8,831	$ 9,395	$ 35,143
Total interest expense	2,674	2,671	2,472	2,297	10,114
Net interest income	5,585	5,987	6,359	7,098	25,029
Provision for loan losses	198	548	575	1,495	2,816
Net interest income after provision for loan losses	5,387	5,439	5,784	5,603	22,213
Total noninterest income	6,023	7,277	10,410	10,950	34,660
Total noninterest expense	9,503	10,042	12,269	12,957	44,771
Income tax expense	691	996	1,489	1,350	4,526
Net income	$ 1,216	$ 1,678	$ 2,436	$ 2,246	$ 7,576
Earnings Per Share:					
Basic	$ 0.11	$ 0.16	$ 0.23	$ 0.22	$ 0.72
Diluted	$ 0.11	$ 0.16	$ 0.23	$ 0.22	$ 0.72

FINANCIAL CONDITION

Summary

Total assets at December 31, 2012 were $863.9 million compared to $809.8 million in 2011, an increase of $54.1 million. The increase in total assets was due mainly to a combination of a $47.6 million increase in loans held for investment, a $16.4 million increase in loans held for sale and a $10.3 million increase in cash and due from banks that was offset by a $16.3 million decrease in interest-bearing deposits in other banks and federal funds sold and a $5.1 million decrease in securities.

The following discussions by major categories explain the changes in financial condition.

Cash and Due From Banks

Cash and due from banks represents cash and noninterest-bearing balances at other banks and cash letters in process of collection at the FRB. At December 31, 2012 cash and due from banks totaled $15.7 million compared to $5.4 million at December 31, 2011. The balance fluctuates depending on the volume of cash letters in process of collection at the FRB.

Interest-Bearing Deposits in Other Banks and Federal Funds Sold

At December 31, 2012 interest-bearing balances in other banks totaled $22.2 million compared to $38.5 million at December 31, 2011. These balances are maintained at the FRB and the FHLB of Atlanta and provide liquidity for managing daily cash inflows and outflows from deposits and loans. The reduction in interest-bearing deposits and federal funds sold was used to fund loan growth.

Investment Securities

The Corporation's investment securities portfolio is comprised of U.S. Government Agency securities, municipal securities, CRA mutual fund, mortgage backed securities issued by U.S. government sponsored agencies and corporate bonds. The investment portfolio is used to provide liquidity and as a tool for managing interest sensitivity in the balance sheet, while generating income.

At December 31, 2012, securities totaled $80.7 million compared to $85.8 million at December 31, 2011, a decrease of $5.1 million. The decrease is attributable to maturities and bonds that were called and not reinvested in securities. The proceeds from the maturing and called securities were used to fund loan growth. The securities portfolio at December 31, 2012 is comprised of $35.8 million in securities classified as available-for-sale and $44.9 million in securities classified as held-to-maturity. Securities classified as available-for-sale are carried at fair market value. Unrealized gains and losses are recorded directly to a separate component of shareholders' equity. Held-to-maturity securities are carried at cost or amortized cost.

The following tables present the types, amounts and maturity distribution of the investment securities portfolio.

Maturity Schedule of Investment Securities
Year Ended December 31, 2012

	After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years and Over		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars In Thousands)							
Investment securities available-for-sale [1]								
US Government agency	$ 5,003	1.00%	$ 5,008	2.30%	$ 5,005	1.00%	$ 15,016	1.43%
Mortgage backed	-	-	3,745	1.54%	11,432	2.04%	15,177	1.92%
Corporate bonds	4,079	3.39%	-	-	-	-	4,079	3.39%
	$ 9,082	2.07%	$ 8,753	1.98%	$ 16,437	1.72%	$ 34,272	1.88%
Investment securities Held-to-maturity								
US Government agency	$ 24,981	1.24%	$ 5,000	1.75%	$ 14,971	3.02%	$ 44,952	1.89%
	$ 24,981	1.24%	$ 5,000	1.75%	$ 14,971	3.02%	$ 44,952	1.89%

[1] Excludes FRB Stock, and FHLB Stock, and CRA Mutual Fund

Loans

Loans held for investment totaled $617.0 million at December 31, 2012 compared to $569.4 million at December 31, 2011. During 2012, loan demand increased over 2011 as local economic conditions improved. Commercial real estate loans increased $13.3 million from year end December 31, 2011 while commercial loans increased $17.6 million from year end 2011. The Bank continues to be one of the dominant SBA 7a lenders, based on dollar volume of loans originated, in the Greater Washington D.C. Metropolitan Area. Residential real estate loans increased $16.0 million from 2011.

The Bank concentrates on providing banking services to small and medium sized businesses and professionals in our market area. As of December 31, 2012 we did not have any exposure to builders or developers in our commercial real estate portfolio. Our loan officers maintain a professional relationship with our clients and are responsive to their financial needs. They are directly involved in the community, and it is this involvement and commitment that leads to referrals and continued growth.

Loans held for sale totaled $111.5 million at December 31, 2012 compared to $95.1 million at December 31, 2011, an increase of $16.4 million. The level of loans held for sale fluctuates with the volume of loans originated during the month and the timing of loans purchased by investors. Loan origination volume including brokered loans totaled $1.1 billion in 2012 compared to $797.0 million in 2011 due primarily to an increase in re-financing activity as loan interest rates continued to decline throughout 2012.

The following tables present the major classifications and maturity distribution of loans held for investment at December 31:

Composition of Loan Portfolio
Year Ended December 31,

	2012		2011		2010		2009		2008	
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
					(Dollars In Thousands)					
Commercial real estate - owner occupied	$ 182,655	29.60 %	$ 171,599	30.14 %	$ 137,169	27.91 %	$ 128,859	26.49 %	$ 123,399	25.39 %
Commercial real estate - non-owner occupied	107,213	17.38	104,976	18.44	80,830	16.44	91,442	18.79	95,140	19.58
Residential real estate	144,521	23.43	128,485	22.56	137,752	28.02	150,792	30.99	153,740	31.64
Commercial	149,389	24.21	131,816	23.15	94,798	19.29	72,628	14.93	69,537	14.31
Real estate construction	30,038	4.87	29,705	5.22	38,093	7.75	41,508	8.53	42,600	8.77
Consumer	3,162	0.51	2,819	0.49	2,887	0.59	1,335	0.27	1,513	0.31
Total loans	$ 616,978	100.00 %	$ 569,400	100.00 %	$ 491,529	100.00 %	$ 486,564	100.00 %	$ 485,929	100.00 %

Loan Maturity Distribution
Year Ended December 31, 2012

	Three Months or Less	Over Three Months Through One Year	Over One Year Through Five Years	Over Five Years	Total
			(In Thousands)		
Commercial real estate - owner occupied	$ 16,389	$ 19,389	$ 95,523	$ 51,354	$ 182,655
Commercial real estate - non-owner occupied	15,317	14,767	50,871	26,258	107,213
Residential real estate	45,649	36,712	42,077	20,083	144,521
Commercial	21,929	68,835	39,561	19,064	149,389
Real estate construction	8,552	13,465	8,021	-	30,038
Consumer and other	279	936	1,844	103	3,162
Total	$ 108,115	$ 154,104	$ 237,897	$ 116,862	$ 616,978
Loans with fixed interest rates	$ 18,600	$ 12,553	$ 55,256	$ 91,543	$ 177,952
Loans with floating interest rates	89,515	141,551	182,641	25,319	439,026
Total	$ 108,115	$ 154,104	$ 237,897	$ 116,862	$ 616,978

Allowance for Loan Losses

The allowance for loan losses totaled $12.5 million at December 31, 2012 compared to $11.7 million at year end 2011. The allowance for loan losses was equivalent to 2.0% of total loans held for investment at December 31, 2012 and 2.1% at December 31, 2011. Adequacy of the allowance is assessed and increased by provisions for loan losses charged to expense no less than quarterly. Charge-offs are taken when a loan is identified as uncollectible.

The methodology by which we systematically determine the amount of our allowance is set forth by the Board of Directors in our Loan Policy and implemented by management. The results of the analysis are documented, reviewed and approved by the Board of Directors no less than quarterly.

The level of the allowance for loan losses is determined by management through an ongoing, detailed analysis of historical loss rates and risk characteristics. During each quarter, management evaluates the collectability of all loans in the portfolio and ensures an accurate risk rating is assigned to each loan. The risk rating scale and definitions jointly adopted by the Federal banking regulators are used within the framework prescribed by the Bank's Loan Policy. Any loan that is deemed to have potential or well defined weaknesses that may jeopardize collection in full is then analyzed to ascertain its level of weakness. If appropriate, the loan may be charged-off or a specific reserve may be assigned if the loan is deemed to be impaired.

During the risk rating verification process, each loan identified as inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged is considered impaired and is placed on non-accrual status. On these loans, management analyzes the potential impairment of the individual loan and may set aside a specific reserve. Any amounts deemed uncollectible during that analysis are charged-off.

For the remaining loans in each segment, management calculates the probability of loss as a group using the risk rating for each of the following loan types: Commercial Real Estate – owner occupied, Commercial Real Estate – non-owner occupied, Residential Real Estate, Commercial, Real Estate Construction, and Consumer. Management calculates the historical loss rate in each group by risk rating using a period of at least five years. This historical loss rate may then be adjusted based on management's assessment of internal and external environmental factors. This adjustment is meant to account for changes between the historical economic environment and current conditions and for changes in the ongoing management of the portfolio which affects the loans' potential losses.

Once complete, management compares the condition of the portfolio using several different characteristics as well as its experience to the experience of other banks in its peer group in order to determine if it is directionally consistent with others' experiences in our area and line of business. Based on that analysis, management aggregates the probabilities of loss of the remaining portfolio based on the specific and general allowances and may provide additional amounts to the allowance for loan losses as needed. Since this process involves estimates, the allowance for loan losses may also contain an immaterial amount that is not allocated to a specific loan or to a group of loans but is deemed necessary to absorb additional losses in the portfolio.

Management and the Board of Directors subject the reserve adequacy and methodology to review on a regular basis to internal auditors and bank regulators, and such reviews have not resulted in any material adjustment to the reserve.

The following tables present an analysis of the allowance for loan losses for the periods indicated.

Allowance for Loan Losses

	Year Ended December 31,				
	2012	2011	2010	2009	2008
			(In Thousands)		
Balance, beginning of year	$ 11,738	$ 10,527	$ 9,127	$ 7,462	$ 7,462
Provision for loan losses	1,515	1,149	2,816	6,064	5,423
Charge-offs:					
Commercial real estate - owner occupied	429	344	624	584	1,125
Commercial real estate - non-owner occupied	103	-	-	1,064	2,913
Residential real estate	790	596	875	851	1,055
Commercial	808	292	501	1,541	184
Real estate construction	-	-	48	1,247	241
Consumer	35	-	-	23	42
Total charge-offs	2,165	1,232	2,048	5,310	5,560
Recoveries:					
Commercial real estate - owner occupied	-	405	20	159	-
Commercial real estate - non-owner occupied	416	234	89	135	-
Residential real estate	410	89	38	79	137
Commercial	566	536	385	374	-
Real estate construction	-	30	99	66	-
Consumer and other	20	-	1	98	-
Total recoveries	1,412	1,294	632	911	137
Net (charge-offs) recoveries	(753)	62	(1,416)	(4,399)	(5,423)
Balance, end of year	$ 12,500	$ 11,738	$ 10,527	$ 9,127	$ 7,462

Allocation of the Allowance for Loan Losses

	Year Ended December 31,									
	2012	Percentage of total	2011	Percentage of total	2010	Percentage of total	2009	Percentage of total	2008	Percentage of total
					(Dollars In Thousands)					
Commercial real estate - owner occupied	$ 3,701	29.61 %	$ 3,634	30.96 %	$ 3,134	29.77 %	$ 2,533	27.75 %	$ 1,633	21.88 %
Commercial real estate - non-owner occupied	2,173	17.39	1,747	14.88	2,173	20.64	1,865	20.43	1,315	17.62
Residential real estate	2,924	23.39	2,874	24.48	2,930	27.83	2,517	27.58	1,880	25.19
Commercial	3,028	24.22	3,021	25.74	1,509	14.33	1,563	17.13	1,816	24.34
Real estate construction	610	4.88	423	3.60	758	7.20	539	5.91	805	10.79
Consumer	64	0.51	39	0.34	23	0.23	110	1.20	13	0.18
Total	$ 12,500	100.00 %	$ 11,738	100.00 %	$ 10,527	100.00 %	$ 9,127.	100.00 %	$ 7,462	100.00 %

Non-performing Assets And Loans Past Due

The following table presents information with respect to non-performing assets and 90 day delinquencies as of the dates indicated.

Non-performing Assets and Accruing Loans Past Due 90 Days or More

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars In Thousands)				
Non-accrual loans:					
Commercial real estate - owner occupied	$ -	$ 2,694	$ 6,345	$ 3,631	$ 22
Commercial real estate - non-owner occupied	-	321	367	-	-
Residential real estate	922	2,249	949	1,504	-
Commercial	1,821	1,439	900	208	74
Real estate construction	-	-	-	1,689	2,678
Consumer	-	-	-	-	101
Total non-accrual loans	2,743	6,703	8,561	7,032	2,875
Other real estate owned ("OREO")	-	-	1,859	5,111	4,455
Total non-performing assets	$ 2,743	$ 6,703	$ 10,420	$ 12,143	$ 7,330
Restructured loans included above in non-accrual loans	$ 759	$ 1,428	$ 958	$ -	$ -
Ratio of non-performing assets to:					
Total loans plus OREO	0.44%	1.18%	2.11%	2.47%	1.49%
Total assets	0.32%	0.83%	1.25%	1.82%	1.04%
Accruing past due loans:					
90 or more days past due	$ -	$ -	$ 333	$ -	$ -

Non-accrual loans totaled $2.7 million at December 31, 2012 and were comprised of seven borrowers. The loans are carried at the current net realizable value after consideration of $507 thousand in specific reserves. Included in non-accrual loans at December 31, 2012 is a restructured commercial loan in the amount of $759 thousand. There were no restructured loans prior to 2010. The Bank considers restructurings of loans to troubled borrowers when it is deemed to be beneficial to the borrower and improves the prospects for complete recovery of the debt.

The accrual of interest is discontinued at the time a loan is 90 days delinquent unless the credit is well-secured and in process of collection. When a loan is placed on non-accrual, accrued and unpaid interest is reversed from interest income. Subsequent receipts on non-accrual loans are recorded as a reduction to the principal balance. Interest income is recorded only after principal recovery is complete.

The loss potential for each loan has been evaluated, and in management's opinion, the risk of loss is adequately reserved against. Management actively works with the borrowers to maximize the potential for repayment and reports on the status to the Board of Directors monthly.

Deposits

Deposits totaled $671.5 million at December 31, 2012 and were comprised of noninterest-bearing demand deposits in the amount of $164.2 million, savings and interest-bearing deposits in the amount of $188.0 million, and time deposits in the amount of $319.3 million. Total deposits increased $26.5 million from December 31, 2011. Noninterest-bearing deposits increased $50.3 million from $113.9 million at December 31, 2011 to $164.2 million at December 31, 2012. This increase in noninterest-bearing accounts is due to a combination of 398 new accounts and increased balances in existing commercial accounts at year end. Savings and interest-bearing deposit accounts increased $6.0 million from $182.0 million at December 31, 2011 to $188.0 million at December 31, 2012. Time deposits decreased $29.8 million and totaled $319.3 million at December 31, 2012 compared to $349.1 million in 2011. The decrease in time deposits occurred primarily in deposits obtained through the Certificate of Deposit Account Registry Service ("CDARS").

We use wholesale funding or brokered deposits to supplement traditional customer deposits for liquidity and to maintain our desired interest rate risk position. Together with FHLB borrowings we use brokered deposits to fund the short-term cash needs associated with the LHFS activities discussed under "Loans" as well as other funding needs. Brokered deposits totaled $215.1 million at

December 31, 2012, which included $185.9 million in CDARS deposits as compared to $223.6 million at December 31, 2011, which included $192.3 million in CDARS deposits.

Through CDARS our depositors are able to obtain FDIC insurance of up to $69 million. The FDIC currently classifies CDARS deposits as brokered deposits, even though the deposits originate from our customers. These deposits are placed at other participating financial institutions to obtain FDIC insurance, and we receive a reciprocal amount in return from these financial institutions.

True brokered deposits have declined from $31.2 million at December 31, 2011 to $29.3 million at December 31, 2012. These deposits are not at premium rates and are frequently below retail interest rates. Brokered deposits are viewed by many as being volatile and unstable; however, unlike retail certificates of deposit, there are no early withdrawal options on brokered certificates of deposit for any reason other than death of the underlying depositors. Brokered deposits provide funding flexibility and can be renewed at maturity, allowed to roll off or increased or decreased without any impact on core deposit relationships.

We manage the roll over risk of all deposits by maintaining liquid assets in the form of interest-bearing balances at the FRB and FHLB as well as investment securities available-for-sale and loans held for sale. In addition we also maintain lines of credit with the FHLB, FRB, and correspondent banks. At December 31, 2012 there was $269.7 million available under these lines of credit.

Depositors have been reluctant to extend maturities on certificates of deposits due to the low interest rate environment which has resulted in an increase in certificates of deposits maturing in the one year or less category. We anticipate that we will renew these certificates of deposits depending on our current funding needs. Our Asset Liability Committee monitors the level of re-pricing assets and liabilities and establishes pricing guidelines to maintain net interest margins.

The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 2012, 2011, and 2010 are presented below.

Average Deposits and Average Rates Paid

Year Ended December 31,

	2012			2011			2010		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
				(Dollars In Thousands)					
Interest-bearing demand deposits	$ 63,203	$ 171	0.27%	$ 48,349	$ 227	0.47%	$ 30,166	$ 183	0.61%
Money market deposit accounts	119,621	484	0.40%	111,090	628	0.57%	132,761	1,345	1.01%
Savings accounts	2,587	4	0.15%	2,853	6	0.21%	3,939	30	0.76%
Time deposits	340,935	3,870	1.14%	303,009	4,343	1.43%	331,162	6,075	1.83%
Total interest-bearing deposits	$ 526,346	$ 4,529	0.86%	$ 465,301	$ 5,204	1.12%	$ 498,028	$ 7,633	1.53%
Noninterest-bearing demand deposits	146,347			100,149			74,111		
Total deposits	$ 672,693			$ 565,450			$ 572,139		

The table below presents the maturity distribution of time deposits at December 31, 2012.

Certificate of Deposit Maturity Distribution

Year Ended December 31, 2012

	Three months or less	Over three through twelve months	Over twelve months	Total
		(In Thousands)		
Less than $100,000	$ 7,297	$ 26,299	$ 37,789	$ 71,385
Greater than or equal to $100,000	79,132	102,325	66,496	247,953
	$ 86,429	$ 128,624	$ 104,285	$ 319,338

Borrowings

Borrowed funds generally consist of advances from the FHLB, a senior unsecured term note, FHLB long-term borrowings, subordinated debentures (trust preferred), securities sold under agreements to repurchase, U.S. Treasury demand notes, federal funds purchased, and commercial paper. At December 31, 2012 borrowed funds totaled $89.3 million, compared to $70.9 million at December 31, 2011. Short-term borrowings increased from $59.9 million at December 31, 2011 to $83.1 million at December 31, 2012. The increase in short-term borrowings was due in part to funding the loans held for sale as well as the increase in loans held for investment.

Securities sold under agreements to repurchase represent overnight investment of funds from commercial checking accounts pursuant to sweep agreements which enable our corporate clients to receive interest on their excess funds.

The following table provides a breakdown of all borrowed funds.

Borrowed Funds Distribution

	Year Ended December 31,		
	2012	2011	2010
	(Dollars In Thousands)		
Borrowings:			
At Period End			
FHLB advances	$ 45,000	$ -	$ 5,417
Securities sold under agreements to repurchase	38,091	29,904	41,047
Commercial paper	-	-	28,226
U.S. Treasury demand note	-	-	5,658
FHLB long-term borrowings	-	4,821	7,036
FDIC term note	-	30,000	29,998
Subordinated debentures	6,186	6,186	6,186
Total at period end	$ 89,277	$ 70,911	$ 123,568

	Year Ended December 31,		
	2012	2011	2010
	(Dollars In Thousands)		
Borrowings:			
Average Balances			
FHLB advances	$ 11,141	$ 8,458	$ 11,413
Securities sold under agreements to repurchase	26,703	36,571	29,202
Commercial paper	-	19,035	25,391
U.S. Treasury demand note	-	1,646	1,283
FHLB long-term borrowings	3,015	6,196	9,239
FDIC term note	3,607	30,081	29,998
Subordinated debentures	6,186	6,186	6,186
Federal funds purchased	41	41	-
Total average balance	$ 50,693	$ 108,214	$ 112,712
Average rate paid on all borrowed funds	1.25%	1.71%	2.20%

	Year Ended December 31,					
	2012			2011		
	(Dollars In Thousands)					
Average rate paid on all borrowed funds	Average Balances	Expense	Yield	Average Balances	Expense	Yield
FHLB advances	$ 11,141	$ 65	0.58%	$ 8,458	$ 42	0.50%
Securities sold under agreements to repurchase	26,703	38	0.14%	36,571	67	0.18%
Commercial paper	-	-	0.00%	19,035	114	0.60%
US Treasury demand note	-	-	0.00%	1,646	-	0.00%
FHLB long term borrowings	3,015	212	7.03%	6,196	219	3.53%
FDIC term note	3,607	98	2.72%	30,081	1,191	3.96%
Subordinated debentures	6,186	223	3.60%	6,186	213	3.44%
Fed funds purchased	41	-	0.00%	41	-	0.00%
	$ 50,693	$ 636	1.25%	$ 108,214	$ 1,846	1.71%

Maximum balances at any given month-end during the periods of analysis are reflected in the following table:

	Year Ended December 31,					
	2012		2011		2010	
	Maximum Balance at any month-end		Maximum Balance at any month-end		Maximum Balance at any month-end	
	(Dollars In Thousands)					
FHLB advances	$ 45,000	December	$ 40,000	May	$ 20,179	January
Securities sold under agreements to repurchase	38,091	December	39,553	April	42,714	October
Commercial paper	-		32,299	January	38,378	October
US Treasury demand note	-		4,000	May	5,659	December
FHLB long term borrowings	4,821	February	7,036	February	11,333	February
FDIC term note	30,000	January	30,000	December	29,998	December
Subordinated debentures	6,186	December	6,186	December	6,186	December

Shareholders' Equity

Shareholders' equity totaled $91.3 million at December 31, 2012, compared to $82.8 million at December 31, 2011. Changes in shareholders' equity during 2012 include net income of $17.7 million, $1.1 million from proceeds of stock options exercised, and stock based compensation of $231 thousand less shares repurchased of $770 thousand and cash dividends paid of $9.8 million. The 2012 dividends paid include the special non-routine cash dividend of $0.70 per share discussed in more detail under "Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities".

Banking regulators have defined minimum regulatory capital ratios that the Corporation and the Bank are required to maintain. These risk-based capital guidelines take into consideration risk factors, as defined by the banking regulators, associated with various categories of assets, both on and off the balance sheet. Both the Corporation and Bank are classified as well capitalized, which is the highest rating.

The table below presents an analysis of risk-based capital and outlines the regulatory components of capital and risk-based capital ratios for the Corporation.

Risk Based Capital Analysis

	Year Ended December 31,		
	2012	2011	2010
	(Dollars In Thousands)		
Tier 1 Capital:			
Common stock	$ 8,615	$ 8,511	$ 8,664
Additional paid in capital	17,155	16,716	17,794
Retained earnings	65,404	57,529	47,530
Subordinated debt (trust preferred debenture)	6,000	6,000	6,000
Less: Disallowed servicing assets and loss on equity security	(80)	(112)	(168)
Total Tier 1 Capital	$ 97,094	$ 88,644	$ 79,820
Allowance for loan losses	8,664	7,788	7,049
Total Risk Based Capital	$ 105,758	$ 96,432	$ 86,869
Risk weighted assets	$ 688,782	$ 618,746	$ 560,112
Quarterly average assets	$ 844,256	$ 821,995	$ 834,810
Capital Ratios:			
Tier 1 risk based capital ratio	14.10%	14.33%	14.25%
Total risk based capital ratio	15.35%	15.59%	15.51%
Leverage ratio	11.50%	10.78%	9.56%

Liquidity Management

Liquidity is the ability of the Corporation to meet current and future cash flow requirements. The liquidity of a financial institution reflects its ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Corporation's ability to meet the daily cash flow requirements of both depositors and borrowers.

Asset and liability management functions not only serve to assure adequate liquidity in order to meet the needs of the Corporation's customers, but also to maintain an appropriate balance between interest sensitive assets and interest sensitive liabilities so that the Corporation can earn an appropriate return for its shareholders.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and maturities of investment securities. Other short-term investments such as federal funds sold and interest-bearing deposits with other banks are additional sources of liquidity funding. At December 31, 2012, overnight interest-bearing balances totaled $22.2 million and securities available-for-sale totaled $35.8 million.

The liability portion of the balance sheet provides liquidity through various interest-bearing and noninterest-bearing deposit accounts, federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings. At December 31, 2012, the Bank had a line of credit with the FHLB totaling $254.3 million and a short-term borrowing of $45 million leaving approximately $209.3 million available on the line. In addition to the line of credit at the FHLB, the Bank issues repurchase agreements. As of December 31, 2012, outstanding repurchase agreements totaled $38.1 million. The interest rate on these instruments is variable and subject to change daily. The Bank also maintains federal funds lines of credit with its correspondent banks and, at December 31, 2012, these lines amounted to $60.4 million. The Corporation also has $6.2 million in subordinated debentures to support the Corporation's operations.

The Bank relies on deposits and other short and long-term resources for liquidity from a variety of sources that substantially reduces reliance upon any single provider. The Corporation expects its short and long-term sources of liquidity and capital to remain adequate to support expected growth.

Contractual Obligations

The following table summarizes the Corporation's significant fixed and determinable contractual obligations to make future payments as of December 31, 2012.

	December 31, 2012			
	Less Than 1 Year	1 - 3 Years	More Than 3 Years	Total
	(In Thousands)			
Certificates of deposit	$ 215,053	$ 66,343	$ 37,942	$ 319,338
FHLB Advances	45,000	-	-	45,000
Securities sold under agreements to repurchase	38,091	-	-	38,091
Subordinated debentures	-	-	6,186	6,186
Leases	443	460	343	1,246
Total	$ 298,587	$ 66,803	$ 44,471	$ 409,861

The Corporation generates sufficient cash flows and has adequate resources to meet its contractual obligations. We anticipate that substantially all of the maturing certificates of deposit will be renewed with the exception of certain brokered deposits that we intentionally will not be renewing. Securities sold under agreements to repurchase are likely to remain substantially the same as this item represents funds from overnight sweep agreements with our commercial checking customers.

Off Balance Sheet Items

During the ordinary course of business, the Bank issues commitments to extend credit and, at December 31, 2012, these commitments amounted to $190.9 million. Included in this balance are $6.4 million in performance standby letters of credit. These commitments do not necessarily represent cash requirements, since many commitments are expected to expire without being drawn on.

The Mortgage Division had open forward contracts at December 31, 2012 totaling $136.8 million. See Notes 8 and 9 to the consolidated financial statements for further information.

The Mortgage Division has agreements with a variety of counterparties to whom mortgage loans are sold on a non-recourse basis. As customary in the industry, the agreements require the Mortgage Division to extend representations and warranties with respect to program compliance, borrower misrepresentation, fraud, and early payment performance. Under the agreements, the counterparties are entitled to make loss claims and repurchase requests of the Mortgage Division for loans that contain covered deficiencies. The overall economic conditions, continued high unemployment, and weak values in the housing market has created a heightened risk of loss due to the representations and warranties associated with sold mortgage loans. The Mortgage Division has adopted a reserve methodology whereby provisions are made to an expense account to fund a reserve maintained as a liability account on the balance sheet for potential losses. The amount of the provision and adequacy of the reserve is recommended by management and approved by the Board no less than quarterly. Management estimates the reserve based upon an analysis of historical loss experiences and actual settlements with our counterparties. A schedule of expected losses on loans with claims or indemnifications is maintained to ensure the reserve equals or exceeds the estimate of loss. Claims in process are recognized in the period received, actively monitored and subject to validation prior to payment. Often times, claims are not factually validated and the claim is rescinded. Once claims are validated and the actual or potential loss is agreed upon with the counterparty, the reserve is charged and a cash payment is made to settle the claim. The loan performance data of sold loans is not always made available to the Mortgage Division by the counterparties, thereby making it difficult to estimate the timing and amount of claims until such time as claims are actually presented. Through careful monitoring and conservative estimates, the balance of the reserve has adequately provided for all claims since established. At December 31, 2012 and 2011 the balance in this reserve totaled approximately $4.4 million and $2.6 million, respectively.

Recent Accounting Pronouncements

Refer to Note 1 to the consolidated financial statements.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's market risk is composed primarily of interest rate risk. The Asset Liability Committee is responsible for reviewing the interest rate sensitivity position and establishes policies to monitor and coordinate the Corporation's sources, uses, and pricing of funds.

Interest Rate Sensitivity Management

The Corporation uses a simulation model to analyze, manage and formulate operating strategies that address net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a twelve month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumption of certain assets and liabilities as of December 31, 2012. The model assumes changes in interest rates without any management intervention to change the composition of the balance sheet. According to the model run for the period ended December 31, 2012, over a twelve month period an immediate 100 basis points increase in interest rates would result in an increase in net interest income by 4.46%. An immediate 200 basis points increase in interest rates would result in an increase in net interest income by 10.03%. A 100 basis points decrease in interest rates would result in a negative variance in net interest income and is considered unlikely given current interest rate levels. While management carefully monitors the exposure to changes in interest rates and takes actions as warranted to decrease any adverse impact, there can be no assurance about the actual effect of interest rate changes on net interest income.

The Corporation's net interest income and the fair value of its financial instruments are influenced by changes in the level of interest rates. The Corporation manages its exposure to fluctuations in interest rates through policies established by its Asset Liability Committee. The Asset Liability Committee meets monthly and has responsibility for formulating and implementing strategies to improve balance sheet positioning and net income and reviewing interest rate sensitivity.

The Mortgage Division is party to mortgage rate lock commitments to fund mortgage loans at interest rates previously agreed (locked) by both the Mortgage Division and the borrower for specified periods of time. When the borrower locks his or her interest rate, the Mortgage Division effectively extends a put option to the borrower, whereby the borrower is not obligated to enter into the loan agreement, but the Mortgage Division must honor the interest rate for the specified time period. The Mortgage Division is exposed to interest rate risk during the accumulation of interest rate lock commitments and loans prior to sale. The Mortgage Division utilizes either a best efforts sell forward or a mandatory sell forward commitment to economically hedge the changes in fair value of the loan due to changes in market interest rates. Failure to effectively monitor, manage, and hedge the interest rate risk associated with the mandatory commitments subjects the Mortgage Division to potentially significant market risk.

Throughout the lock period the changes in the market value of interest rate lock commitments, best efforts and mandatory sell forward commitments are recorded as unrealized gains and losses and are included in the consolidated statement of income under other noninterest income. The Mortgage Division utilizes a third party and its proprietary simulation model to assist in identifying and managing the risk associated with this activity.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of a non-financial company in that virtually all assets and liabilities of a bank are monetary in nature. The impact of inflation on financial results depends upon the Bank's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. Management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Access National Corporation
Reston, Virginia

We have audited the accompanying consolidated balance sheets of Access National Corporation and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access National Corporation and subsidiaries at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Access National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/S/ BDO USA, LLP

BDO USA, LLP
Richmond, Virginia
March 18, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Access National Corporation
Reston, Virginia

We have audited Access National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Access National Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Access National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Access National Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/S/ BDO USA, LLP

BDO USA, LLP
Richmond, Virginia
March 18, 2013

ACCESS NATIONAL CORPORATION

Consolidated Balance Sheets

(In Thousands, Except for Share and Per Share Data)

	Year Ended December 31,	
Assets	**2012**	**2011**
Cash and due from banks	$ 15,735	$ 5,362
Interest-bearing deposits in other banks and federal funds sold	22,206	38,547
Securities available-for-sale, at fair value	35,759	45,837
Securities held-to-maturity, at amortized cost (fair value of $45,308 and $39,978)	44,952	39,987
Total investment securities	80,711	85,824
Restricted stock	4,237	3,665
Loans held for sale	111,542	95,126
Loans, net of allowance for loan losses 2012 - $12,500; 2011 - $11,738	604,478	557,662
Premises and equipment, net	8,517	8,671
Accrued interest receivable and other assets	16,488	14,901
Total assets	$ 863,914	$ 809,758
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing demand deposits	$ 164,161	$ 113,885
Savings and interest-bearing deposits	187,997	182,005
Time deposits	319,338	349,123
Total deposits	671,496	645,013
Short-term borrowings	83,091	59,904
Long-term borrowings	-	4,821
Subordinated debentures	6,186	6,186
Other liabilities and accrued expenses	11,874	11,019
Total liabilities	772,647	726,943
Shareholders' Equity		
Common stock, par value $0.835, authorized 60,000,000 shares, issued and outstanding, 2012 - 10,317,767 and 2011 - 10,192,649	8,615	8,511
Additional paid-in capital	17,155	16,716
Retained earnings	65,404	57,529
Accumulated other comprehensive income, net	93	59
Total shareholders' equity	91,267	82,815
Total liabilities and shareholders' equity	$ 863,914	$ 809,758

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION
Consolidated Statements of Income
(In Thousands, Except for Share Data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Interest and Dividend Income			
Loans	$ 34,371	$ 32,808	$ 32,691
Interest-bearing deposits and federal funds sold	79	143	210
Securities	2,266	2,216	2,242
Total interest and dividend income	36,716	35,167	35,143
Interest Expense			
Deposits	4,529	5,204	7,633
Short-term borrowings	201	1,414	763
Long-term borrowings	212	219	1,502
Subordinated debentures	223	213	216
Total interest expense	5,165	7,050	10,114
Net interest income	31,551	28,117	25,029
Provision for loan losses	1,515	1,149	2,816
Net interest income after provision for loan losses	30,036	26,968	22,213
Noninterest Income			
Service fees on deposit accounts	666	693	666
Gain on sale of loans	55,749	35,345	32,501
Mortgage broker fee income	54	627	1,642
Other income	(1,675)	(236)	(149)
Total noninterest income	54,794	36,429	34,660
Noninterest Expense			
Compensation and employee benefits	31,481	25,415	22,047
Occupancy	1,720	2,152	2,061
Furniture and equipment	1,002	779	545
Other	22,196	17,376	20,118
Total noninterest expense	56,399	45,722	44,771
Income before income taxes	28,431	17,675	12,102
Provision for income taxes	10,708	6,287	4,526
Net Income	$ 17,723	$ 11,388	$ 7,576
Earnings per common share:			
Basic	$ 1.73	$ 1.11	$ 0.72
Diluted	$ 1.71	$ 1.10	$ 0.72
Average outstanding shares:			
Basic	10,253,656	10,277,801	10,503,383
Diluted	10,363,267	10,344,325	10,525,258

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net income	$ 17,723	$ 11,388	$ 7,576
Other comprehensive income:			
Unrealized gains (losses) on securities			
Unrealized holding gains arising during period	54	2,810	(2,796)
Tax effect	(20)	(956)	951
Net of tax amount	34	1,854	(1,845)
Comprehensive income	$ 17,757	$ 13,242	$ 5,731

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

(In Thousands, Except for Share Data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	$ 8,799	$ 18,552	$ 40,377	$ 50	$ 67,778
Net income	-	-	7,576	-	7,576
Other comprehensive income	-	-	-	(1,845)	(1,845)
Stock options exercised (15,000 shares)	13	38	-	-	51
Dividend reinvestment plan (74,721 shares)	62	354	-	-	416
Repurchase of common stock under share repurchase program (250,980 shares)	(210)	(1,325)	-	-	(1,535)
Cash dividend	-	-	(423)	-	(423)
Stock-based compensation expense recognized in earnings	-	175	-	-	175
Balance, December 31, 2010	$ 8,664	$ 17,794	$ 47,530	$ (1,795)	$ 72,193
Net income	-	-	11,388	-	11,388
Other comprehensive income,				1,854	1,854
Stock options exercised (55,975 shares)	46	301	-	-	347
Repurchase of common stock under share repurchase program (239,495 shares)	(199)	(1,592)	-	-	(1,791)
Cash dividend	-	-	(1,389)	-	(1,389)
Stock-based compensation expense recognized in earnings	-	213	-	-	213
Balance, December 31, 2011	$ 8,511	$ 16,716	$ 57,529	$ 59	$ 82,815
Net income	-	-	17,723	-	17,723
Other comprehensive income,				34	34
Stock options exercised (199,418 shares)	166	916	-	-	1,082
Repurchase of common stock under share repurchase program (74,300 shares)	(62)	(708)	-	-	(770)
Cash dividend	-	-	(9,848)	-	(9,848)
Stock-based compensation expense recognized in earnings	-	231	-	-	231
Balance, December 31, 2012	$ 8,615	$ 17,155	$ 65,404	$ 93	$ 91,267

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION
Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Operating Activities			
Net income	$ 17,723	$ 11,388	$ 7,576
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for losses on loans held for investment	1,515	1,149	2,816
Provision for losses on mortgage loans sold	2,510	966	3,836
Provision for off balance sheet losses	156	-	-
Writedown of other real estate owned	-	310	2,071
Gain on other real estate owned	-	(1,325)	(1,155)
Gain on sale of securities	-	-	(186)
Deferred tax benefit	(1,061)	(618)	(66)
Stock-based compensation	231	213	175
Valuation allowance on derivatives	(526)	341	(114)
Net amortization (accretion) on securities	105	(16)	105
Depreciation and amortization	427	448	440
Loss on disposal of fixed assets	-	39	6
Changes in assets and liabilities:			
Valuation of loans held for sale carried at fair value	(706)	(2,878)	771
Originations of loans held for sale	(1,128,305)	(796,991)	(824,738)
Proceeds from sales of loans held for sale	1,112,594	786,988	817,955
Decrease in other assets	30	1,560	4,060
(Decrease) increase in other liabilities	(1,851)	1,839	(11,113)
Net cash provided by operating activities	2,842	3,413	2,439
Cash Flows from Investing Activities			
Proceeds from maturities and calls of securities available-for-sale	54,543	106,709	155,718
Proceeds from sale of securities	-	-	20,186
Purchases of securities available-for-sale	(45,106)	(24,640)	(259,527)
Proceeds from maturities and calls of securities held-to-maturity	40,000	-	-
Purchase of securities held-to-maturity	(44,947)	(39,987)	-
Net increase in loans	(48,331)	(81,535)	(11,439)
Proceeds from sales of other real estate owned	-	6,600	7,394
Purchases of premises, equipment and software	(281)	(232)	(602)
Net cash used in investing activities	(44,122)	(33,085)	(88,270)
Cash Flows from Financing Activities			
Net increase in demand, interest-bearing demand and savings deposits	56,267	53,567	33,554
Net (decrease) increase in time deposits	(29,785)	(36,401)	127,649
Net increase (decrease) in securities sold under agreement to repurchase	8,187	(11,144)	14,244
Net increase (decrease) in other short-term borrowings	15,000	(39,300)	1,856
Decrease in long-term borrowings	(4,821)	(2,214)	(9,296)
Proceeds from issuance of common stock	1,082	347	467
Repurchase of common stock	(770)	(1,791)	(1,535)
Dividends paid	(9,848)	(1,389)	(423)
Net cash provided by (used in) financing activities	35,312	(38,325)	166,516
(Decrease) increase in cash and cash equivalents	(5,968)	(67,997)	80,685
Cash and Cash Equivalents			
Beginning	43,909	111,906	31,221
Ending	$ 37,941	$ 43,909	$ 111,906
Supplemental Disclosures of Cash Flow Information			
Cash payments for interest	$ 5,638	$ 7,421	$ 9,854
Cash payments for income taxes	$ 10,276	$ 6,831	$ 4,908
Supplemental Disclosures of Noncash Investing Activities			
Unrealized gain (loss) on securities available for sale	$ 54	$ 2,810	$ (2,796)
Loans transferred to other real estate owned	$ -	$ 3,726	$ 5,058

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations - Access National Corporation (the "Corporation ") is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The holding company was formed on June 15, 2002. The Corporation owns all of the stock of its subsidiaries including Access National Bank (the "Bank") and Access National Capital Trust II. The Bank is an independent commercial bank chartered under federal laws as a national banking association. The Trust subsidiary was formed for the purpose of issuing redeemable capital securities.

The Bank has two active wholly-owned subsidiaries: Access Real Estate LLC, a real estate company, and Access Capital Management Holding, LLC, a holding company for Capital Fiduciary Advisors, L.L.C., Access Investment Services, L.L.C. and Access Insurance Group, L.L.C.

During 2011 the Bank closed the Mortgage Corporation and transferred all mortgage banking activities into the Bank as a separate division, the ("Mortgage Division"). The Mortgage Corporation ceased conducting new business on July 1, 2011 and was dissolved in the second quarter of 2012.

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Access National Corporation and its wholly-owned subsidiaries, Access National Bank, and Access National Capital Trust II. All significant inter-company accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Corporation and its subsidiaries conform to accounting principles generally accepted in the United States of America and to predominant practices within the banking industry.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the fair values and impairments of financial instruments, the status of contingencies and the valuation of deferred tax assets.

Cash Flow Reporting - For purposes of the statements of cash flows, cash and cash equivalents consists of cash and due from banks, federal funds sold and interest-bearing deposits at other banks.

Restrictions on Cash and Cash Equivalents - As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. Those balances include usable vault cash and amounts on deposit with the FRB. At December 31, 2012 and 2011, the amount of daily average required balances were approximately $421 thousand and $350 thousand, respectively. The Mortgage Division held escrow deposits in conjunction with mortgage loans totaling $728 thousand and $551 thousand at December 31, 2012 and December 31, 2011, respectively.

Securities - Debt securities that management has both the positive intent and ability to hold to maturity are classified as "held-to-maturity" and are recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from net income and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities or call dates if applicable. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in net income as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Stock

Restricted stock consists of Federal Home Loan Bank of Atlanta ("FHLB") stock and FRB stock. These stocks are classified as restricted stocks because their ownership is restricted to certain types of entities and they lack a market. Restricted stock is carried at cost on the Corporation's financial statements. Dividends are paid semiannually on FRB stock and quarterly on FHLB stock.

Note 1. Summary of Significant Accounting Policies (continued)

Other Than Temporary Impairment of Investment Securities – Securities are evaluated quarterly for potential other than temporary impairment. Management considers the facts of each security including the nature of the security, the amount and duration of the loss, credit quality of the issuer, the expectations for that security's performance, and Corporation's intent and ability to hold the security until recovery. Declines in equity securities that are considered to be other than temporary are recorded as a charge to net income in the Consolidated Statements of Income. Declines in debt securities that are considered to be other than temporary are separated into (1) the amount of the total impairment related to credit loss and (2) the amount of the total impairment related to all other factors. The amount of the total other than temporary impairment related to the credit loss is recognized in net income. The amount of the total impairment related to all other factors is recognized in other comprehensive income.

Loans - The Corporation grants commercial, real estate, and consumer loans to customers in the community in and around the Greater Washington D.C. Metropolitan Area. The loan portfolio is well diversified and generally collateralized by assets of the customers. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Corporation's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Interest Income on Loans - Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

Loans Held for Sale - The Corporation accounts for all one to four unit residential loans originated and intended for sale in the secondary market in accordance with FASB ASC 825-10. Loans held for sale are recorded at fair value, determined individually, as of the balance sheet date.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to net income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions which may affect a borrower's ability to repay, overall portfolio quality, and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Note 1. Summary of Significant Accounting Policies (continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Derivative Financial Instruments - The Mortgage Division enters into commitments to fund residential mortgage loans with the intention of selling them in the secondary market. The Mortgage Division also enters into forward sales agreements for certain funded loans and loan commitments. The Mortgage Division records unfunded commitments intended for loans held for sale and forward sales agreements at fair value with changes in fair value recorded as a component of other income. Loans originated and intended for sale in the secondary market are carried at fair value. For pipeline loans which are not pre-sold to an investor, the Mortgage Division manages the interest rate risk on rate lock commitments by entering into forward sale contracts of mortgage backed securities, whereby the Mortgage Division obtains the right to deliver securities to investors in the future at a specified price. Such contracts are accounted for as derivatives and are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in other income.

The Mortgage Division has determined these derivative financial instruments do not meet the hedging criteria required by FASB ASC 815 and has not designated these derivative financial instruments as hedges. Accordingly, changes in fair value are recognized currently in income.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation is computed using the straight-line method over the estimated useful lives of 39 years for office buildings and 3 to 15 years for furniture, fixtures, and equipment. Costs of maintenance and repairs are expensed as incurred; improvements and betterments are capitalized. When items are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the determination of net income.

Real Estate Owned - Real estate properties acquired through loan foreclosures are recorded initially at fair value, less expected sales costs. Subsequent valuations are performed by management, and the carrying amount of a property is adjusted by a charge to expense to reflect any subsequent declines in estimated fair value. Fair value estimates are based on recent appraisals and current market conditions. Gains or losses on sales of real estate owned are recognized upon disposition. Real estate owned is included in other assets. At December 31, 2012 and 2011 the Corporation did not have any real estate owned.

Income Taxes - Income tax expense is the total of the current year income tax due or refundable, the change in deferred tax assets and liabilities, and any adjustments related to unrecognized tax benefits. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Corporation has not identified any material uncertain tax positions

Stock-Based Compensation Plans – The Corporation uses the modified prospective method. In accordance with FASB ASC 718-10, the Corporation measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost is recognized over the period during which the employee is required to provide service in exchange for the award, the requisite service period. No compensation expense is recognized for equity instruments for which employees do not render the requisite service. The Corporation determines the fair value of the employee stock options using the Black-Scholes option pricing model.

Note 1. Summary of Significant Accounting Policies (continued)

Earnings Per Share - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

Fair Value Measurements - The Corporation records certain of its assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices
in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 16 - Fair Value Measurements.

Securities Sold Under Agreements to Repurchase - Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or re-pledged by the secured party.

Advertising Costs - The Corporation charges the costs of advertising to expense as incurred.

Recent Accounting Pronouncements

In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements". The guidance simplifies the accounting for financial assets transferred under repurchase agreements and similar arrangements and increases the number of transfers to be accounted for as secured borrowings as opposed to sales. The amended guidance is effective prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011. Repurchase agreements are offered through a commercial banking sweep product as a short-term investment opportunity for customers. All such arrangements are considered typical of the banking industry and are accounted for as borrowings. The Corporation adopted this guidance beginning with first quarter 2012 financial reporting; there was no material impact upon adoption.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". The Corporation did adopt ASU 2011-04, which generally aligns the principles of fair value measurements with International Financial Reporting Standards (IFRSs), in its consolidated financial statements in the first quarter 2012. The provisions of ASU 2011-04 clarify the application of existing fair value measurement requirements, and expand the disclosure requirements for fair value measurements. While the provisions of ASU 2011-04 did increase the Corporation's fair value disclosures the adoption of ASU 2011-04 did not have a material effect on the Corporation's financial condition and results of operations.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (continued)

In June 2011, the FASB issued ASU No. 2011-5, "Presentation of Comprehensive Income" (Topic 220): This update amended existing guidance relating to presentation of other comprehensive income in a convergence effort with international accounting standards. This guidance eliminates the option to present the components of comprehensive income as a part of the statement of changes in stockholders' equity and requires a consecutive presentation of net income and other comprehensive income, and a reconciliation of the components of other comprehensive income. Similar to the requirements of existing guidance, entities are required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and other comprehensive income are presented. Although portions of this update related to the reclassification of adjustments out of other comprehensive income were deferred in December 2011, the amendments in this guidance should be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted and the amendments do not require any transition disclosures. The adoption of this guidance did not have a material effect on the Corporation's consolidated financial statements or results of operations.

In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities". This guidance eliminates offsetting of financial instruments disclosure differences between GAAP and IFRS. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB's offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB's offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact the Corporation's consolidated financial position, results of operations, or cash flows.

In July 2012, the FASB issued ASU 2012-02, "Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" which is related to the impairment of indefinite-lived intangible assets. The guidance simplifies how entities test indefinite-lived intangible assets, other than goodwill, and is similar to the new qualitative impairment test for goodwill. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the indefinite-lived intangible asset's fair value is less than its carrying value. If it is determined that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have a material impact to the consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The provisions of ASU 2013-02 are effective for periods beginning after December 15, 2012, with prospective application to transactions or modifications of existing transactions that occur on or after the effective date. Upon adoption of the provisions of ASU 2013-02 on January 1, 2013, the Corporation will revise its financial statements and disclosures accordingly.

Note 2. Securities

The following table provides the amortized cost and fair value for the categories of available-for-sale securities and held-to-maturity securities at December 31, 2012 and 2011. Held-to-maturity securities are carried at amortized cost, which reflects historical cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are carried at estimated fair value with net unrealized gains or losses reported on an after tax basis as a component of accumulated other comprehensive income in shareholders' equity. The estimated fair value of available-for-sale securities is impacted by interest rates, credit spreads, market volatility, and liquidity.

	Year Ended December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In Thousands)			
Available-for-sale:				
U.S. Government agencies	$ 15,000	$ 16	$ -	$ 15,016
Mortgage backed securities	15,103	100	(26)	15,177
Corporate bonds	4,012	92	(25)	4,079
CRA Mutual fund	1,500	-	(13)	1,487
	$ 35,615	$ 208	$ (64)	$ 35,759
Held-to-maturity:				
U.S. Government agencies	$ 44,952	$ 356	$ -	$ 45,308
	$ 44,952	$ 356	$ -	$ 45,308

	Year Ended December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In Thousands)			
Available-for-sale:				
U.S. Government agencies	$ 39,402	$ 152	$ (36)	$ 39,518
Mortgage backed securities	582	38	-	620
Corporate bonds	4,022	-	(61)	3,961
Municipals - taxable	240	2	-	242
CRA Mutual fund	1,500	-	(4)	1,496
	$ 45,746	$ 192	$ (101)	$ 45,837
Held-to-maturity:				
U.S. Government agencies	$ 39,987	$ 80	$ (89)	$ 39,978
	$ 39,987	$ 80	$ (89)	$ 39,978

Note 2. Securities (continued)

The amortized cost and estimated fair value of securities as of December 31, 2012 by contractual maturities are shown below. Actual maturities may differ from contractual maturities because the securities may be called or prepaid without any penalties.

	Year Ended December 31, 2012	
	Amortized Cost	Estimated Fair Value
	(In Thousands)	
Available-for-sale:		
US Agencies:		
Due after one through five years	$ 5,000	$ 5,003
Due after five through ten years	5,000	5,008
Due after ten through fifteen years	5,000	5,005
Corporate bonds:		
Due after one through five years	4,012	4,079
Mortgage backed securities:		
Due after five through ten years	3,696	3,745
Due after ten through fifteen years	10,918	10,893
Due after fifteen years	489	539
CRA Mutual fund	1,500	1,487
	$ 35,615	$ 35,759
Held-to-maturity:		
US Agencies:		
Due after one through five years	$ 24,981	$ 25,085
Due after five through ten years	5,000	5,175
Due after ten through fifteen years	14,971	15,048
	$ 44,952	$ 45,308

The estimated fair value of securities pledged to secure public funds, securities sold under agreements to repurchase, and for other purposes amounted to $60.7 million and $50.1 million at December 31, 2012 and 2011, respectively.

Restricted Stock

The Corporation's restricted stock consists of Federal Home Loan Bank of Atlanta ("FHLB") stock and Federal Reserve Bank ("FRB") stock. The amortized costs of the restricted stock as of December 31, 2012 and 2011 are as follows:

	Year Ended December 31,	
	2012	2011
	(In Thousands)	
Federal Reserve Bank stock	$ 999	$ 999
FHLB stock	3,238	2,666
	$ 4,237	$ 3,665

Notes to Consolidated Financial Statements

Note 2. Securities (continued)

Investment securities available-for-sale and held-to-maturity that had an unrealized loss position at December 31, 2012 and December 31, 2011 are detailed below.

Year Ended December 31, 2012	Securities in a loss Position for less than 12 Months		Securities in a loss Position for 12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(In Thousands)			
Investment securities available-for-sale:						
Mortgage backed securities	$ 6,361	$ (26)	$ -	$ -	$ 6,361	$ (26)
Corporate bonds	-	-	1,967	(25)	1,967	(25)
CRA Mutual fund	1,487	(13)	-	-	1,487	(13)
Total	$ 7,848	$ (39)	$ 1,967	$ (25)	$ 9,815	$ (64)

Year Ended December 31, 2011	Securities in a loss Position for less than 12 Months		Securities in a loss Position for 12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(In Thousands)			
Investment securities available-for-sale						
U.S. Government agencies	$ 4,964	$ (36)	$ -	$ -	$ 4,964	$ (36)
Corporate bonds	3,961	(61)	-	-	3,961	(61)
CRA Mutual fund	1,496	(4)	-	-	1,496	(4)
Total	$ 10,421	$ (101)	$ -	$ -	$ 10,421	$ (101)
Investment securities held-to-maturity:						
U.S. Government agencies	$ 24,905	$ (89)	$ -	$ -	$ 24,905	$ (89)
Total	$ 24,905	$ (89)	$ -	$ -	$ 24,905	$ (89)

The Corporation evaluates securities for other than temporary impairment ("OTTI") on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. Consideration is given to various factors in determining whether the Corporation anticipates a recovery in fair value such as: the length of time and extent to which the fair value has been less than cost, and the financial condition and underlying credit quality of the issuer. When analyzing an issuer's financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, the sector or industry trends affecting the issuer, and whether any recent downgrades by bond rating agencies have occurred.

Mortgage-backed

The Corporation's unrealized losses on mortgage backed securities were caused by interest rate fluctuations. At December 31, 2012, two securities had unrealized losses of $26,467. As both securities are backed by the United States Government or a Government Sponsored Entity, the Corporation's intent to hold these securities until a market price recovery or maturity, and the determination that it is more likely than not that the Corporation will not be required to sell these securities before their anticipated recovery, the Corporation does not consider these investments other than temporarily impaired.

Corporate bonds

The Corporation's unrealized loss on corporate obligations was caused by interest rate fluctuations. At December 31, 2012, one security had an unrealized loss of $25,476. Based on the credit quality of the issuers, the Corporation's intent to hold this security until a market price recovery or maturity, and the determination that it is more likely than not that the Corporation will not be required to sell the security before its anticipated recovery, the Corporation does not consider this investment other than temporarily impaired.

Mutual fund

The Corporation's unrealized loss on its CRA mutual fund investment was caused by interest rate fluctuations. At December 31, 2012, one security had an unrealized loss of $13,423. Based on the credit quality of the issuers, the Corporation's intent to hold this security until a market price recovery, and the determination that it is more likely than not that the Corporation will not be required to sell the security before its anticipated recovery, the Corporation does not consider this investment other than temporarily impaired.

Notes to Consolidated Financial Statements

Note 3. Loans and the Allowance for Loan Losses

The composition of net loans is summarized as follows:

	Year Ended December 31,			
	2012	Percentage of Total	2011	Percentage of Total
	(In Thousands)			
Commercial real estate - owner occupied	$ 182,655	29.60 %	$ 171,599	30.14 %
Commercial real estate - non-owner occupied	107,213	17.38	104,976	18.44
Residential real estate	144,521	23.43	128,485	22.56
Commercial	149,389	24.21	131,816	23.15
Real estate construction	30,038	4.87	29,705	5.22
Consumer	3,162	0.51	2,819	0.49
Total loans	$ 616,978	100.00 %	$ 569,400	100.00 %
Less allowance for loan losses	12,500		11,738	
Net Loans	$ 604,478		$ 557,662	

Unearned income and net deferred loan fees and costs totaled $1.7 and $1.6 million at December 31, 2012 and 2011, respectively. Loans pledged to secure borrowings at the FHLB totaled $215.4 million and $182.6 million at December 31, 2012 and 2011, respectively.

Allowance for Loan Losses

The allowance for loan losses totaled $12.5 million and $11.7 million at year end December 31, 2012 and 2011, respectively. The allowance for loan losses was equivalent to 2.03% and 2.06% of total loans held for investment at December 31, 2012 and 2011, respectively. Adequacy of the allowance is assessed and the allowance is increased by provisions for loan losses charged to expense no less than quarterly. Charge-offs are taken when a loan is identified as uncollectible.

The methodology by which we systematically determine the amount of our allowance is set forth by the Board of Directors in our Loan Policy and implemented by management. The results of the analysis are documented, reviewed, and approved by the Board of Directors no less than quarterly.

The level of the allowance for loan losses is determined by management through an ongoing, detailed analysis of historical loss rates and risk characteristics. During each quarter, management evaluates the collectability of all loans in the portfolio and ensures an accurate risk rating is assigned to each loan. The risk rating scale and definitions commonly adopted by the Federal Banking Agencies is contained within the framework prescribed by the Bank's Loan Policy. Any loan that is deemed to have potential or well defined weaknesses that may jeopardize collection in full is then analyzed to ascertain its level of weakness. If appropriate, the loan may be charged-off or a specific reserve may be assigned if the loan is deemed to be impaired.

During the risk rating verification process, each loan identified as inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged is considered impaired and is placed on non-accrual status. On these loans, management analyzes the potential impairment of the individual loan and may set aside a specific reserve. Any amounts deemed uncollectible during that analysis are charged-off.

For the remaining loans in each segment, the Bank calculates the probability of loss as a group using the risk rating for each of the following loan types: Commercial Real Estate - Owner Occupied, Commercial Real Estate - Non-Owner Occupied, Residential Real Estate, Commercial, Real Estate Construction, and Consumer. Management calculates the historical loss rate in each group by risk rating using a period of at least five years. This historical loss rate may then be adjusted based on management's assessment of internal and external environmental factors. While management may consider other factors, the analysis generally includes factors such as unemployment, office vacancy rates, and any concentrations that exist within the portfolio. This adjustment is meant to account for changes between the historical economic environment and current conditions and for changes in the ongoing management of the portfolio which affects the loans' potential losses.

Note 3. Loans and the Allowance for Loan Losses (continued)

Once complete, management compares the condition of the portfolio using several different characteristics, as well as its experience, to the experience of other banks in its peer group in order to determine if it is directionally consistent with others' experience in our area and line of business. Based on that analysis, management aggregates the probabilities of loss of the remaining portfolio based on the specific and general allowances and may provide additional amounts to the allowance for loan losses as needed. Since this process involves estimates, the allowance for loan losses may also contain an amount that is non-material which is not allocated to a specific loan or to a group of loans but is deemed necessary to absorb additional losses in the portfolio.

Management and the Board of Directors subject the reserve adequacy and methodology to a review on a regular basis by internal auditors and bank regulators, and such reviews have not resulted in any material adjustment to the allowance.

Notes to Consolidated Financial Statements

Note 3. Loans and the Allowance for Loan Losses (continued)

The following provides detailed information about the changes in the allowance for loan losses for the years ended December 31, 2012, 2011 and 2010 as well as the recorded investment in loans at December 31, 2012 and 2011.

Allowance for Loan Losses

Year Ended December 31, 2012	Commercial real estate - owner occupied	Commercial real estate - non-owner occupied	Residential real estate	Commercial	Real estate construction	Consumer	Total
Allowance for credit losses:							
Beginning Balance	$ 3,634	$ 1,747	$ 2,874	$ 3,021	$ 423	$ 39	11,738
Charge-offs	(429)	(103)	(790)	(808)	-	(35)	(2,165)
Recoveries	-	416	410	566	-	20	1,412
Provisions	496	113	430	249	187	40	1,515
Ending Balance	$ 3,701	$ 2,173	$ 2,924	$ 3,028	$ 610	$ 64	$ 12,500

Year Ended December 31, 2011	Commercial real estate - owner occupied	Commercial real estate - non-owner occupied	Residential real estate	Commercial	Real estate construction	Consumer	Total
Allowance for credit losses:							
Beginning Balance	$ 3,134	$ 2,173	$ 2,930	$ 1,509	$ 758	$ 23	$ 10,527
Charge-offs	(344)	-	(596)	(292)	-	-	(1,232)
Recoveries	405	234	89	536	30	-	1,294
Provisions	439	(660)	451	1,268	(365)	16	1,149
Ending Balance	$ 3,634	$ 1,747	$ 2,874	$ 3,021	$ 423	$ 39	$ 11,738

Year Ended December 31, 2010	Commercial real estate - owner occupied	Commercial real estate - non-owner occupied	Residential real estate	Commercial	Real estate construction	Consumer	Total
Allowance for credit losses:							
Beginning Balance	$ 2,600	$ 1,724	$ 2,651	$ 1,589	$ 549	$ 14	$ 9,127
Charge-offs	(624)	-	(875)	(501)	(48)	-	(2,048)
Recoveries	20	89	38	385	99	1	632
Provisions	1,138	360	1,116	36	158	8	2,816
Ending Balance	$ 3,134	$ 2,173	$ 2,930	$ 1,509	$ 758	$ 23	$ 10,527

Recorded Investment in Loans

Year Ended December 31, 2012	Commercial real estate - owner occupied	Commercial real estate - non-owner occupied	Residential real estate	Commercial	Real estate construction	Consumer	Total
			(In Thousands)				
Allowance							
Ending balance:	$ 3,701	$ 2,173	$ 2,924	$ 3,028	$ 610	$ 64	$ 12,500
Ending balance: individually evaluated for impairment	$ 98	$ -	$ 230	$ 277	$ -	$ -	$ 605
Ending balance: collectively evaluated for impairment	$ 3,603	$ 2,173	$ 2,694	$ 2,751	$ 610	$ 64	$ 11,895
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loans							
Ending balance	$ 182,655	$ 107,213	$ 144,521	$ 149,389	$ 30,038	$ 3,162	$ 616,978
Ending balance: individually evaluated for impairment	$ 370	$ -	$ 922	$ 1,937	$ -	$ -	$ 3,229
Ending balance: collectively evaluated for impairment	$ 182,285	$ 107,213	$ 143,599	$ 147,452	$ 30,038	$ 3,162	$ 613,749
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Year Ended December 31, 2011	Commercial real estate - owner occupied	Commercial real estate - non-owner occupied	Residential real estate	Commercial	Real estate construction	Consumer	Total
			(In Thousands)				
Allowance							
Ending balance:	$ 3,634	$ 1,747	$ 2,874	$ 3,021	$ 423	$ 39	$ 11,738
Ending balance: individually evaluated for impairment	$ 672	$ 70	$ 537	$ 644	$ -	$ -	$ 1,923
Ending balance: collectively evaluated for impairment	$ 2,962	$ 1,677	$ 2,337	$ 2,377	$ 423	$ 39	$ 9,815
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loans							
Ending balance:	$ 171,599	$ 104,976	$ 128,485	$ 131,816	$ 29,705	$ 2,819	$ 569,400
Ending balance: individually evaluated for impairment	$ 2,694	$ 321	$ 2,249	$ 1,598	$ -	$ -	$ 6,862
Ending balance: collectively evaluated for impairment	$ 168,905	$ 104,655	$ 126,236	$ 130,377	$ 29,705	$ 2,819	$ 562,697
Ending balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Note 3. Loans and the Allowance for Loan Losses (continued)

Identifying and Classifying Portfolio Risks by Risk Rating

At origination, loans are categorized into risk categories based upon original underwriting. Subsequent to origination, management evaluates the collectability of all loans in the portfolio and assigns a proprietary risk rating on a quarterly basis as of the 15th of the last month in the quarter. Ratings range from the highest to lowest quality based on factors including measurements of ability to pay, collateral type and value, borrower stability, management experience, and credit enhancements. These ratings are consistent with the bank regulatory rating system.

A loan may have portions of its balance in one rating and other portions in a different rating. The Bank may use these "split ratings" when factors cause loan loss risk to exist for part but not all of the principal balance. Split ratings may also be used where cash collateral or a government agency has provided a guaranty that partially covers a loan.

For clarity of presentation, the Corporation's loan portfolio is profiled below in accordance with the risk rating framework that has been commonly adopted by the federal banking agencies. The definitions of the various risk rating categories are as follows:

Pass - The condition of the borrower and the performance of the loan is satisfactory or better.

Special mention - A special mention asset has one or more potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date.

Substandard - A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

Doubtful - An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss - Assets classified loss are considered uncollectible and their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, and a partial recovery may be effected in the future.

The Bank did not have any loans classified as loss or doubtful at December 31, 2012 and 2011. It is the Bank's policy to charge-off any loan once the risk rating is classified as loss.

The profile of the loan portfolio, as indicated by risk rating, as of December 31, 2012 and 2011 is shown below.

Credit Quality Indicators

Credit Risk Profile by Regulatory Risk Rating	Commercial real estate - owner occupied		Commercial real estate - non-owner occupied		Residential real estate		Commercial		Real estate construction		Consumer		Totals	
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
	(In Thousands)													
Pass	$ 159,413	$ 152,495	$ 100,443	$ 91,685	$ 138,388	$ 122,501	$ 130,885	$ 121,717	$ 30,202	$ 29,791	$ 3,162	$ 2,819	$ 562,493	$ 521,008
Special mention	11,897	8,113	2,402	5,204	3,902	1,811	12,225	6,851	-	-	-	-	30,426	21,979
Substandard	11,852	11,531	4,725	8,470	2,420	4,268	6,724	3,695	-	-	-	-	25,721	27,964
Doubtful	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Unearned income	(507)	(540)	(357)	(383)	(189)	(95)	(445)	(447)	(164)	(86)	-	-	(1,662)	(1,551)
Total	$ 182,655	$ 171,599	$ 107,213	$ 104,976	$ 144,521	$ 128,485	$ 149,389	$ 131,816	$ 30,038	$ 29,705	$ 3,162	$ 2,819	$ 616,978	$ 569,400

Loans listed as non-performing are also placed on non-accrual status. The accrual of interest is discontinued at the time a loan is 90 days delinquent or when the credit deteriorates and there is doubt that the credit will be paid as agreed, unless the credit is well-secured and in process of collection. Once the loan is on non-accrual status, all accrued but unpaid interest is also charged-off, and all payments are used to reduce the principal balance. Once the principal balance is repaid in full, additional payments are taken into income. A loan may be returned to accrual status if the borrower shows renewed willingness and ability to repay under the term of the loan agreement. The risk profile based upon payment activity is shown below.

Note 3. Loans and the Allowance for Loan Losses (continued)

Credit Risk Profile Based on Payment Activity

	Commercial real estate - owner occupied		Commercial real estate - non-owner occupied		Residential real estate		Commercial		Real estate construction		Consumer		Totals	
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
	(In Thousands)													
Performing	$ 182,655	$ 168,905	$ 107,213	$ 104,655	$ 143,599	$ 126,236	$ 147,568	$ 130,377	$ 30,038	$ 29,705	$ 3,162	$ 2,819	$ 614,235	$ 562,697
Non-performing	-	2,694	-	321	922	2,249	1,821	1,439	-	-	-	-	2,743	6,703
Total	$ 182,655	$ 171,599	$ 107,213	$ 104,976	$ 144,521	$ 128,485	$ 149,389	$ 131,816	$ 30,038	$ 29,705	$ 3,162	$ 2,819	$ 616,978	$ 569,400

Loans are considered past due if a contractual payment is not made by the calendar day after the payment is due. For reporting purposes, however, loans past due 1 to 29 days are excluded. The delinquency status of the loans in the portfolio is shown below as of December 31, 2012 and 2011. Loans that were on non-accrual status are not included in any past due amounts.

Age Analysis of Past Due Loans

Year Ended December 31, 2012

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Non-accrual Loans	Current Loans	Total Loans
	(In Thousands)						
Commercial real estate - owner occupied	$ -	$ -	$ -	$ -	$ -	$ 182,655	$ 182,655
Commercial real estate - non-owner occupied	-	-	-	-	-	107,213	107,213
Residential real estate	-	-	-	-	922	143,599	144,521
Commercial	-	-	-	-	1,821	147,568	149,389
Real estate construction	-	-	-	-	-	30,038	30,038
Consumer	-	-	-	-	-	3,162	3,162
Total	$ -	$ -	$ -	$ -	$ 2,743	$ 614,235	$ 616,978

Year Ended December 31, 2011

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Non-accrual Loans	Current Loans	Total Loans
	(In Thousands)						
Commercial real estate - owner occupied	$ -	$ -	$ -	$ -	$ 2,694	$ 168,905	$ 171,599
Commercial real estate - non-owner occupied	-	-	-	-	321	104,655	104,976
Residential real estate	154	63	-	217	2,249	126,019	128,485
Commercial	-	54	-	54	1,439	130,323	131,816
Real estate construction	-	-	-	-	-	29,705	29,705
Consumer	-	-	-	-	-	2,819	2,819
Total	$ 154	$ 117	$ -	$ 271	$ 6,703	$ 562,426	$ 569,400

Notes to Consolidated Financial Statements

Note 3. Loans and the Allowance for Loan Losses (continued)

Impaired Loans

A loan is classified as impaired when it is deemed probable by management's analysis that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement, or the recorded investment in the impaired loan is greater than the present value of expected future cash flows, discounted at the loan's effective interest rate. In the case of an impaired loan, management conducts an analysis which identifies if a quantifiable potential loss exists, and takes the necessary steps to record that loss when it has been identified as uncollectible.

As the ultimate collectability of the total principal of an impaired loan is in doubt, the loan is placed on nonaccrual status with all payments applied to principal under the cost-recovery method. As such, the Bank did not recognize any interest income on its impaired loans for the years ended December 31, 2012, 2011 and 2010.

The table below shows the results of management's analysis of impaired loans for the year ended December 31, 2012 and 2011.

	Impaired Loans					
	Year Ended December 31, 2012			Year Ended December 31, 2011		
	Recorded investment	Unpaid principal balance	Related allowance	Recorded investment	Unpaid principal balance	Related allowance
	(In Thousands)					
With no specific related allowance recorded:						
Commercial real estate - owner occupied	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate - non-owner occupied	-	-	-	-	-	-
Residential real estate	-	-	-	183	183	-
Commercial	154	165	-	417	584	-
Real estate construction	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
With a specific related allowance recorded:						
Commercial real estate - owner occupied	$ 370	$ 370	$ 98	$ 2,694	$ 3,156	$ 672
Commercial real estate - non-owner occupied	-	-	-	321	422	70
Residential real estate	922	1,068	230	2,066	2,313	537
Commercial	1,783	2,099	277	1,181	1,200	644
Real estate construction	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total:						
Commercial real estate - owner occupied	$ 370	$ 370	$ 98	$ 2,694	$ 3,156	$ 672
Commercial real estate - non-owner occupied	-	-	-	321	422	70
Residential real estate	922	1,068	230	2,249	2,496	537
Commercial	1,937	2,264	277	1,598	1,784	644
Real estate construction	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
	$ 3,229	$ 3,702	$ 605	$ 6,862	$ 7,858	$ 1,923

The table below shows the average recorded investment in impaired loans for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
		(In Thousands)	
Commercial real estate - owner occupied	$ 1,625	$ 4,344	$ 4,782
Commercial real estate - non-owner occupied	190	343	299
Residential real estate	1,855	2,076	1,142
Commercial	1,343	1,100	278
Real estate construction	-	-	1,248
Consumer	-	-	-
	$ 5,013	$ 7,863	$ 7,749

Note 3. Loans and the Allowance for Loan Losses (continued)

Troubled Debt Restructurings

A troubled debt restructuring ("TDR") is a formal restructure of a loan when the Bank, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to a borrower. The Bank classifies these transactions as a TDR if the transaction meets the following conditions: an existing credit agreement must be formally renewed, extended and/or modified; the borrower must be experiencing financial difficulty; and the Bank has granted a concession that it would not otherwise consider. ASU 2011-02 requires public companies to identify and account for TDRs for interim and annual periods beginning on or after June 15, 2011.

Once identified as TDRs, a loan is considered to be impaired, and an impairment analysis is performed for the loan individually, rather than under a general loss allowance based on the loan type and risk rating. Any resulting shortfall is charged off. This method is used consistently for all segments of the portfolio.

Normally, loans identified as TDRs would be placed on non-accrual status and considered non-performing until sufficient history of timely collection or payment has occurred that allows them to return to performing status, generally 6 months.

No loans were modified in connection with a troubled debt restructuring during the year ended December 31, 2012. During the year ended December 31, 2011, three commercial loans totaling $1.1 million and one commercial real estate – owner occupied loan totaling $402 thousand were modified by lowering the interest rate on the loans, which led to their classification as TDRs. The modifications resulted in lower payments, losses of $82 thousand and additions to the allowance for loan losses of $416 thousand.

During the year ended December 31, 2012, one commercial loan which had been restructured in the past 12 months with a recorded balance of $95,990 subsequently defaulted. This loan was charged-off in the third quarter of 2012. No payment defaults occurred during the year ended December 31, 2011 for loans restructured during the preceding 12 month period.

	Troubled Debt Restructurings					
	Year Ended December 31, 2012			Year Ended December 31, 2011		
	Number of loans	Outstanding balance	Recorded investment	Number of loans	Outstanding balance	Recorded investment
Performing						
Commercial real estate - owner occupied	1	$ 370	$ 370	-	$ -	$ -
Commercial real estate - non-owner occupied	-	-	-	-	-	-
Residential real estate	-	-	-	-	-	-
Commercial	2	116	116	2	159	159
Real estate construction	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Non-Performing						
Commercial real estate - owner occupied	-	$ -	$ -	1	$ 321	$ 321
Commercial real estate - non-owner occupied	-	-	-	-	-	-
Residential real estate	-	-	-	-	-	-
Commercial	1	759	759	3	1,107	1,107
Real estate construction	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total	**4**	**$ 1,245**	**$ 1,245**	**6**	**$ 1,587**	**$ 1,587**

Note 4. Premises and Equipment

Premises and equipment, net, are summarized as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In Thousands)		
Land	$ 2,549	$ 2,549	$ 2,549
Premises	5,793	5,793	5,831
Leasehold improvements	1,294	1,294	1,294
Furniture and equipment	3,595	3,347	3,453
	13,231	12,983	13,127
Less accumulated depreciation	(4,714)	(4,312)	(4,193)
	$ 8,517	$ 8,671	$ 8,934

Depreciation and amortization expense included in operating expenses for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, was $427,000, $448,000, and $440,000, respectively.

Note 5. Deposits

The composition of deposits is summarized as follows at December 31, 2012 and 2011:

	Year Ended December 31,			
	2012		2011	
	Amount	Percentage of Total	Amount	Percentage of Total
	(Dollars In Thousands)			
Interest-bearing demand deposits	$ 71,015	10.58 %	$ 59,798	9.27 %
Savings and money market	116,554	17.36	121,252	18.80
CDARS-reciprocal time deposits	170,835	25.44	192,326	29.82
Brokered deposits	29,277	4.35	31,228	4.84
Time deposits	119,654	17.82	126,524	19.61
Total interest-bearing deposits	507,335	75.55 %	531,128	82.34 %
Noninterest-bearing demand deposits	164,161	24.45	113,885	17.66
Total deposits	$ 671,496	100.00 %	$ 645,013	100.00 %

The aggregate amount of time deposits with a minimum denomination of $100,000 was $247,953,000 for 2012 and $265,342,000 for 2011.

At December 31, 2012, the scheduled maturities of time deposits were as follows:

Year	Amount
	(In Thousands)
2013	$ 215,053
2014	42,097
2015	24,246
2016	15,215
2017	12,452
Later years	10,275
	$ 319,338

Note 5. Deposits (continued)

Brokered deposits totaled $215,141,000 and $223,554,000 at December 31, 2012 and 2011, respectively, which includes $185,864,000 and $192,326,000, respectively, in reciprocal CDARS deposits.

Note 6. Borrowings

Short-term borrowings consisted of the following at December 31, 2012 and 2011:

	Year Ended December 31,	
	2012	2011
	(Dollars In Thousands)	
Securities sold under agreements to repurchase	$ 38,091	$ 29,904
FHLB borrowings	45,000	-
Senior unsecured term note	-	30,000
Total	$ 83,091	$ 59,904
Weighted interest rate	0.24%	2.36%
Average for the year ended December 31:		
Outstanding	$ 41,492	$ 95,832
Interest rate	0.49%	1.48%
Maximum month-end outstandings	$ 83,091	$ 141,250

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings also include short-term advances from the FHLB, which are secured by mortgage-related loans. The carrying value of the loans pledged as collateral for FHLB advances total $215,390,000 at December 31, 2012 and $158,923,000 at December 31, 2011. During 2011 the Bank discontinued participating in the U.S. Treasury Tax and Loan program.

Long-term borrowings consisted of the following at December 31, 2012 and 2011.

Long Term Borrowings

	Year Ended December 31,	
	2012	2011
	(In Thousands)	
FHLB long-term borrowings	$ -	$ 4,821
Subordinated debenture	6,186	6,186
Total	$ 6,186	$ 11,007

The Bank has remaining lines of credit available with the FHLB which totaled $209.3 million at December 31, 2012.

In 2009 the Bank issued $30.0 million in new senior unsecured debt at 2.74% that matured on February 15, 2012 under the Temporary Liquidity Guarantee program. This debt was paid off on February 15, 2012.

On September 29, 2003, Access National Capital Trust II, a wholly-owned subsidiary of the Corporation which was formed for the purpose of issuing redeemable trust preferred securities, issued $6.2 million of trust preferred securities. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2012 was 3.54%. Interest is payable quarterly. The securities have a mandatory redemption date of September 29, 2034 and are subject to varying call provisions beginning January 7, 2009. The principal asset of the Trust is $6.2 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the trust preferred securities.

Note 6. Borrowings (continued)

These trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Corporation with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the trust preferred securities. Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

Note 7. Income Taxes

Net deferred tax assets consisted of the following components as of December 31, 2012 and 2011:

	Year Ended December 31,	
	2012	2011
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 4,419	$ 4,149
Deferred fees	586	548
Allowance for loan losses on mortgage loans sold	1,941	1,131
Allowance for off balance sheet losses	171	116
Stock options	156	140
Other	66	189
	$ 7,339	$ 6,273
Deferred tax liability:		
Depreciation	291	286
Securities available for sale	52	32
	343	318
Net deferred tax assets included in other assets	$ 6,996	$ 5,955

The provision for income taxes charged to operations for the years ended December 31, 2012, 2011, and 2010 consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
	(In Thousands)		
Current tax expense	$ 11,769	$ 6,905	$ 4,592
Deferred tax (benefit)	(1,061)	(618)	(66)
	$ 10,708	$ 6,287	$ 4,526

Note 7. Income Taxes (continued)

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, 2012, 2011, and 2010 as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In Thousands)		
Computed "expected" tax expense	$ 9,951	$ 6,185	$ 4,236
Increase (decrease) in income taxes resulting from:			
State income taxes	423	20	182
Other	334	82	108
	$ 10,708	$ 6,287	$ 4,526

Note 8. Commitments and Contingent Liabilities

The Corporation is committed under non-cancelable and month-to-month operating leases for its office locations. Rent expense associated with these operating leases for the years ended December 31, 2012, 2011, and 2010 totaled $867,000, $1,309,000, and $1,243,000, respectively.

The following is a schedule of future minimum lease payments required under operating leases that have initial or remaining lease terms in excess of one year.

Year	Amount
	(In Thousands)
2013	$ 443
2014	277
2015	183
2016	188
2017	155
	$ 1,246

In the normal course of business, there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. The Corporation does not anticipate any material loss as a result of these transactions. See Note 9 for additional information.

As part of its mortgage banking activities, the Mortgage Division enters into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Mortgage Division then either locks the loan and rate in with an investor and commits to deliver the loan if settlement occurs ("Best Efforts") or commits to deliver the locked loan in a binding ("Mandatory") delivery program with an investor. Certain loans under rate lock commitments are covered under forward sales contracts of mortgage backed securities ("MBS"). Forward sales contracts of MBS are recorded at fair value with changes in fair value recorded in noninterest income. Interest rate lock commitments and commitments to deliver loans to investors are considered derivatives. The market value of interest rate lock commitments and best efforts contracts are not readily ascertainable with precision because they are not actively traded in stand-alone markets. The Mortgage Division determines the fair value of rate lock commitments and delivery contracts by measuring the fair value of the underlying asset, which is impacted by current interest rates and taking into consideration the probability that the rate lock commitments will close or will be funded.

Since the Mortgage Division's derivative instruments are not designated as hedging instruments, the fair value of the derivatives are recorded as a freestanding asset or liability with the change in value being recognized in current net income during the period of change.

Note 8. Commitments and Contingent Liabilities (continued)

At December 31, 2012 and 2011 the Mortgage Division had open forward contracts with a notional value of $136,750,000 and $76,500,000, respectively. At December 31, 2012 and 2011, the Mortgage Division did not have any open mandatory delivery contracts. The open forward delivery contracts are composed of forward sales of MBS. The fair value of these open forward contracts was ($186,000) and ($586,000) at December 31. 2012 and 2011, respectively. Certain additional risks arise from these forward delivery contracts in that the counterparties to the contracts may not be able to meet the terms of the contracts. The Mortgage Division does not expect any counterparty to fail to meet its obligation. Additional risks inherent in mandatory delivery programs include the risk that if the Mortgage Division does not close the loans subject to interest rate risk lock commitments, they will be obligated to deliver MBS to the counterparty under the forward sales agreement. Should this be required, the Mortgage Division could incur significant costs in acquiring replacement loans or MBS and such costs could have an adverse effect on mortgage banking operations in future periods.

Interest rate lock commitments totaled $80,646,000 and $68,930,000 at December 31, 2012 and 2011, respectively, and included $12,108,000 and $22,395,000 that were made on a Best Efforts basis at December 31, 2012 and 2011, respectively. Fair values of these best efforts commitments were $115,000 and $115,000 at December 31, 2012 and 2011, respectively. The remaining hedged interest rate lock commitments totaling $68,538,000 and $46,535,000 at December 31 2012 and 2011 had a fair value of $535,000 and $410,000, respectively.

The Mortgage Division makes representations and warranties that loans sold to investors meet their program's guidelines and that the information provided by the borrowers is accurate and complete. In the event of a default on a loan sold, the investor may make a claim for losses due to document deficiencies, program compliance, early payment default, and fraud or borrower misrepresentations. The Mortgage Division maintains a reserve in other liabilities for potential losses on mortgage loans sold. At December 31, 2012 and 2011 the balance in this reserve totaled $4.4 million and $2.6 million, respectively.

Allowance For Losses on Mortgage Loans Sold

	Year Ended December 31, 2012	2011
Balance at beginning of year	$ 2,616	$ 1,991
Provision charged to operating expense	2,510	966
Recoveries	-	-
Charge-offs	(750)	(341)
Balance at end of year	$ 4,376	$ 2,616

Note 9. Financial Instruments with Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, deemed necessary by the Corporation upon extension of credit is based on management's credit evaluation of the counterparty. Collateral normally consists of real property, liquid assets or business assets. The Corporation had approximately $9,700,000 and $17,900,000 in outstanding commitments at December 31, 2012 and 2011, respectively.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Corporation had approximately $174,793,000 and $123,144,000 in unfunded lines of credit whose contract amounts represent credit risk at December 31, 2012 and 2011, respectively.

Note 9. Financial Instruments with Off-Balance-Sheet Risk (continued)

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary. The Corporation had standby letters of credit outstanding in the amount of $6,371,000 and $4,052,000 at December 31, 2012 and 2011, respectively.

In addition to the above, the Corporation is subject to risks related to the mortgage origination operations of the Mortgage Division of the Bank. See Note 8 for a discussion of those risks.

Note 10. Related Party Transactions

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with parties not related to the Corporation and which do not present more than the normal risk of collectability or other unfavorable terms. These related parties were indebted to the Corporation for loans totaling $8,704,000 and $8,085,000 at December 31, 2012 and 2011, respectively. During 2012, total principal additions were $1,077,000 and total principal payments and changes in related parties' debt were $458,000. The aggregate amount of deposits at December 31, 2012 and 2011 from directors and officers was $21,955,000 and $21,251,000, respectively.

Note 11. Stock Option Plan

The Corporation established the Access National Corporation 2009 Stock Option Plan ("the Plan") and it was approved by shareholders on May 19, 2009. The Plan reserves 975,000 shares of the Corporation's common stock, $0.835 par value, for issuance under the Plan. The Plan allows for incentive stock options to be granted with an exercise price equal to the fair market value at the date of grant. The expiration dates on options granted under this plan range from three and a half years to four years from the grant date.

Total compensation cost for share-based payment arrangements recognized in 2012, 2011, and 2010 was $231,000, $213,000, and $175,000, respectively.

Cash received from option exercises under share-based payment arrangements for 2012, 2011, and 2010 was $1,082,000, $347,000, and $467,000, respectively.

Changes in the stock options outstanding under the plans for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

	Year Ended December 31,					
	2012		2011		2010	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	385,450	$ 6.04	418,525	$ 5.98	439,079	$ 6.44
Granted	107,100	9.32	136,100	7.08	105,500	5.98
Exercised	(199,418)	5.42	(55,975)	6.22	(15,000)	3.45
Lapsed or canceled	(18,332)	6.69	(113,200)	6.99	(111,054)	8.14
Outstanding at end of year	274,800	$ 7.72	385,450	$ 6.04	418,525	$ 5.98
Options exercisable at end of year	54,300	$ 6.26	161,750	$ 5.21	218,825	$ 6.81

Note 11. Stock Option Plan (continued)

Options outstanding at year end 2012 were as follows:

	Options Outstanding			Options Exercisable		
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (in yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Life (in yrs)	Weighted Average Exercise Price
$3.46-$6.94	135,500	1.24	$ 6.43	47,300	0.65	$ 5.98
$6.95-$7.54	6,000	1.98	7.35	-	-	-
$7.55-$9.58	129,550	3.98	8.97	7,000	3.66	8.15
$9.59-$25.00	3,750	4.32	11.67	-	-	-
	274,800	2.59	$ 7.72	54,300	1.04	$ 6.25

The fair value of stock options granted was estimated using the Black Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected life of options granted	4.10 Years	3.10 Years	2.66 Years
Risk-free interest rate	0.39%	0.91%	1.38%
Expected volatility of stock	43%	48%	48%
Annual expected dividend yield	7%	1%	1%
Fair value of granted options	$ 330,326	$ 337,091	$ 218,982
Nonvested Options	220,500	223,700	199,700

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 was $1,222,593, $78,380, and $38,174, respectively. The weighted average grant date fair value of options granted during the years 2012, 2011, and 2010 were $3.08, $2.48, and $2.08, respectively.

The total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan as of December 31, 2012 was $281,469. The cost is expected to be recognized over a weighted average period of 1.26 years.

Note 12. Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012 and 2011, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

Note 12. Capital Requirements (continued)

At December 31, 2012 the Corporation and Bank exceeded the minimum required ratios for "well capitalized" as defined by the federal banking regulators. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the institutions' category.

The Corporation's and Bank's actual capital amounts and ratios as of December 31, 2012, 2011 and 2010 are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In Thousands)			
December 31, 2012						
Total Capital						
(to Risk-Weighted Assets)						
Corporation	$ 105,758	15.35%	$ 55,103	8.00%	$ 68,878	10.00%
Bank	$ 99,597	14.48%	$ 55,009	8.00%	$ 68,761	10.00%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Corporation	$ 97,094	14.10%	$ 27,551	4.00%	$ 41,327	6.00%
Bank	$ 90,948	13.23%	$ 27,504	4.00%	$ 41,257	6.00%
Tier 1 Capital						
(to Average Assets)						
Corporation	$ 97,094	11.50%	$ 33,770	4.00%	$ 42,213	5.00%
Bank	$ 90,948	10.79%	$ 33,713	4.00%	$ 42,142	5.00%
December 31, 2011						
Total Capital						
(to Risk-Weighted Assets)						
Corporation	$ 96,432	15.59%	$ 49,500	8.00%	$ 61,875	10.00%
Bank	$ 91,388	14.80%	$ 49,409	8.00%	$ 61,762	10.00%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Corporation	$ 88,644	14.33%	$ 24,750	4.00%	$ 37,125	6.00%
Bank	$ 83,614	13.54%	$ 24,705	4.00%	$ 37,057	6.00%
Tier 1 Capital						
(to Average Assets)						
Corporation	$ 88,644	10.78%	$ 32,880	4.00%	$ 41,100	5.00%
Bank	$ 83,614	10.19%	$ 32,833	4.00%	$ 41,042	5.00%
December 31, 2010						
Total Capital						
(to Risk-Weighted Assets)						
Corporation	$ 86,869	15.51%	$ 44,809	8.00%	$ 56,011	10.00%
Bank	$ 83,479	14.94%	$ 44,700	8.00%	$ 55,875	10.00%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Corporation	$ 79,820	14.25%	$ 22,404	4.00%	$ 33,607	6.00%
Bank	$ 76,447	13.68%	$ 22,350	4.00%	$ 33,525	6.00%
Tier 1 Capital						
(to Average Assets)						
Corporation	$ 79,820	9.56%	$ 33,392	4.00%	$ 41,741	5.00%
Bank	$ 76,447	9.17%	$ 33,351	4.00%	$ 41,689	5.00%

Note 13. Earnings Per Share

The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock has no effect on income available to common shareholders.

	Year Ended December 31,								
	2012			2011			2010		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(In Thousands, Except for Share Data)								
Earnings per share									
Basic	$ 17,723	10,254	$ 1.73	$ 11,388	10,278	$ 1.11	$ 7,576	10,503	$ 0.72
Effect of dilutive securities:									
Stock options and warrants	-	109	-	-	66	-	-	22	-
Diluted	-	-	1.71	-	-	1.10	-	-	0.72
Diluted earnings per share	$ 17,723	10,363	$ 1.71	$ 11,388	10,344	$ 1.10	$ 7,576	10,525	$ 0.72

Note 14. Employee Benefits

The Corporation maintains a Defined Contribution 401(k) Profit Sharing Plan (the "401(k) Plan"), which authorizes a maximum voluntary salary deferral of up to IRS limitations. All full-time employees are eligible to participate after 6 months of employment. The Corporation reserves the right to make an annual discretionary contribution to the account of each eligible employee based in part on the Corporation's profitability for a given year, and on each participant's yearly earnings. Approximately $561,000, $439,000, and $393,000 were charged to expense under the 401(k) Plan for 2012, 2011, and 2010, respectively.

Notes to Consolidated Financial Statements

Note 15. Other Expenses

The Corporation had the following other expenses for the years ended December 31, 2012, 2011, and 2010:

	Year Ended December 31,		
	2012	2011	2010
		(In Thousands)	
Management fees	$ 5,889	$ 3,616	$ 3,239
Advertising and promotional expense	3,382	2,625	2,762
Provision for LHFS	2,510	966	3,836
Investor fees	1,280	898	833
Business and franchise tax	734	616	453
Data processing	630	496	502
Accounting and auditing service	597	428	588
Consulting fees	501	528	436
Credit report/aus expenses	418	288	356
FDIC insurance	370	535	678
Director fees	322	228	192
Legal fees	288	574	153
Publication and subscription	279	179	64
Stationary and supplies	269	194	173
CDARS Fee expense	267	244	366
Employee education and development	242	109	81
Telephone	237	211	223
Stock option expense	231	213	175
Verification fees	230	174	179
SBA guarantee fee	218	140	34
Regulatory examinations	192	188	172
Loan reserve expense	161	148	(64)
Appraisal fees	155	112	172
Loan and collection	130	605	572
Settlement expense	128	122	128
Courier expense	115	103	93
FRB and Bank analysis charges	96	79	85
Other	2,325	2,757	3,637
	$ 22,196	$ 17,376	$ 20,118

Note 16. Fair Value Measurements

Effective January 1, 2008, the Corporation adopted FASB ASC 820-10 and FASB ASC 825-10. FASB ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Transfers between levels of the fair value hierarchy are recognized on the actual dates of the event or circumstances that caused the transfer, which generally coincides with the Corporation's monthly and or quarterly valuation process. The standard describes three levels of inputs that may be used to measure fair values:

Note 16. Fair Value Measurements (continued)

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Corporation used the following methods to determine the fair value of each type of financial instrument:

Investment securities: The fair values for investment securities are determined by quoted market prices for similar securities from active markets (Level 2).

Residential loans held for sale: The fair value of loans held for sale is determined using quoted prices for a similar asset, adjusted for specific attributes of that loan (Level 2).

Derivative financial instruments: Derivative instruments are used to hedge residential mortgage loans held for sale and the related interest-rate lock commitments and include forward commitments to sell mortgage loans and mortgage backed securities. The fair values of derivative financial instruments are based on derivative market data inputs as of the valuation date and the underlying value of mortgage loans for rate lock commitments (Level 3).

Impaired loans: The fair values of impaired loans are measured for impairment using the fair value of the collateral for collateral-dependent loans on a non-recurring basis. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The use of discounted cash flow models and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral (Level 3).

Other real estate owned: The fair value of other real estate owned, which is included in other assets on the balance sheet, consists of real estate that has been foreclosed. Foreclosed real estate is recorded at the lower of fair value less selling expenses or the book balance prior to foreclosure. Write downs are provided for subsequent declines in value and are recorded in other noninterest expense (Level 2).

Note 16. Fair Value Measurements (continued)

Assets and liabilities measured at fair value under FASB ASC 820-10 on a recurring and non-recurring basis, including financial assets and liabilities for which the Corporation has elected the fair value option, are summarized below:

Description	Carrying Value	Fair Value Measurement at December 31, 2012 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Financial Assets-Recurring				
Available-for-sale investment securities				
US Government agency	$ 15,016	$ -	$ 15,016	$ -
Mortgage backed	15,177	-	15,177	-
Corporate bonds	4,079	-	4,079	-
Taxable municipals	-	-	-	-
CRA Mutual fund	1,487	-	1,487	-
Total available-for-sale investment securities	35,759	-	35,759	-
Residential loans held for sale	111,542	-	111,542	-
Derivative assets	1,091	-	-	1,091
Total Financial Assets-Recurring	$ 148,392	$ -	$ 147,301	$ 1,091
Financial Liabilities-Recurring				
Derivative liabilities	$ 626	$ -	$ -	$ 626
Total Financial Liabilities-Recurring	$ 626	$ -	$ -	$ 626
Financial Assets-Non-Recurring				
Impaired loans [1]	$ 3,229	$ -	$ -	$ 3,229
Total Financial Assets-Non-Recurring	$ 3,229	$ -	$ -	$ 3,229

[1] Represents the carrying value of loans for which adjustments are based on the appraised value of the collateral.

Description	Carrying Value	Fair Value Measurement at December 31, 2011 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Financial Assets-Recurring				
Available-for-sale investment securities				
US Government agency	$ 39,518	$ -	$ 39,518	$ -
Mortgage backed	620	-	620	-
Corporate bonds	3,961	-	3,961	-
Taxable municipals	242	-	242	-
CRA Mutual fund	1,496	-	1,496	-
Total available-for-sale investment securities	45,837	-	45,837	-
Residential loans held for sale	95,126	-	95,126	-
Derivative assets	1,256	-	-	1,256
Total Financial Assets-Recurring	$ 142,219	$ -	$ 140,963	$ 1,256
Financial Liabilities-Recurring				
Derivative liabilities	$ 1,317	$ -	$ -	$ 1,317
Total Financial Liabilities-Recurring	$ 1,317	$ -	$ -	$ 1,317
Financial Assets-Non-Recurring				
Impaired loans [1]	$ 6,862	$ -	$ -	$ 6,862
Total Financial Assets-Non-Recurring	$ 6,862	$ -	$ -	$ 6,862

[1] Represents the carrying value of loans for which adjustments are based on the appraised value of the collateral.

Note 16. Fair Value Measurements (continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows for the twelve month period ended December 31, 2012 and 2011.

	Net Derivatives
	(In Thousands)
Balance January 1, 2012	$ (61)
Realized and unrealized gains included in earnings	526
Unrealized gains (losses) included in other comprehensive income	-
Purchases, settlements, paydowns, and maturities	-
Transfer into Level 3	-
Balance December 31, 2012	$ 465

	Net Derivatives
	(In Thousands)
Balance January 1, 2011	$ 280
Realized and unrealized gains included in earnings	(341)
Unrealized gains (losses) included in other comprehensive income	-
Purchases, settlements, paydowns, and maturities	-
Transfer into Level 3	-
Balance December 31, 2011	$ (61)

The following table presents qualitative information about level 3 fair value measurements for financial instruments measured at fair value at December 31, 2012:

Description	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
	(In Thousands)			
Financial Assets - Recurring				
Derivative assets	$ 1,091	Market pricing (3)	Estimated pullthrough	75% - 90%
Derivative liabilities	$ 626	Market pricing (3)	Estimated pullthrough	75% - 90%
Financial Assets - Non-recurring				
Impaired loans - Real estate secured	$ 1,292	Appraisal of collateral (1)	Liquidation expenses (2)	20% - 30%
Impaired loans - Non-real estate secured	$ 1,937	Cash flow basis	Liquidation expenses (2)	10% - 20%

(1) Fair value is generally determined through independent appraisals of the underlying collateral on real estate secured loans, which generally include various level 3 inputs which are not identifiable.

(2) Valuations of impaired loans may be adjusted by management for qualitative factors such as liquidation expenses. The range and weighted average of liquidation expense adjustments are presented as a percent of the appraisal.

(3) Market pricing on derivative assets and liabilities is adjusted by management for the anticipated percent of derivative assets and liabilities that will create a realized gain or loss. The range and weighted average of estimated pull-through is presented as a percent of the volume.

Note 16. Fair Value Measurements (continued)

Financial instruments recorded using FASB ASC 825-10

Under FASB ASC 825-10, the Corporation may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election, with respect to an item, may not be revoked once an election is made.

The following tables reflect the difference between the fair value carrying amount of residential mortgage loans held for sale, measured at fair value under FASB ASC 825-10, and the aggregate unpaid principal amount the Corporation is contractually entitled to receive at maturity.

	December 31, 2012		
(In Thousands)	Aggregate Fair Value	Difference	Contractual Principal
Residential mortgage loans held for sale	$ 111,542	$ 4,850	$ 106,692

	December 31, 2011		
(In Thousands)	Aggregate Fair Value	Difference	Contractual Principal
Residential mortgage loans held for sale	$ 95,126	$ 4,145	$ 90,981

The Corporation has elected to account for residential loans held for sale at fair value to eliminate the mismatch that would occur by recording changes in market value on derivative instruments used to hedge loans held for sale while carrying the loans at the lower of cost or market.

The following methods and assumptions not previously presented were used in estimating the fair value of financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value. As such they are classified as Level 1 for noninterest-bearing deposits and Level 2 for interest-bearing deposits due from banks or federal funds sold.

Restricted Stock

It is not practical to determine the fair value of restricted stock due to the restrictions placed on its transferability.

Loans, Net of Allowance

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics resulting in a Level 3 classification. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities resulting in a Level 3 classification.

Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date resulting in a Level 1 classification. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities also resulting in a Level 1 classification. The fair value of all other deposits and borrowings is determined using the discounted cash flow method thereby resulting in a Level 2 classification. The discount rate was equal to the rate currently offered on similar products.

Note 16. Fair Value Measurements (continued)

Accrued Interest

The carrying amounts of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification depending upon the level of the asset or liability, with which, the accrual is associated.

Subordinated debentures

Due to the pooled nature of these instruments, which are not actively traded, estimated fair value is based on broker prices from recent similar sales resulting in a Level 2 classification.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2012 and 2011, the majority of off-balance-sheet items is variable rate instruments or converts to variable rate instruments if drawn upon. Therefore, the fair value of these items is largely based on fees, which are nominal and immaterial.

The carrying amounts and estimated fair values of financial instruments at December 31, 2012 and 2011 were as follows:

	Year Ended December 31,			
	2012		2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and short-term investments	$ 37,941	$ 37,941	$ 43,909	$ 43,909
Securities available-for-sale	35,759	35,759	45,837	45,837
Securities held-to-maturity	45,308	45,308	39,987	39,978
Restricted stock	4,237	4,237	3,665	3,665
Loans, net of allowance	716,020	742,255	652,788	635,808
Derivatives	1,091	1,091	1,256	1,256
Total financial assets	$ 840,356	$ 866,591	$ 787,442	$ 770,453
Financial liabilities:				
Deposits	$ 671,496	$ 650,619	$ 645,013	$ 641,983
Short-term borrowings	83,091	83,515	59,904	60,190
Long-term borrowings	-	-	4,821	4,937
Subordinated debentures	6,186	6,187	6,186	6,242
Derivatives	626	626	1,317	1,317
Total financial liabilities	$ 761,399	$ 740,947	$ 717,241	$ 714,669

Note 16. Fair Value Measurements (continued)

Current accounting pronouncements require disclosure of the estimated fair value of financial instruments. Effective January 1, 2008, fair value is defined in accordance with FASB ASC 820-10 as disclosed above. Given the current market conditions, a portion of our loan portfolio is not readily marketable and market prices do not exist. We have not attempted to market our loans to potential buyers, if any exist, to determine the fair value of those instruments in accordance with the definition of FASB ASC 820-10. Since negotiated prices in illiquid markets depends upon the then present motivations of the buyer and seller, it is reasonable to assume that actual sales prices could vary widely from any estimate of fair value made without the benefit of negotiations. Additionally, changes in market interest rates can dramatically impact the value of financial instruments in a short period of time. Accordingly, the fair value measurements for loans included in the table above are unlikely to represent the instruments' liquidation values.

Note 17. Segment Reporting

The Corporation has two reportable segments: traditional commercial banking and a mortgage banking business. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market, and loan origination fee income.

The commercial banking segment provides the mortgage banking segment with the short-term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over their cost to borrow funds. These transactions are eliminated in the consolidation process.

Revenues from Access Capital Management Holding, LLC are immaterial to the financial statement and are included in other.

Notes to Consolidated Financial Statements

Note 17. Segment Reporting (continued)

The following table presents segment information for the years ended December 31, 2012, 2011, and 2010.

December 31, 2012	Commercial Banking	Mortgage Banking	Other	Eliminations	Consolidated Totals
			(In Thousands)		
Revenues:					
Interest income	$ 35,964	$ 2,953	$ 13	$ (2,214)	$ 36,716
Gain on sale of loans	-	57,825	-	(2,076)	55,749
Other revenues	2,664	(6,506)	2,676	211	(955)
Total operating income	38,628	54,272	2,689	(4,079)	91,510
Expenses:					
Interest expense	4,989	1,757	633	(2,214)	5,165
Salaries and employee benefits	10,640	19,642	1,199	-	31,481
Other expenses	8,269	17,217	2,812	(1,865)	26,433
Total operating expenses	23,898	38,616	4,644	(4,079)	63,079
Income (loss) before income taxes	$ 14,730	$ 15,656	$ (1,955)	$ -	$ 28,431
Total assets	$ 747,935	$ 116,657	$ 10,263	$ (10,941)	$ 863,914
Capital expenditures	$ 231	$ 50	$ -	$ -	$ 281

December 31, 2011	Commercial Banking	Mortgage Banking	Other	Eliminations	Consolidated Totals
			(In Thousands)		
Revenues:					
Interest income	$ 34,520	$ 2,176	$ 8	$ (1,537)	$ 35,167
Gain on sale of loans	286	36,285	-	(1,226)	35,345
Other revenues	4,054	(4,194)	1,708	(484)	1,084
Total operating income	38,860	34,267	1,716	(3,247)	71,596
Expenses:					
Interest expense	6,726	1,229	635	(1,540)	7,050
Salaries and employee benefits	9,826	14,682	907	-	25,415
Other expenses	8,336	11,998	2,829	(1,707)	21,456
Total operating expenses	24,888	27,909	4,371	(3,247)	53,921
Income (loss) before income taxes	$ 13,972	$ 6,358	$ (2,655)	$ -	$ 17,675
Total assets	$ 711,008	$ 99,485	$ 10,236	$ (10,971)	$ 809,758
Capital expenditures	$ 150	$ 68	$ 14	$ -	$ 232

December 31, 2010	Commercial Banking	Mortgage Banking	Other	Eliminations	Consolidated Totals
			(In Thousands)		
Revenues:					
Interest income	$ 33,919	$ 2,982	$ 28	$ (1,786)	$ 35,143
Gain on sale of loans	408	32,093	-	-	32,501
Other revenues	3,614	(925)	1,153	(1,683)	2,159
Total operating income	37,941	34,150	1,181	(3,469)	69,803
Expenses:					
Interest expense	9,671	1,582	648	(1,787)	10,114
Salaries and employee benefits	8,298	13,461	288	-	22,047
Other expenses	11,212	14,124	1,886	(1,682)	25,540
Total operating expenses	29,181	29,167	2,822	(3,469)	57,701
Income (loss) before income taxes	$ 8,760	$ 4,983	$ (1,641)	$ -	$ 12,102
Total assets	$ 788,902	$ 87,822	$ 9,725	$ (54,625)	$ 831,824
Capital expenditures	$ 191	$ 326	$ 85	$ -	$ 602

Notes to Consolidated Financial Statements

Note 18. Parent Corporation Only Statements

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)
Balance Sheets

	Year Ended December 31,	
	2012	2011
	(In Thousands)	
Assets		
Cash	$ 5,044	$ 3,443
Other investments	-	-
Investment in subsidiaries	91,307	83,970
Other assets	1,708	1,924
Total assets	$ 98,059	$ 89,337
Liabilities		
Subordinated debentures	$ 6,186	$ 6,186
Other liabilities	606	336
Total liabilities	6,792	6,522
Shareholders' Equity		
Common stock	8,615	8,511
Capital surplus	17,155	16,716
Retained earnings	65,404	57,529
Accumulated other comprehensive income	93	59
Total shareholders' equity	91,267	82,815
Total liabilities and shareholders' equity	$ 98,059	$ 89,337

Notes to Consolidated Financial Statements

Note 18. Parent Corporation Only Statements (continued)

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)
Statements of Income

	Year Ended December 31,		
	2012	2011	2010
		(In Thousands)	
Income			
Dividends from subsidiaries	$ 11,200	$ 5,361	$ 1,800
Interest	12	8	28
Other	496	45	-
	11,708	5,414	1,828
Expenses			
Interest expense on subordinated debentures	223	213	216
Other expenses	1,464	1,501	1,163
Total expenses	1,687	1,714	1,379
Income before income taxes and undistributed income of subsidiaries	10,021	3,700	449
Income tax (benefit)	(399)	(578)	(536)
Income before undistributed income of subsidiaries	10,420	4,278	985
Undistributed income of subsidiaries	7,303	7,110	6,591
Net income	$ 17,723	$ 11,388	$ 7,576

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)
Statements of Comprehensive Income

	Year Ended December 31,		
	2012	2011	2010
		(In Thousands)	
Net income	$ 17,723	$ 11,388	$ 7,576
Other comprehensive income	-	-	-
Comprehensive income	$ 17,723	$ 11,388	$ 7,576

Notes to Consolidated Financial Statements

Note 18. Parent Corporation Only Statements (continued)

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)
Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 17,723	$ 11,388	$ 7,576
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed income of subsidiaries	(7,303)	(7,110)	(6,591)
(Increase) decrease in other assets	216	(300)	(868)
Increase (decrease) in other liabilities	270	(299)	353
Stock-based compensation	231	213	175
Net cash provided by operating activities	11,137	3,892	645
Cash Flows from Investing Activities			
Increase in investment in subsidiaries	-	-	(3,500)
Decrease (increase) in other investments	-	2,374	4,165
Net cash provided by investing activities	-	2,374	665
Cash Flows from Financing Activities			
Repurchase of common stock	(770)	(1,791)	(1,535)
Net proceeds from issuance of common stock	1,082	347	469
Dividends paid	(9,848)	(1,389)	(423)
Net cash used in financing activities	(9,536)	(2,833)	(1,489)
(Decrease) increase in cash and cash equivalents	1,601	3,433	(179)
Cash and Cash Equivalents			
Beginning	3,443	10	189
Ending	$ 5,044	$ 3,443	$ 10

Note 19. Subsequent Events

Subsequent to December 31, 2012 but prior to the date of filing of Form 10-K with the Securities and Exchange Commission, the Corporation entered into employment agreements (Agreements) with three of its executives. The Agreements, which become effective April 1, 2013 provide the executives with base salaries, stock options and other benefits. A bonus, based on specific performance as outlined in the Agreements, is payable annually. The Agreements are for an initial term of 3 years with extensions granted annually unless 120 day notice is given by either party. Certain claw-back and non-compete features exist in each of the Agreements.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A - CONTROLS AND PROCEDURES

The Corporation's management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation to disclose material information required to be set forth in the Corporation's periodic and current reports.

The Corporation's management is also responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). No changes in the Corporation's internal control over financial reporting occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Report of Management's Assessment of Internal Control over Financial Reporting

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

With the supervision and participation of its Chief Executive Officer and its Chief Financial Officer, management evaluated the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2012, using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission and based on this assessment has concluded the Corporation's internal control over financial reporting is effective as of that date.

No matter how well designed, internal control over financial reporting may not prevent or detect all misstatements. Projection of the evaluation of effectiveness to future periods is subject to risks, including but not limited to (a) controls may become inadequate due to changes in conditions; (b) a deterioration in the degree of compliance with policies or procedures; and (c) the possibility of control circumvention or override, any of which may lead to misstatements due to undetected error or fraud. Effective internal control over financial reporting can provide only a reasonable assurance with respect to financial statement preparation and reporting.

The Corporation's independent registered public accounting firm, BDO USA, LLP, has audited the Consolidated Financial Statements included in this Annual Report and has issued an attestation report on the Corporation's internal control over financial reporting which is included in "Item 8 – Financial Statements and Supplementary Data" herein.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Election of Directors," "Executive Officers Who Are Not Directors," "Corporate Governance and the Board of Directors," "Certain Relationships and Related Transactions" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement that is required to be disclosed in this Item 10 is incorporated herein by reference.

The Corporation has adopted a Code of Ethics (the "Code") that applies to its directors, executives and employees including the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. This Code is posted on the Corporation's Internet website at http://www.accessnationalbank.com under "Investor Relations – Governance Documents." The Corporation will provide a copy of the Code to any person without charge upon written request to Access National Corporation, c/o Investor Relations, 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191. The Corporation intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, at http://www.accessnationalbank.com under "Investor Relations – Governance Documents" promptly following the amendment or waiver. The Corporation may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference in this report and should not be considered part of this or any other report that the Corporation files with or furnishes to the SEC.

ITEM 11 – EXECUTIVE COMPENSATION

The information contained under the caption "Executive Compensation" in the 2013 Proxy Statement that is required to be disclosed in this Item 11 is incorporated herein by reference.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the captions "Security Ownership of Management", "Security Ownership of Certain Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2013 Proxy Statement that is required to be disclosed in this Item 12 is incorporated herein by reference.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information regarding certain relationships between the Corporation and its directors and officers is contained under the captions "Certain Relationships and Related Transactions" and "Corporate Governance and the Board of Directors" in the 2013 Proxy Statement that is required to be disclosed in this Item 13 is incorporated herein by reference.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the captions "Audit and Non-Audit Fees" and "Audit Committee Pre-Approval Policies" in the 2013 Proxy Statement that is required to be disclosed in this Item 14 is incorporated herein by reference.

PART IV

ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Exhibit Index:

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of Access National Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed July 18, 2006)
3.1.1	Articles of Amendment to Amended and Restated Articles of Incorporation of Access National Corporation (incorporated by reference to Exhibit 3.1.1 to Form 10-Q filed August 15, 2011
3.2	Amended and Restated Bylaws of Access National Corporation (incorporated by reference to Exhibit 3.2 to Form 8-K Filed October 24, 2007)
4	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.0 to Form 10-KSB filed March 31, 2003)
	Certain instruments relating to long-term debt as to which the total amount of securities authorized there under does not exceed 10% of Access National Corporation's total assets have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.
10.4+	Employment Agreement between Access National Mortgage Corporation and Dean Hackemer (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 31, 2005
10.4.1+	Amendment #1 to Employment Agreement between Access National Mortgage Corporation and Dean Hackemer (incorporated by reference to Exhibit 10.2 to Form 10-Q filed May 15, 2007)
10.5*+	Annual Compensation of Non-Employee Directors
10.6*+	Base Salaries for Named Executive Officers
10.10	Access National Corporation 2009 Stock Option Plan, effective May 19, 2009 (incorporated by reference to Appendix A to the definitive proxy statement filed April 15, 2009)
10.10.1	Form of Stock Option Agreement for Employee under 2009 Stock Option Plan (incorporated by reference to Exhibit 10.10.1 to Form 8-K filed July 6, 2009)
10.11+	Termination Agreement between Access National Bank and Charles Wimer, dated as of June 4, 2012 (incorporated by reference to Exhibit 10.11 to Form 10-Q filed August 14, 2012 (file number 000-49929))
10.12*+	Termination Agreement between Access National Bank and Dean Hackemer, dated as of March 14, 2013
10.13*+	Employment Agreement between Access National Bank and Michael W. Clarke
10.14*+	Employment Agreement between Access National Bank and Robert C. Shoemaker
10.15*+	Employment Agreement between Access National Bank and Dean Hackemer
21*	Subsidiaries of Access National Corporation
23*	Consent of BDO USA, LLP
24*	Power of Attorney (included on the signature page of this report)
31.1*	CEO Certification Pursuant to Rule 13a-14(a)
31.2*	CFO Certification Pursuant to Rule 13a-14(a)
32*	CEO/CFO Certification Pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

100*	The following materials from Access National Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language), furnished herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income,(iii) Consolidated Statements of Comprehensive Income, (iv) Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

* filed herewith

+ indicates a management contract or compensatory plan or arrangement

** In accordance with Rule 406T of Regulation S-T, the information in this exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Access National Corporation
(Registrant)

Date: March 18, 2013

By: /s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer

Date: March 18, 2013

By: /s/ Margaret M. Taylor
Margaret M. Taylor
Senior Vice President and Chief Financial Officer

SIGNATURES

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael W. Clarke his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael W. Clarke Michael W. Clarke	President, Chief Executive Officer & Director (Principal Executive Officer)	March 18, 2013
/s/ John W. Edgemond IV John W. Edgemond IV	Director	March 18, 2013
/s/ Martin S. Friedman Martin S. Friedman	Director	March 18, 2013
/s/ James L. Jadlos James L. Jadlos	Chairman & Director	March 18, 2013
/s/ Thomas M. Kody Thomas M. Kody	Director	March 18, 2013
/s/ Robert C. Shoemaker Robert C. Shoemaker	Director	March 18, 2013
/s/ J. Randolph Babbitt J. Randolph Babbitt	Director	March 18, 2013
/s/ Margaret M. Taylor Margaret M. Taylor	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 18, 2013

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Access National Corporation
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

James L. Jadlos
Chairman, Access National Corporation
Chairman, IQual Corporation

Michael W. Clarke
President, Chief Executive Officer, Access National Corporation
President, Chief Executive Officer, Access National Bank

J. Randolph Babbitt
Senior Vice President of Labor Relations, Southwest Airlines
Managing Member, Babbitt & Associates, LLC

John W. Edgemond
Owner, GreenWorks Landscaping, Inc.

Martin S. Friedman
CEO, FJ Capital Management

Thomas M. Kody
Owner, Waldorf Ford, Inc.

Robert C. Shoemaker
Executive Vice President, Access National Corporation
Executive Vice President, Chief Lending Officer, Access National Bank

EXECUTIVE OFFICERS

Michael W. Clarke
President, Chief Executive Officer, Access National Corporation
President, Chief Executive Officer, Access National Bank

Dean F. Hackemer
President, Access National Mortgage, a division of Access National Bank

Robert C. Shoemaker
Executive Vice President, Access National Corporation
Executive Vice President, Chief Lending Officer, Access National Bank

Margaret M. Taylor
Senior Vice President, Chief Financial Officer, Access National Corporation
Senior Vice President, Chief Financial Officer, Access National Bank

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Special thanks to all of our dedicated associates.

Cynthia Caldwell • Michael Clarke • Sheila Linton • Robert Shoemaker • Theodore Lauer • Patricia Fisher • Robert Kraft • Dean Hackemer
William Cargill • Kathie Robinson • Augie Zullo • Sharon Peters • Pamela Dickens • Suzanne Jordan • Melody McLellan • Kimberly Clifford
Arezoo Flynn • Alicia Quintero • Andrew Kalin • Anthony Porto • Kathy Blake • William Matlock • Jona Payne • Doris Hambright • Edward Presler
Melissa Salisbury • Zach Evans • Dallas Dixon • Diane Holland • Karen Puleo • Susan Mangum • Melinda Morgan • Jenifer Nadeem • Donald Wipf
Leonard Wright Jr. • Rafael Martinez • Charles Lowe • Teresa Dimaio • J. David Linthicum • Lourdes Roddy • Yvonne Johnson • Kirby Davis
Ramon Jugo • Hleziphi Chiware • Juanita Bogle • Jason Bare • Kristine Collins • Kay Smith • Reema Bhalla • Matthew Evans • Tracy LaFlamme
John Yaremchuk • Wendy Navarro • Julie Flanigan • Christine Miller • Julie Wallace • Sarah Watkins • Dena Wright • Renée Kirkpatrick
Martin Brula • Susan Bruner • Joseph Kelly • David Talebian • Stephanie Ogle • Andrea Ortuno • Sarala Pandey • Marshall McCarty
Ambika Baptista • Michael Terpak • Benjamin Lawler • Kelly Smith • Christine Pollard • Ernest Argleben Jr. • Angela Perkins • Jin Ah Yu
Lauren Tugberk • Linh Phu • Alexandre Knapp • Anthony Carman • Carrie Chienyuen • Ines Zapatel • Patrick Runge • Catherine Stone
Juanita Thomas • Michael Nester • William Nalls • Ronald Cross • Kimberley Hyder • Darla Dennis • Melissa Johnson • Mark Kuchik
Rhonda Kuchik • William Powell • Mary Zoller • Jenna Scott • Rosa Arias • Rebecca Ashton-King • Stephanie Class • Joanne Dunn
Adam Linthicum • Adam Nalls • Michael Ruehr • Michael Lovelace • Carlos Yanez • Eric Stillwell • Kevin Wamsley • Kameron Struble
Andrew Clavio • Staci Ostendorf • Robert Welshans • Tammie Welshans • Patrick Muldoon • Craig Berry • James McCarthy • Michael Anthony
Harris Haley • Lisa Davis • Craig Sablosky • Richard Claburn • Amanda Gregg • Diego Barco • Brett Mclaughlin • Orathai Kuvareewong



Joshua Dollar • Vicki Cooper • Johnna Maravelis • Jean Holman • Matthew Murphy • Ryan Zearley • Chad Ludwig • Laura Walker • Anne Williams
Mahshid Amirforoughi • Renee Moore • Jeffrey Day • John Grosso • Charles Kettenacker • Heather Lynch • Amy Grabowski • Daniel Saunders
Christopher Williams • John Wolff • Carleen Coy • Chad Fallis • Joan Wright • Paul Johnson • Phillip Hicks • Pamela Hughes • Thomas Young Jr.
Stacy Addison • Sabrina Turman • William Acree Jr. • Wonju Song • Jesse Dorey-Ferrera • Amber Bennett-Pryor • Joseph Franklin • Juana Boone
Cynthia Parker • Thomas Ciolkosz • Timothy Allen • Jennifer Bostrom • Magdalena Johnston • Jeffrey Sacknoff • Mason Green • Dawn Hirte
Sharla Frazier • Adam Lush • Eric McPhilomy • Phillip Williams • Alan Olmos • Susana Reque-Vidaurre • Michelle Taylor • Tiffany Kehler
Jennifer Mink • Anne Hartwick • Christina Jacobs • Karen Brown • Monica Price • Kyle Zotter • Patricia Foster • Lauren Collier • Nicole Rainey
Hamed Rouhi • James Reed • Antonio Scarpero • Susan Kerr • Timothy Palamides • Loretta Hicks • Margaret Taylor • Loriana Cipolletti
Jeysson Morales • Tina Quintana • Charlotte Kelley • Matthew Augustosky • Mario Ichaso • Kevin Brooks • Ian Flanders • Stephanie Daniel
Athena Fox • Melissa Long • Jeanine Kushla • Edward Feldman • Dianna Wilson • Michele Harris • Matthew Koehlinger • Kari Kuper
Timothy Robbins • Barbara Spelman • Gregory Raymond • Tina Deanda • Edward Nam • Anisha Sawant • Damon Davis • Sacha Parson
Jeremy Tatge • Branimir Tsanov • Christopher Sanchez • Rodolfo Herrera • Timothy Robbins • Michelle Ruggiero • James Barricks • Tim Hazelman
Judy Lewis • Tracy Milanese • Meako Beaulieu • Stephanie Hiatt • Carisa Martin • Jennifer Ward • Yana Nifantova • Matthew Ramos
Anthony Costantino • Stephanie Zimla • Martin Weitzel • Debora Crane • Padra Vue • Eugene Morton • Melinda Andrews • Kristin Angus • Carey Siegler
Amy Wittenauer • Nicole Jones • Taylor Jukanovich • Jonathan Bridges • Connor Winemiller • Kevin Clancy • Kelli Chambers • Susan Sandlin
Francine Monteleon • Ashlie Pesecky • Molly Wilson • Amy Russell • Burx Norrod • Rene Rivera • Raz Sofy • Michael Bass • Shannon Cowgill

Access National Corporation
Corporate Information

Access National Bank®
The Difference is Access.

Corporate Headquarters
1800 Robert Fulton Drive
Suite 300
Reston, VA 20191
(703) 871-2100

Investor Relations
IR.AccessNationalBank.com

Sheila Linton
VP, Corporate Secretary
1800 Robert Fulton Drive
Suite 300
Reston, VA 20191
(703) 871-2100
smlinton@AccessNationalBank.com

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.RTCO.com

Dividend Reinvestment Plan
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.RTCO.com

Independent Auditors
BDO USA, LLP
300 Arboretum Place
Suite 520
Richmond, VA 23236
(804) 330-3092
www.BDO.com

Stock Market Listing
Access National Corporation common stock is publicly traded and quoted on the NASDAQ Global Market under the symbol "**ANCX**".

Annual Meeting
May 21, 2013
4:00 p.m. (EDT)
1800 Robert Fulton Drive
Reston, VA 20191